As filed with the Securities and Exchange Commission on May 20, 2003

                                              Registration No. 333-_____________

================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                          _____________________________

                          Journal Communications, Inc.
            (Exact name of co-registrant as specified in its charter)

                    Journal Employees' Stock Trust Agreement
            (Exact name of co-registrant as specified in its charter)

   Wisconsin          333 West State Street                 39-0382060
(State or other    Milwaukee, Wisconsin 53203            (I.R.S. Employer
jurisdiction of          (414) 224-2425            Identification No. of Journal
incorporation or     (Address, including zip           Communications, Inc.)
organization of    code, and telephone number,
each registrant)     including area code, of                39-6153189
                   each registrant's principal           (I.R.S. Employer
                       executive offices)          Identification No. of Journal
                                                          Employees' Stock
                                                          Trust Agreement)

                   ___________________________________________
                                 Steven J. Smith
                      Chairman and Chief Executive Officer
                          Journal Communications, Inc.
                              333 West State Street
                           Milwaukee, Wisconsin 53203
                                 (414) 224-2425
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with copies to:

                             Benjamin F. Garmer, III
                                 Russell E. Ryba
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 271-2400
           ----------------------------------------------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[ ]
     If the registrants elect to deliver their latest annual reports to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.[ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]
                         ______________________________

                                   CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------

                                    Amount to        Proposed Maximum         Proposed Maximum         Amount of
Title of Shares to be Registered  be Registered  Offering Price Per Unit  Aggregate Offering Price  Registration Fee
--------------------------------  -------------  -----------------------  ------------------------  ----------------
Units of Beneficial Interest         318,517            $37.78(1)              $11,234,998(2)         $909(3)
--------------------------------  -------------  -----------------------  ------------------------  ----------------
(1)  Highest price, excluding interest, to be payable per unit in connection with the rescission offer covered by this registration statement. The price per unit will range from $31.41 to $37.78, depending on the price originally paid by the offeree.
(2)  Aggregate purchase price, excluding interest, estimated to be payable if the rescission offer covered by this registration statement is accepted in full.
(3)  Calculated pursuant to Rule 457(j) on the basis of the amount at which the units were sold.

                             ______________________
     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS (Subject to Completion)
Issued May 20, 2003


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

                                     [LOGO]

                          JOURNAL COMMUNICATIONS, INC.

                       THE JOURNAL EMPLOYEES' STOCK TRUST

                      318,517 UNITS OF BENEFICIAL INTEREST
                               __________________

The Trust and the Company:

The Journal Employees' Stock Trust was established to promote and facilitate the acquisition and ownership of a beneficial interest in common stock of Journal Communications, Inc. by employees of Journal Communications and to promote stability and continuity of management and control of Journal Communications. Journal Communications is a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. Neither Journal Communications' common stock nor units of beneficial interest in the Journal Employees' Stock Trust are listed on any national securities exchange or the Nasdaq Stock Market, Inc.

The Rescission Offer:

The units of beneficial interest represent beneficial interests in the Journal Employees' Stock Trust established under the Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended. The Journal Employees' Stock Trust, in turn, owns shares of common stock of Journal Communications. We are offering to rescind the sale of all of the units of beneficial interest purchased during certain periods by employees or former employees who purchased the units in California, Idaho, Louisiana, Maryland, Minnesota, Missouri, Nebraska and Tennessee because our sales of these units may have been in violation of certain state securities laws' requirements.

The price per unit to be paid in the rescission offer ranges from $31.41 to $37.78, depending on the price paid by an employee for each unit, plus interest at a rate depending on the state in which the units were purchased, less any dividends due or paid on such units. The aggregate purchase price, including interest, estimated to be payable if the rescission offer is accepted in full is $12,469,036.

Expiration Date: The rescission offer expires at 5:00 p.m., Central Daylight Time, on _______, 2003 or the date that is 30 calendar days after a unitholder's receipt of this rescission offer, whichever date is later.
                               __________________

Investing in units of beneficial interest involves risks. See "Risk Factors" beginning on page 4.

                               __________________

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               __________________

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY............................................................1
RISK FACTORS..................................................................4
FORWARD-LOOKING STATEMENTS...................................................14
QUESTIONS AND ANSWERS ABOUT OUR RESCISSION OFFER.............................16
OUR RESCISSION OFFER.........................................................19
JOURNAL EMPLOYEES' STOCK TRUST...............................................23
JOURNAL COMMUNICATIONS.......................................................24
SELECTED FINANCIAL DATA......................................................34
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS.........................................38
BRIEF DESCRIPTION OF RECAPITALIZATION........................................67
DESCRIPTION OF UNITS OF BENEFICIAL INTEREST..................................73
MARKET AND DIVIDEND INFORMATION..............................................76
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE............................77
LEGAL MATTERS................................................................77
EXPERTS......................................................................77
WHERE YOU CAN FIND MORE INFORMATION..........................................77
INDEX TO FINANCIAL STATEMENTS...............................................F-1
APPENDIX A - LETTER TO UNITHOLDERS..........................................A-1
APPENDIX B - ELECTION FORM FOR RESCISSION...................................B-1


                          ____________________________


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any rescission of the sale of units of beneficial interest.

                               Prospectus Summary

     This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this rescission offer, we encourage you to read this prospectus in its entirety, especially the risks of investing in units discussed under "Risk Factors" and our consolidated financial statements, including the notes thereto. As used herein "we" and "our" generally refer to Journal Communications, Inc., but where appropriate they also include the Journal Employees' Stock Trust.

Journal Employees' Stock Trust

     The Journal Employees' Stock Trust (which we refer to as "JESTA" or the "Stock Trust") is a trust established under the Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended ("Trust Agreement"). The purpose of the Stock Trust is to promote and facilitate the acquisition and ownership of a beneficial interest in our common stock by our employees and to promote stability and continuity of management and control in the interest of our shareholders and employees. Currently, the Stock Trust owns 90% of our common stock and the heirs of Harry J. Grant, our former chairman, own the balance.

     Many of our employees own units of beneficial interest representing beneficial interests in the Stock Trust, with each unit representing beneficial ownership in one share of our common stock held by the Stock Trust. A unit is different than a share of common stock offered by publicly traded companies. Units cannot be traded on the open market. In most circumstances, a unit only can be sold to another employee, certain of our shareholders or to us. A unit does not provide a unitholder with all of the rights typically associated with stock ownership. The Trust Agreement governs all aspects of unitholders' rights and obligations. The Trust Agreement is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference herein.

Journal Communications

     Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our telecommunications subsidiary, Norlight Telecommunications, Inc., which provides both wholesale telecommunications services and business-to-business telecommunications services, we own and operate a regional fiber optic network and provide integrated data communications solutions in seven states. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

The Rescission Offer

     Under the Trust Agreement, we offered and sold units of beneficial interest to our employees. For federal securities law purposes, we registered these offers and sales on one or more Registration Statements on Form S-8. We did not register the units under the state securities laws. Instead, we relied on exemptions from the securities registration requirements for the offer and sale of the units. It appears that, due to the nature of the Trust Agreement and the nature of the offers and sales, the offer and sale of some of these units may not have qualified for an exemption from registration under the securities laws of California, Idaho, Louisiana, Maryland, Minnesota, Missouri, Nebraska or Tennessee. We are making the rescission offer to address these state compliance issues by offering to rescind the sale of all of the units covered by this rescission offer and paying to the participating employees the purchase price paid for the units, less any dividends due or paid on such units.

     We believe that your receipt of this rescission offer will preclude you from later seeking similar relief in connection with our failure to comply with the securities registration requirements for your units under the securities laws of your state. You are urged to consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept the rescission offer. If you fail to accept or affirmatively reject our rescission offer, then you will retain ownership of the units of beneficial interest that you purchased and will not receive any cash for those units in this rescission offer.

     To the extent you accept the rescission offer for some or all of your affected units of beneficial interest, following payment for those units in the rescission offer, you will cease to have any further right, title or interest in those units and any subsequent appreciation in the value of the shares of our common stock underlying the units.

     In deciding whether to participate in the rescission offer or retain your units, you should understand that concurrently with this rescission offer we are seeking unitholder and shareholder approval of a transaction, including a share exchange with a wholly-owned subsidiary, pursuant to which we will change the current capital structure of Journal Communications by exchanging shares of our common stock for new shares of class B common stock of "New Journal" (which is how we refer to our company after the share exchange), which shares will be distributed to unitholders upon termination of JESTA following the share exchange. After the share exchange, we intend to conduct an initial public offering and offer to purchase some of our class B shares pursuant to a tender offer (we do not expect that you would be able to tender all of your class B shares in the tender offer). Assuming the recapitalization transaction takes place, acceptance of this rescission offer will eliminate your ability to participate in the recapitalization with respect to the rescinded units. Further, you should be aware that the offering price in the tender offer, should it occur, may be higher than the rescission offer price.

     On October 25, 2002, we suspended the purchase and sale of units. Assuming the recapitalization transaction does not take place and the suspension is lifted, then we anticipate that you would receive more for your units upon a sale pursuant to the Trust Agreement, based on the current option price under the Trust Agreement, than you would in the rescission offer. However, there is no assurance that we would elect to buy units offered for sale in the future, as we have in the past, or that there would be a liquid market for the units.

The Recapitalization

     As part of our ongoing efforts to position our company for continued success in an increasingly competitive world while preserving our independence and long-standing employee-owned culture, concurrently with this rescission offer we are seeking unitholder and shareholder approval of a transaction, including a share exchange with a wholly-owned subsidiary, pursuant to which we will change our current capital structure by exchanging shares of our common stock for new shares of class B common stock of New Journal, which shares will be distributed to unitholders upon termination of JESTA following the share exchange. After the share exchange, we intend to conduct an initial public offering and offer to purchase some of our class B shares pursuant to a tender offer (we do not expect that you would be able to tender all of your class B shares in the tender offer). Assuming the recapitalization transaction takes place, acceptance of this rescission offer will eliminate your ability to participate in the recapitalization with respect to the rescinded units. Further, you should be aware that the offering price in the tender offer, should it occur, may be higher than the rescission offer price. See "Brief Description of Recapitalization."

     If you elect not to participate in this rescission offer and to retain your units, and the recapitalization transaction takes place, then you will retain the right to receive class B shares of common stock of New Journal in exchange for the retained units. The rescission offer will expire prior to the recapitalization transaction being effected. See "Brief Description of Recapitalization."

     New Journal has filed with the SEC a Registration Statement on Form S-4 (Joint Proxy Statement/Prospectus), File No. 333-105209, relating to the share exchange.

Risks Relating to Our Business, the Rescission Offer and the Recapitalization

     In connection with the rescission offer, you should take into account the risks we face in our business. You should also be aware that there are various risks involved in continuing your investment in our common stock by continuing your investment in units. For more information about these and other risks, see "Risk Factors" beginning on page 4. You should carefully consider these risks factors together with all of the other information included in this prospectus.

                             _______________________

     Our principal executive offices are located at 333 West State Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 224-2374. Our web site is www.jc.com. Information contained on our web site is not incorporated by reference into this prospectus and you should not consider information on our web site as part of this prospectus.

                                  Risk Factors

     An investment in units of beneficial interest involves risk. You should carefully consider the risks we describe below before deciding whether to retain the units subject to this rescission offer. In assessing these risks, you should also refer to the other information included in this prospectus, including financial statements and the notes thereto.

Risks Relating to Units of Beneficial Interest

     An investment in units is an equity investment in Journal Communications and involves risks. You should carefully consider these risks as you determine whether to retain your units or participate in the rescission offer. Risks you should consider include, among others:

     o The value of your investment depends on our overall financial performance.

     o There is currently no public trading market for units, and neither Journal Communications nor anyone else has any obligation to purchase units from you in the future.

     o An investment in units does not, by itself, provide a diversified investment portfolio. An appropriate level of diversification is one of the key risk management safeguards that financial planning professionals generally recommend.

     o While in the past the value of units, as reflected in the option price for units, has gone up from one year to the next, there is no guarantee that the price of units will be higher in the future.

     o If you retain your units, then they may be exchanged for class B shares of common stock of New Journal in the recapitalization.

Risks Relating to Journal Communications' Diversified Media Business

DECREASES IN ADVERTISING SPENDING, RESULTING FROM ECONOMIC DOWNTURN, WAR, TERRORISM OR OTHER FACTORS, COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Approximately 47.5% of our revenue in 2002 was generated from the sale of local, regional and national advertising appearing in our newspapers and shoppers and for broadcast on our radio and television stations. Advertisers generally reduce their advertising spending during economic downturns, so a recession or further economic downturn could have an adverse effect on our financial condition and results of operations. Also, our advertising revenue tends to decline in times of national or local crisis because our radio and television stations broadcast more news coverage and sell less advertising time. For example, the threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a negative impact on our broadcast results due to reduced spending levels by some advertisers, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war. As a result, the war in Iraq, additional terrorist attacks or other wars involving the United States could adversely affect our financial condition and results of operations.

     Additionally, some of our printed publications and our radio and television stations generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry, political advertising and professional sports contracts. As a result, even in the absence of a recession or further economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse affect on our financial condition and results of operations.

     In addition, our advertising revenue and circulation revenue depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores, and local economic conditions in general. If the population demographics, prevailing retail environment, or local economic conditions of a community served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected. This is especially true with respect to the metropolitan Milwaukee market, which is served by our daily newspaper, the Milwaukee Journal Sentinel, one of our television stations, two of our radio stations and a number of our community newspapers and shoppers, and from which we derived approximately 36.1% of our operating revenue in 2002.

OUR DIVERSIFIED MEDIA BUSINESSES OPERATE IN HIGHLY COMPETITIVE MARKETS, AND WE MAY LOSE MARKET SHARE AND ADVERTISING REVENUE TO COMPETING NEWSPAPERS, RADIO AND TELEVISION STATIONS, AS WELL AS TO OTHER TYPES OF MEDIA COMPETITORS OR THROUGH CONSOLIDATION OF MEDIA COMPETITORS.

     Our diversified media businesses operate in highly competitive markets. Our newspapers, shoppers, radio stations and television stations compete for audiences and advertising revenue with other newspapers, shoppers, radio stations and television stations, as well as with other media such as magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Some of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do.

     In newspapers and shoppers, our revenue primarily consists of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages and the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality and customer service. Our local and regional competitors in community newspapers and shoppers are typically unique to each market, but we have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Circulation revenue and our ability to achieve price increases for our print products are affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. We may incur increasing costs competing for advertising expenditures and paid circulation. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenue may decline and our financial condition and results of operations may be adversely affected.

     Our radio and television broadcasting businesses compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Advertising rates are set based upon a variety of factors, including a program's popularity among the advertiser's target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served and the availability of alternative advertising in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations to our markets, the introduction of competitive local news or other programming by cable and satellite providers, or the adoption of competitive formats by existing stations could result in lower ratings and have a material adverse effect on our financial condition and results of operations.

     In addition, our operations may be adversely affected by consolidation in the broadcast industry, especially if competing stations in our markets are acquired by competitors who have a greater national scope and can offer a greater variety of national and syndicated programming for listeners and viewers and enhanced opportunities for advertisers to reach broader markets. If current regulatory restrictions on ownership of multiple stations in a single market are lifted, industry consolidation would be more likely to occur.

SEASONAL AND CYCLICAL CHANGES IN ADVERTISING VOLUME AFFECT OUR QUARTERLY REVENUE AND RESULTS OF OPERATIONS AND MAY CAUSE OUR STOCK PRICE TO BE VOLATILE.

     Our quarterly revenue and results of operations are subject to seasonal and cyclical fluctuations that we expect to continue to affect our results of operations in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is typically at its lowest levels following the holiday season. Our fourth fiscal quarter tends to be our strongest quarter, primarily because of revenue from holiday season advertising. Our quarterly revenue also varies based on the dynamics of the television broadcast industry. In particular, we experience fluctuations, primarily during our third and fourth quarters, during political voting periods as advertising dramatically increases. Also, since NBC has exclusive rights to broadcast the Olympics through 2008, our NBC affiliate stations experience increased viewership and revenue during Olympic broadcasts. Other factors that affect our quarterly revenue and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices and general economic factors. These quarterly fluctuations in revenue and results of operations may cause our stock price to be volatile.

WE MAY NOT BE ABLE TO ACQUIRE RADIO STATIONS, TELEVISION STATIONS OR NEWSPAPERS, SUCCESSFULLY MANAGE ACQUIRED PROPERTIES, OR INCREASE OUR PROFITS FROM THESE OPERATIONS.

     Our diversified media business has in the past expanded through acquisitions of radio and television stations and community newspapers and shoppers in selected markets. We intend to pursue continued growth through selected acquisitions if we are able to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing.

     Our  acquisition strategy includes certain risks. For example:

     o we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities and the expansion of operations;

     o    we may fail to achieve acquisition synergies;

     o we may encounter regulatory delays or other impediments in connection with proposed transactions;

     o our acquisition strategy may divert management's attention from the day-to-day operation of our businesses;

     o    key personnel at acquired companies may leave employment; or

     o we may be required to focus resources on integration of operations rather than more profitable areas.

     In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations.

     We have in the past and may in the future "cluster" multiple radio and television stations in markets that we believe have demographic characteristics and growth potential suitable to further our business objectives. Multiple stations in the same geographic market area could make our results of operations more vulnerable to adverse local economic or demographic changes than they would otherwise be if our stations were located in geographically diverse areas.

     We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. Assuming the recapitalization transaction takes place, we may also consider financing acquisitions by issuing additional shares of class A common stock (we anticipate issuing class A common stock in our proposed public offering), which would dilute your ownership. Another potential source of financing for future acquisitions is to incur more debt, which would lead to increased leverage and debt service requirements. Inherent in any future acquisitions is the risk of transitioning company cultures and facilities which could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

OUR PUBLISHING BUSINESS MAY SUFFER IF THERE IS A SIGNIFICANT INCREASE IN THE PRICE OF NEWSPRINT OR A REDUCTION IN THE AVAILABILITY OF NEWSPRINT.

     The basic raw material for newspapers and shoppers is newsprint. Our newsprint consumption related to our publications totaled approximately $37.7 million in 2002, which was 12.1% of our total publishing revenue. We currently purchase approximately 95% of our newsprint from two suppliers. Our inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations.

WE MAY ENCOUNTER DIFFICULTIES OR DELAYS ASSOCIATED WITH OUR NEW PRINTING FACILITY FOR THE MILWAUKEE JOURNAL SENTINEL, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our daily newspaper, the Milwaukee Journal Sentinel, completed construction of a new $112 million production facility in West Milwaukee, Wisconsin to house all printing, packaging, inserting and transportation processes. Although the installation and start-up of the new offset lithography presses is complete, we cannot assure you that we will not encounter unexpected difficulties or delays in connection with the new printing equipment or employee training on new press operation. Any such difficulties could result in a reduction in consumer confidence, a decline in circulation and a decline in advertising revenue, and could have a material adverse effect on our financial condition and results of operations.

CHANGES RELATING TO INFORMATION COLLECTION AND USE COULD ADVERSELY AFFECT OUR ABILITY TO COLLECT AND USE DATA, WHICH COULD HARM OUR PUBLISHING BUSINESS.

     Recent public concern over methods of information gathering has led to the enactment of legislation in certain jurisdictions that restricts the collection and use of information. Our publishing business relies in part on telemarketing sales, which are affected by recent "do not call" legislation at both the federal and state levels. Further legislation, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide that information to our customers, and could adversely affect our results of operations.

IF WE ARE UNABLE TO RESPOND TO CHANGES IN TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OUR RADIO STATIONS MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

     The broadcast media industry is subject to the emergence of new media technologies and evolving industry standards. Several new technologies are being developed which may compete with our radio stations, including:

     o audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

     o satellite digital audio radio service, with sound quality comparable to that of compact discs, which has resulted in the introduction of several new satellite radio services including numerous niche formats;

     o in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

     o expanded approval of low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

These new technologies have the potential to introduce new market competitors or change the means by which radio advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies.

IF WE ARE UNABLE TO RESPOND TO CHANGES IN TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OUR TELEVISION STATIONS MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

     New technologies could also adversely affect our television stations. Programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet and home video and entertainment systems have fractionalized television viewing audiences. Over the past decade, cable television programming services have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other technological changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming.

     In addition, video compression techniques, now in use with direct broadcast satellites and, potentially soon, for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these technological changes will have on the television industry or the future results of our television broadcast business.

IF THE NETWORK PROGRAMMING WE BROADCAST PURSUANT TO NETWORK AFFILIATION AGREEMENTS DOES NOT MAINTAIN SATISFACTORY VIEWERSHIP LEVELS, OUR ADVERTISING REVENUES, FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     The television viewership levels, and ultimately advertising revenue, for each station are materially dependent upon network programming, which is provided pursuant to network affiliation agreements. We cannot assure you that network programming will achieve or maintain satisfactory viewership levels. In particular, because three of our stations (including our low-power station) are parties to affiliation agreements with ABC and two with NBC, failures of ABC or NBC network programming to attract viewers or generate satisfactory ratings may have an adverse effect on our financial condition and results of operations. In addition, we cannot assure you that we will be able to renew our network affiliation agreements on as favorable terms or at all. The termination or non-renewal, or renewal on less favorable terms, of the affiliation agreements could have an adverse effect on us.

THE COSTS OF TELEVISION PROGRAMMING MAY INCREASE, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Television programming is a significant operating cost component in our broadcasting operations. We cannot assure you that we will not be exposed in the future to increased programming costs. Should such an increase occur, it could have an adverse effect on our results of operations. In addition, television networks have been seeking arrangements from their affiliates to share the networks' programming costs and to eliminate network compensation traditionally paid to broadcast affiliates. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our operations. Acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs and decrease station earnings.

IF OUR KEY ON-AIR TALENT DOES NOT REMAIN WITH US OR LOSES POPULARITY, OUR ADVERTISING REVENUE AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     We employ or independently contract with a number of on-air personalities and hosts of television and radio programs whose ratings success depends in part on audience loyalty in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we cannot assure you that all or any of these key employees will remain with us over the long term. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty could reduce ratings and may impact our ability to generate advertising revenue.

     In addition, our key local management employees are extremely important to our business since we believe that our growth and future success depends on retaining local management with knowledge of the community, its audience and its advertisers. Our inability to attract or retain these skilled personnel could have a material adverse impact on our financial condition and results of operations.

CHANGES IN THE PROFESSIONAL SPORTS INDUSTRY COULD RESULT IN DECREASED RATINGS FOR OUR MILWAUKEE RADIO STATION AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for these organizations. Our advertising revenue could be adversely affected by changes in the professional sports industry, such as a relocation of one of the local professional sports teams from the Wisconsin market or the potential loss of exclusivity due to league or team initiatives such as pay-per-listen, satellite radio or Internet broadcast of games. In addition, we could lose our exclusive broadcast rights during periodic bidding, or suffer damage to the marketplace value of sports advertising due to factors such as a players' strike, negative publicity or downturn in on-field performance of a team.

IF CABLE SYSTEMS DO NOT CARRY OUR NEW DIGITAL CHANNELS, OUR REVENUE AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     Since our television stations are highly dependent on carriage by cable systems in many of the areas they service, any rules of the Federal Communications Commission (which we refer to as the "FCC") that impose no or limited obligations on cable systems to carry digital television signals in their local markets could result in some of our television stations not being carried on cable systems, which could adversely affect our revenue and results of operations.

IF WE CANNOT RENEW OUR FCC BROADCAST LICENSES, OUR BUSINESS WILL BE IMPAIRED.

     Our business depends upon maintaining our broadcast licenses, which are issued by the FCC. Our broadcast licenses will expire between 2004 and 2006 and are renewable. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it.

THE FCC MAY IMPOSE SANCTIONS OR PENALTIES FOR VIOLATIONS OF RULES OR
REGULATIONS.

     If we or any of our officers, directors or significant shareholders materially violate the FCC's rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition by a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us which could involve the imposition of monetary penalties, the denial of a license renewal application, revocation of our broadcast licenses or sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station only after we had exhausted all administrative and judicial review without success.

WE COULD EXPERIENCE DELAYS IN EXPANDING OUR BUSINESS DUE TO ANTITRUST LAWS.

     The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Recently, the Department of Justice has challenged a number of radio broadcasting transactions. Some of these challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Department of Justice has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses.

REGULATORY CHANGES MAY RESULT IN INCREASED COMPETITION IN OUR RADIO AND TELEVISION BROADCASTING BUSINESS.

     The radio and television broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies limit the number of broadcasting properties in which any person or entity may have an attributable interest in any market and require FCC approval for transfers of control and assignments of licenses. These restrictions include a national limit on broadcast television stations to an aggregate audience reach of 35% of all households. These restrictions also include a variety of local limits on ownership, such as a limit of one television station in medium and smaller markets and two stations in larger markets as long as one station is not a top-four rated station (known as the duopoly rule), prohibitions on ownership of a daily newspaper and broadcast station in the same market and limits of four to eight radio stations and one television station in the same market. These regulations currently prevent us from entering dual-station ownership and cross-ownership arrangements in various attractive markets.

     In February 2002, the U.S. Court of Appeals determined that the FCC has not provided legal justification for its long-standing 35% national ownership cap. The FCC is now charged with either justifying a cap or eliminating it altogether. If the national ownership cap is liberalized or abolished, television operators that are currently at the limit will be able to acquire additional stations, which may give them a competitive advantage over us, since they have much greater financial and other resources than we have. In addition, the networks' ability to acquire additional stations could give them "leverage" over their affiliates on issues such as compensation and program clearance, in part because of the risk that a network facing an uncooperative affiliate could acquire a station in the market and terminate its agreement with that affiliate. The FCC is also currently reviewing several of its other ownership restrictions, including the restriction on ownership of more than one television station in medium and smaller markets, the restrictions on ownership of both radio and television stations in the same market, and the current prohibition on ownership of a daily newspaper and a broadcast station (radio or television) in the same market. Should the FCC decide to limit or eliminate any of these restrictions, which is not expected until June 2003, at the earliest, we may then face increasing competition with larger and more diversified entities for circulation and advertising revenue.

RISKS RELATING TO JOURNAL COMMUNICATIONS' TELECOMMUNICATIONS BUSINESS

TELECOMMUNICATIONS TECHNOLOGY CHANGES VERY RAPIDLY, WHICH COULD RESULT IN PRICE DECLINES OR RENDER OUR TELECOMMUNICATIONS TECHNOLOGY OBSOLETE.

     We expect that new telecommunications products and technologies will emerge and that existing products and technologies, including high speed data transmission, voice transmission over the Internet and wireless technologies, will further develop. These new products and technologies may reduce the prices for our telecommunications services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. The future success of our telecommunications business depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.

     Advances in transmission equipment used with fiber optic technology have resulted in significant per circuit price declines in the fiber optic cable transmission industry. Recent changes in technology have continued to lower the cost of providing services. If there is less demand than we project or a bigger drop in prices than we project, it could adversely affect our operating margins and, accordingly, our results of operations. We cannot be certain, even if our projections with respect to those factors are realized, that we will be able to implement our strategy or that our strategy will be successful in the rapidly evolving telecommunications market.

CONTINUED OVERCAPACITY AND INTENSE COMPETITION MAY NECESSITATE FURTHER PRICE DECREASES WHICH WOULD HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

     While many competitors in the telecommunications industry have been acquired or ceased operations within the past two fiscal years, our telecommunications business continues to compete with multiple large national carriers, regional carriers and local exchange carriers. Many of these competitors have built large fiber optic networks that remain underutilized, resulting in excess capacity that places downward pressure on the prices we and others are able to charge for our telecommunications services. Continued excess capacity and price competition could further decrease the prices we are able to charge our customers, which could have an adverse effect on our results of operations.

THE EXPENDITURES NECESSARY TO SUFFICIENTLY DEVELOP OUR TELECOMMUNICATIONS NETWORK TO REACH CUSTOMERS WITHIN THE LOCAL EXCHANGE NETWORK AND DEVELOP OUR TELECOMMUNICATIONS SERVICES IN ORDER TO SATISFY OUR CUSTOMERS DEMANDS MAY SURPASS OUR AVAILABLE CASH, AND WE MAY BE UNABLE TO OBTAIN ADDITIONAL CAPITAL TO DEVELOP OUR SERVICES ON A TIMELY BASIS AND ON ACCEPTABLE TERMS.

         Although we have expended significant resources in building our telecommunications network and the developing telecommunications customer base, we may require significant additional cash to develop local access capacity and the range of services we can offer throughout our service area in order to remain competitive in our market. We may have to expand or adapt our telecommunications network components to respond to the following:

     o    a need for new product offerings, specifically local access capacity;

     o    an increasing number of customers;

     o    demand for greater transmission capacity;

     o    changes in our customers' service requirements; and

     o    technological advances.

     These expenditures for expansion and for more services, together with associated operating expenses, may reduce our cash flow and profitability. We cannot guarantee that additional financing will be available to us or, if available, that we can obtain it on a timely basis and on acceptable terms.

SERVICE INTERRUPTIONS ON THE NETWORK COULD CAUSE IMMEDIATE LOSS OF REVENUE, PAYMENT OF OUTAGE CREDITS TO OUR CUSTOMERS AND THE LOSS OF OUR CUSTOMERS' CONFIDENCE AND OUR BUSINESS REPUTATION.

     Our success in marketing our telecommunications services to our customers requires that we provide high reliability, high bandwidth and a secure network. Our network and the infrastructure upon which it depends requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world, and are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond our control that may cause interruptions in service or reduced capacity for customers. While we have built-in system redundancies to reduce these risks, a prolonged network failure could jeopardize our ability to continue operations. Our agreements with our customers typically provide for the payment of outage related credits (a predetermined reduction or offset against our lease rate when a customer's leased facility is non-operational or otherwise does not meet certain operating parameters). In the case of a large-scale disruption of our network or the support infrastructure, these credits could be substantial and could significantly decrease our net revenue. In addition, should a significant service interruption occur, our ongoing customers may choose a different provider and our reputation may be damaged, reducing our attractiveness to new customers.

     To the extent that any disruption or security breach results in a loss or damage to our customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. We may also incur additional costs to remedy the damage caused by these disruptions or security breaches.

OUR NETWORK UTILIZATION IS DEPENDENT ON MAINTAINING OUR RIGHTS-OF-WAY AND INDEFEASIBLE RIGHTS OF USE.

     The construction and operation of significant portions of our fiber optic network depend upon rights-of-way from railroads, utilities, governmental authorities and third-party landlords, and we also have obtained indefeasible rights of use (called "IRUs") from other telecommunications providers that are critical to our ability to operate our fiber optic network. Our rights-of-way and IRUs are generally subject to expiration at some future date. We cannot guarantee that we will be able to maintain all of our existing rights-of-way and IRUs, and the loss of a substantial number of existing rights-of-way or IRUs or our inability to renew existing agreements would have a material adverse impact on our business, financial condition and results of operations.

     While IRUs are commonly used in the telecommunications industry, they remain a relatively new concept in property law. Although they give the holder a number of rights to control the relevant rights-of-way or fiber optic filaments, legal title remains with the grantor of the rights. Therefore, the legal status of IRUs remains uncertain, and our IRUs might be voidable in the event of bankruptcy of the grantor. If we were to lose an IRU in a key portion of our network, our ability to service our customers could become seriously impaired and we could be required to incur significant expense to resume the operation of our fiber optic network in the affected areas.

WE NEED TO OBTAIN ADDITIONAL CAPACITY FOR THE NETWORK FROM OTHER PROVIDERS IN ORDER TO SERVE OUR CUSTOMERS AND KEEP OUR COSTS DOWN.

     We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of our network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so. Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our telecommunications business.

WE COULD BE HARMED BY THE RECENT ADVERSE DEVELOPMENTS AFFECTING OTHER TELECOMMUNICATIONS COMPANIES.

     WorldCom and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002, and both companies are also currently under investigation by the Securities and Exchange Commission and the Justice Department. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract under federal bankruptcy law. Continued weakness in the telecommunications industry could have future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

FEDERAL REGULATION OF THE TELECOMMUNICATIONS INDUSTRY IS CHANGING RAPIDLY AND WE COULD BECOME SUBJECT TO UNFAVORABLE NEW RULES AND REQUIREMENTS WHICH COULD IMPOSE SUBSTANTIAL FINANCIAL AND ADMINISTRATIVE BURDENS ON US AND INTERFERE WITH OUR ABILITY TO SUCCESSFULLY EXECUTE OUR BUSINESS STRATEGIES.

     Regulation of the telecommunications industry is changing rapidly. Since our relationships with the telecommunications companies with whom we deal are all affected by our respective positions in the federal, state and local regulatory scheme, existing and future federal, state, and local governmental regulations will influence our viability. Consequently, undesirable regulatory changes could adversely affect our business, financial condition and results of operations. For example, the FCC continues to consider and approve the applications of the incumbent local exchange carriers (ILECs) to expand service offerings to include long distance services. One such ILEC (SBC) has been granted this right in certain parts of its operating region and is expected to receive qualified approval to offer this service in much of Norlight's footprint during 2003 and 2004. Increased competition by SBC resulting from these regulatory changes may adversely affect our revenue. In addition, the FCC has recently completed its second Triennial Review of the Telecommunications Act of 1996. A number of changes affecting the availability and pricing of ILEC facilities and services may adversely affect our results of operations. The

FCC may also increase regulation over our Internet access services and subject our business to increased assessments to support universal service.

THE ROLE OF THE STATES IN REGULATION OF COMPANIES PROVIDING TELECOMMUNICATIONS SERVICES IS INCREASING, ALTHOUGH THE RULES CONTINUE TO VARY SUBSTANTIALLY FROM STATE TO STATE, AND WE MAY BECOME INCREASINGLY SUBJECT TO BURDENSOME AND RESTRICTIVE STATE REGULATIONS.

     The FCC's Triennial Review appears to have expanded the role of the states in the determination of service availability, pricing and other factors having an impact on competition at the state level. Heightened legislative activity and state public utility commission involvement is anticipated, requiring continued vigilance and the commitment of resources. Depending on factors unique to the local marketplace, the rules can and will vary substantially from state to state. Moreover, if we expand our fiber optic network into a broader geographic area, we may be subject to additional state regulations. The costs of maintaining compliance with and abiding by state regulatory obligations could have a material adverse effect on our results of operations.

MUNICIPAL REGULATION OF OUR ACCESS TO PUBLIC RIGHTS-OF-WAY IS SUBJECT TO CHANGE AND COULD IMPOSE ADMINISTRATIVE BURDENS THAT WOULD ADVERSELY AFFECT OUR BUSINESS.

     Local governments affect the timing and costs associated with our use of public rights-of-way because they typically retain the ability to license public rights-of-way, subject to the federal requirement that local governments may not prohibit the provision of telecommunications services. Change in local government regulation could impose additional costs on our business and limit our operations.

RISKS RELATING TO JOURNAL COMMUNICATIONS PRINTING SERVICES BUSINESS AND OTHER SEGMENT

WE ARE DEPENDENT ON A FEW LARGE CUSTOMERS, AND THE LOSS OF ONE OF THOSE CUSTOMERS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR RESULTS OF OPERATIONS.

     Our printing services and label printing businesses currently generate a significant percentage of their operating revenue from a few large customers. In 2002, a single customer accounted for 37.6% of our printing services revenue and a different customer accounted for 50.7% of our label printing business' revenue. As a result, the loss of either of these customers could have a material adverse affect on our business. We cannot guarantee that our current customers will continue to do business with us after the expiration of their existing commitments.

POSTAL RATE INCREASES AND DISRUPTIONS IN POSTAL SERVICES COULD LEAD TO REDUCED VOLUME OF BUSINESS.

     Our printing services business, as well as our direct marketing business, have been negatively impacted from time to time during the past years by postal rate increases. In 2002, first class rates and standard class rates were increased. These increases will be likely to force customers to mail fewer and lighter pieces. Additionally, the amount of mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system. These sorts of responses by customers could negatively impact us by decreasing the amount of printing and direct marketing services or other services that our customers purchase from us, which could result in decreased revenue.

SHIFTS IN TRENDS IN THE COMPUTER HARDWARE AND SOFTWARE MARKETS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR PRINTING SERVICES BUSINESS.

     Our printing services business currently relies in significant part on revenue from computer hardware and software manufacturers. The computer hardware and software markets are often volatile and subject to changes depending upon, among other things, technological improvements and consumer preferences. Trends in these markets towards printing user manuals containing fewer pages, or making those manuals accessible on-line, could have an adverse impact on our printing services business. In addition, as the rate of technological improvement slows and the sales of computer hardware and software lag, the pace of introduction of new products by hardware and software manufacturers slows as well. As a result, computer hardware and software manufacturers are placing an increasing emphasis on the price of printing services in addition to the quality of customer service. We may not be able to provide our customers with printing services at lower cost than some of our larger, national competitors.

REVENUE FROM OUR DIRECT MARKETING BUSINESS MAY DECLINE IF OUR DATA PRODUCTS DO NOT MAINTAIN TECHNOLOGICAL COMPETITIVENESS.

     Our direct marketing service business is affected by the complexity and uncertainty of new technologies. If we are not able to maintain technological competitiveness in our data products, processing functionality or software systems and services, we may not be able to provide effective or efficient service to our customers, and our revenue may decline.

OTHER BUSINESS RISKS OF JOURNAL COMMUNICATIONS

WE DEPEND ON KEY PERSONNEL, AND WE MAY NOT BE ABLE TO OPERATE AND GROW OUR BUSINESS EFFECTIVELY IF WE LOSE THE SERVICES OF ANY OF OUR SENIOR EXECUTIVE OFFICERS OR ARE UNABLE TO ATTRACT QUALIFIED PERSONNEL IN THE FUTURE.

     We are dependent upon the efforts of our senior executive officers. The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. We have not entered into employment agreements with our key personnel, and these individuals may not continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer could require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

OUR BUSINESS MAY BE NEGATIVELY AFFECTED BY WORK STOPPAGES, SLOWDOWNS OR STRIKES BY OUR EMPLOYEES.

     Currently, there are fourteen bargaining units representing approximately 1,100 (or approximately 18%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units, some of which expire in 2003, and some of which expire shortly thereafter. We cannot assure you as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our businesses, or the possible impact of future collective bargaining agreements on our financial condition and results of operations. We also cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our financial condition and results of operations.

                           Forward-Looking Statements

     We make certain statements in this prospectus that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements generally include all statements other than statements of historical fact, including statements regarding future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as "may," "will," "intend," "anticipate," "believe," or "should" and similar expressions in this prospectus to identify forward-looking statements.

     These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in "Risk Factors" and the following:

     o    changes in advertising demand;

     o    changes in newsprint prices and other costs of materials;

     o changes in federal or state laws and regulations or their interpretations (including changes in regulations governing the number and types of broadcast and cable system properties, newspapers and licenses that a person may control in a given market or in total);

     o the availability of quality broadcast programming at competitive prices;

     o    changes in network affiliation agreements;

     o quality and rating of network over-the-air broadcast programs available to our customers;

     o effects of the loss of commercial inventory resulting from uninterrupted television news coverage and potential advertising cancellations due to war or terrorist acts;

     o effects of the rapidly changing nature of the publishing, broadcasting, telecommunications, and printing industries, including general business issues and the introduction of new technologies;

     o effects of bankruptcies and government investigations on customers of our telecommunications wholesale services;

     o the ability of regional telecommunications companies to expand service offerings to include intra-exchange services;

     o    changes in interest rates;

     o    the outcome of pending or future litigation;

     o    energy costs;

     o the availability and effect of acquisitions, investments, and dispositions on our results of operations or financial condition; and

     o    changes in general economic conditions.

     We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus.

                QUESTIONS AND ANSWERS ABOUT OUR RESCISSION OFFER

     This discussion contains forward-looking statements. See "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

     Q: What is a rescission offer?

     A: A rescission offer is an offer by an issuer or another seller of securities to rescind the sale of the securities and pay to the purchaser his or her purchase price plus statutory interest from the date of purchase, less any income received by the purchaser respecting such securities and less any amounts received upon the sale of such securities.

     Q: Why are you making the rescission offer?

     A: Under the Journal Employees' Stock Trust Agreement, we offered and sold units of beneficial interest to our employees. For federal securities law purposes, we registered these offers and sales on one or more Registration Statements on Form S-8. We did not register the units under the state securities laws. Instead, we relied on exemptions from the securities registration requirements for the offer and sale of the units. It appears that, due to the nature of the Trust Agreement and the nature of the offers and sales, the offer and sale of some of these units may not have qualified for any exemption from registration under the securities laws of California, Idaho, Louisiana, Maryland, Minnesota, Missouri, Nebraska or Tennessee. We are making the rescission offer to address these state compliance issues by offering to rescind the sale of all of the units of beneficial interest purchased during certain periods by employees or former employees who purchased the units in the listed states and paying to the participating employees the purchase price paid for the units, less any dividends due or paid on such units. We have listed below by state the time period of sales of the units covered by this rescission offer:

     California - sales that occurred within two (2) years from the date of this prospectus.

     Idaho - sales that occurred within three (3) years from the date of this prospectus.

     Louisiana - sales that occurred within three (3) years from the date of this prospectus.

     Maryland - sales that occurred within three (3) years from the date of this prospectus.

     Minnesota - sales that occurred within three (3) years from the date of this prospectus.

     Missouri - sales that occurred in 2000 and are within three (3) years from the date of this prospectus.

     Nebraska - sales that occurred prior to July 1, 2002 and are within the three (3) years from the date of this prospectus.

     Tennessee - sales that occurred within two (2) years from the date of this prospectus.

     If you purchased units from us in any of the states listed above during the corresponding time periods, then the sale of those units is eligible for rescission on the terms described in this prospectus.

     We determined the applicable time period for each state based on that state's statute of limitations under its securities laws. In Missouri and Nebraska, we also took into account the fact an exemption for the sale of units was available for a portion of the time during which the sales were made.

     Q: What if I did not purchase units in one of the covered states, but I now live in one?

     A: If the purchase of the units did not take place in California, Idaho, Louisiana, Maryland, Minnesota, Missouri, Nebraska or Tennessee, then you may not participate in the rescission offer, even if you currently reside or work in one of these states.

     Q: What will I receive if I accept the rescission offer?

     A: If you accept our rescission offer, then we will rescind the sale of all or some of the units, as you elect, that you purchased during the time periods specified above and pay to you the purchase price you paid for those units, less any dividends due or paid on such units. We will also pay you interest from the date of your purchase of the units until the rescission offer expires at the current statutory interest rate per year mandated by the state in which the units were purchased by you. Depending on the state in which the units of beneficial interest were purchased by you, you will be entitled to receive interest at the following annual rate:

     10.0% in Maryland and Tennessee;

     8.0% in Missouri;

     7.0% in California;

     6.0% in Idaho, Minnesota and Nebraska; and

     4.5% in Louisiana.

     Q: What if I already sold some or all of my units of beneficial interest subject to the rescission offer?

     A: You may participate in the rescission offer only if you sold your units subject to the rescission offer at a loss. In this event, you are entitled to receive the amount of your "damages." Damages are the amount that would be recoverable upon a tender (such as this rescission offer), less the value of the units when you disposed of them and interest at the annual state interest rate from the date of disposition. If you have already received more for those units than you would otherwise be entitled to under the rescission offer, then you will not receive anything under the rescission offer.

     Q: Would I receive more for my units in this rescission offer or in the recapitalization and tender offer?

     A: We anticipate that you would receive more for your units in the recapitalization and tender offer, but we cannot be certain of this because the recapitalization and tender offer may not occur and, even if they do occur, (a) the actual tender offer will not be determined for some time and (b) the number of units that you are able to tender will be limited. Before the initial public offering and tender offer can take place, the shareholders, unitholders and JESTA trustees must approve the recapitalization transaction and our board of directors must elect to proceed. If we proceed, then we currently intend to launch the tender offer as soon as possible after the initial public offering, and we will make the tender offer available to all holders of our class B common stock, excluding the Grant family shareholders who have agreed not to participate. At that time, we will determine the tender offer price, which will be at or above the initial public offering price of the class A shares. The tender offer price may be at, above or below the market price of the class A shares at the time of the tender.

     On October 25, 2002, we suspended the purchase and sale of units. Assuming the recapitalization transaction does not take place and the suspension is lifted, then we anticipate that you would receive more for your units upon a sale pursuant to the Trust Agreement, based on the current option price under the Trust Agreement, than you would in the rescission offer. However, there is no assurance that we would elect to buy units offered for sale in the future, as we have in the past, or that there would be a liquid market for the units.

     Q: What will happen if I affirmatively reject or fail to accept the rescission offer?

     A: If you fail to accept or affirmatively reject the rescission offer, then you will retain ownership of the units of beneficial interest you purchased and will not receive any cash for those units in this recission offer. Your units would then be subject to exchange for class B shares of common stock of New Journal in the recapitalization (unitholders who participate in the share exchange and do not perfect dissenters' rights will receive a special dividend in an amount to be determined), as we describe in "Brief Description of Recapitalization," if the recapitalization takes place. Generally, under state securities laws, if you fail to accept this offer, then in the future you will be precluded from requiring us to rescind our sale of units to you because of our failure to register the offer and sale of the units under applicable state securities laws. As to your legal rights in connection with this offer, you should consult with your own legal counsel regarding all of your legal rights and remedies before deciding whether or not to accept this rescission offer.

     Assuming the recapitalization transaction takes place, this rescission offer will expire before the recapitalization transaction takes place.

     Q: Can I accept the offer for some and not all of my units?

     A: Yes, you may tender some or all of your units that are subject to this rescission offer.

     Q: When does the rescission offer expire?

     A: Our rescission offer expires at 5:00 p.m., Central Daylight Time, on _______, 2003 or the date that is 30 calendar days after your receipt of this offer, whichever date is later, which we refer to as the "expiration date."

     Q: What do I need to do to accept the rescission offer?

     A: Prior to the expiration date, you should complete, sign and date the accompanying election form and return it to us in the enclosed return envelope, which must be postmarked on or before the expiration date.

     Q: What happens if I do not return my election form?

     A: If you do not return your election form to us in the enclosed return envelope, with a postmark on or before the expiration date of our rescission offer, then you will be deemed to have rejected our offer.

     Q: Can I change my mind after I have mailed my signed election form?

     A: Yes. You can change your decision about accepting or rejecting our rescission offer at any time before the expiration date. You can do this by completing and submitting a new election form in an envelope with a postmark on or before the expiration date of the rescission offer.

     Q: If I accept the rescission offer, will you withhold any taxes?

     A: No, generally we will not withhold any taxes. We strongly urge you to consult with your tax advisor as to the tax consequences of accepting or rejecting the rescission offer.

     Q: When and how will payments be made?

     A: We will mail a payment to the address included on the election form within fifteen business days after the expiration of the offer, provided we have received your executed and properly completed election form, within the prescribed time period.

     Q: Who can help answer my questions?

     A: We suggest that you consult your legal counsel and tax advisor prior to making your decision about accepting or rejecting our rescission offer. In addition, you can call Paul E. Kritzer, our Secretary, at (414) 224-2374 with any questions about the rescission offer. Neither we nor our officers or directors may make any recommendations to you with respect to our rescission offer.

                              OUR RESCISSION OFFER

     This discussion contains forward-looking statements. See "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

Background

     During the period from June 1, 2000 to October 25, 2002, we offered and sold in the aggregate 318,517 units of beneficial interest to certain of our employees in California, Idaho, Louisiana, Maryland, Minnesota, Missouri, Nebraska and Tennessee. We sold the units at prices ranging from $31.41 to $37.78 per unit. For federal securities law purposes, we registered these offers and sales on one or more Registration Statements on Form S-8. We did not register the units under the state securities laws. Instead, we relied on exemptions from the securities registration requirements for the offer and sale of the units. It appears that, due to the nature of the Trust Agreement and the nature of the offers and sales, the offer and sale of some of these units may not have qualified for any exemption from registration under the securities laws of California, Idaho, Louisiana, Maryland, Minnesota, Missouri, Nebraska or Tennessee.

     We are offering to rescind the sale of all of the units of beneficial interest purchased during certain periods by employees or former employees who purchased the units in California, Idaho, Louisiana, Maryland, Minnesota, Missouri, Nebraska and Tennessee. We are offering to rescind the sale of these units and pay to the participating employees the purchase price paid for the units, less any dividends due or paid on such units. We will also pay you interest from the date of your purchase of the units until the rescission offer expires at the current statutory interest rate per year mandated by the state in which the units were purchased by you.

     You may also participate in the rescission offer if you sold your units subject to the rescission offer at a loss. In this event, you are entitled to receive the amount of your "damages." Damages are the amount that would be recoverable upon a tender (such as this rescission offer), less the value of the units when you disposed of them and interest at the annual state interest rate from the date of disposition. If you have already received more for those units than you would otherwise be entitled to under the rescission offer, then you will not receive anything under the rescission offer.

     We have listed below the period for each state during which purchases of units in that state are subject to this rescission offer.

     California - sales that occurred within two (2) years from the date of this prospectus.

     Idaho - sales that occurred within three (3) years from the date of this prospectus.

     Louisiana - sales that occurred within three (3) years from the date of this prospectus.

     Maryland - sales that occurred within three (3) years from the date of this prospectus.

     Minnesota - sales that occurred within three (3) years from the date of this prospectus.

     Missouri - sales that occurred in 2000 and are within three (3) years from the date of this prospectus.

     Nebraska - sales that occurred prior to July 1, 2002 and are within three
(3) years from the date of this prospectus.

     Tennessee - sales that occurred within two (2) years from the date of this prospectus.

     Based upon the number of units covered by this rescission offer, and if all such units were tendered in this rescission offer, the out-of-pocket cost to us of repurchasing those units would be approximately $11,234,998, plus interest of $1,234,038. While these amounts are significant, we do not expect the rescission offer will have a material adverse effect on our results of operations or financial condition.

     In deciding whether to participate in the rescission offer or retain your units, you should understand that concurrently with this rescission offer we are seeking unitholder and shareholder approval of a transaction, including a share exchange with a wholly-owned subsidiary, pursuant to which we will change the current capital structure of Journal Communications by exchanging shares of our common stock for new shares of class B common stock of New Journal, which shares will be distributed to unitholders upon termination of JESTA following the share exchange. After the share exchange, we intend to conduct an initial public offering and offer to purchase some of our class B shares pursuant to a tender offer (we do not expect that you would be able to tender all of your class B shares in the tender offer). Assuming the recapitalization transaction takes place, acceptance of this rescission offer will eliminate your ability to participate in the recapitalization with respect to the rescinded units. Further, you should be aware that the offering price in the tender offer, should it occur, may be higher than the rescission offer price.

     Further, we anticipate that you would receive more for your units in the recapitalization and tender offer, but we cannot be certain of this because the recapitalization and tender offer may not occur and, even if they do occur, (a) the actual tender offer will not be determined for some time and (b) the number of units that you are able to tender will be limited. Before the initial public offering and tender offer can take place, the shareholders, unitholders and JESTA trustees must approve the recapitalization transaction and our board of directors must elect to proceed. If we proceed, then we currently intend to launch the tender offer as soon as possible after the initial public offering, and we will make the tender offer available to all holders of our class B common stock, excluding the Grant family shareholders who have agreed not to participate. At that time, we will determine the tender offer price, which will be at or above the initial public offering price of the class A shares. The tender offer price may be at, above or below the market price of the class A shares at the time of the tender.

     On October 25, 2002, we suspended the purchase and sale of units. Assuming the recapitalization transaction does not take place and the suspension is lifted, then we anticipate that you would receive more for your units upon a sale pursuant to the Trust Agreement, based on the current option price under the Trust Agreement, than you would in the rescission offer. However, there is no assurance that we would elect to buy units offered for sale in the future, as we have in the past, or that there would be a liquid market for the units.

Rescission Offer and Price

     Because the offers and sales of units of beneficial interest discussed above may have failed to comply with the securities registration requirements under various state securities laws at various times, we may have incurred a contingent liability respecting the units sold in the states enumerated above because persons who purchased such units may have a claim against us for their purchase and sale up to the period when the statute of limitations lapses for such sales under the respective state securities laws. Accordingly, we are offering to rescind certain of the sales of the units in California, Idaho, Louisiana, Maryland, Minnesota, Missouri, Nebraska and Tennessee. If you accept our rescission offer, then we will rescind the sale of any or all of the units, as you elect, that you purchased that are subject to the rescission offer and pay to you the purchase price you paid for the units, less any dividends due or paid on such units. We will also pay you interest from the date of your purchase of the units until the rescission offer expires at the current statutory interest rate per year mandated by the state in which the units were purchased by you.

     You may also participate in the rescission offer if you sold your units subject to the rescission offer at a loss. In this event, you are entitled to receive the amount of your "damages." Damages are the amount that would be recoverable upon a tender (such as this rescission offer), less the value of the units when you disposed of them and interest at the annual state interest rate from the date of disposition. If you have already received more for those units than you would otherwise be entitled to under the rescission offer, then you will not receive anything under the rescission offer.

     Depending on the state in which the units were purchased by you, you will be entitled to receive interest at the following annual rate:

         10.0% in Maryland and Tennessee;

         8.0% in Missouri;

         7.0% in California;

         6.0% in Idaho, Minnesota and Nebraska; and

         4.5% in Louisiana.

Acceptance of Rescission Offer

     You may accept our rescission offer by completing and signing the election form accompanying this prospectus and returning it to us in the enclosed return envelope, which must be postmarked on or before the expiration date. Unless otherwise indicated in the registration statement filed with this prospectus, all acceptances of the rescission offer will be deemed to be effective on the expiration date of the rescission offer. Unless you accept the rescission offer before the expiration date, your right to accept the rescission offer will terminate.

     You can revoke your acceptance or rejection of our rescission offer. You can do this by completing and submitting a new election form in an envelope that is postmarked on or before the expiration date. Payment for units of beneficial interest as to which the rescission offer has been accepted will be made within fifteen business days after the expiration date.

Other Terms and Conditions

     We have not retained nor do we intend to retain any person to make solicitations or recommendations to you in connection with our rescission offer. Unless extended by us, our rescission offer will expire at 5:00 p.m., Central Daylight Time, on _______, 2003, or the date that is 30 calendar days after your receipt of this offer, whichever date is later. Unless a fully completed and executed election form is received by the expiration date from those persons receiving notice of the rescission offer through this prospectus, the rescission offer will be deemed to have been rejected by such offerees. Neither we nor our officers or directors may make any recommendations to you with respect to our rescission offer. We urge you to read this prospectus carefully and to make an independent evaluation with respect to the rescission offer.

Effect of Rescission Offer

     We believe that your receipt of this rescission offer will preclude you from later seeking similar relief in connection with our failure to comply with the securities registration requirements for your units under the securities laws of your state. If you affirmatively reject or fail to accept our rescission offer, then you will retain ownership of the units of beneficial interest that you purchased and will not receive any cash for those units in this rescission offer. We urge you to consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept the rescission offer.

     In deciding whether to participate in the rescission offer or retain your units, you should understand that concurrently with this rescission offer we are seeking unitholder and shareholder approval of a transaction, including a share exchange with a wholly-owned subsidiary (unitholders who participate in the share exchange and do not perfect dissenters' rights will receive a special dividend in an amount to be determined), pursuant to which we will change the current capital structure of Journal Communications by exchanging shares of our common stock for new shares of class B common stock of New Journal, which shares will be distributed to unitholders upon termination of JESTA following the share exchange. After the share exchange, we intend to conduct an initial public offering and offer to purchase some of our class B shares pursuant to a tender offer (we do not expect that you would be able to tender all of your class B shares in the tender offer). Assuming the recapitalization transaction takes place, acceptance of this rescission offer will eliminate your ability to participate in the recapitalization with respect to the rescinded units. Further, you should be aware that the offering price in the tender offer, should it occur, may be higher than the rescission offer price.

     On October 25, 2002, we suspended the purchase and sale of units. Assuming the recapitalization transaction does not take place and the suspension is lifted, then we anticipate that you would receive more for your units upon a sale pursuant to the Trust Agreement, based on the current option price under the Trust Agreement, than you would in the rescission offer. However, there is no assurance that we would elect to buy units offered for sale in the future, as we have in the past, or that there would be a liquid market for the units.

Funding of the Rescission Offer

     We will fund any payments required under our rescission offer from borrowings under our revolving credit facility.

Material Federal Income Tax Considerations

     The following discussion summarizes the material federal income tax considerations relevant to unitholders that are subject to the rescission offer. We do not discuss or analyze all income tax considerations that may be relevant to particular unitholders in light of their individual circumstances, and we do not address any foreign, state or local tax considerations. This summary is limited to those persons that hold units as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code (the "Code"). Unitholders are urged to consult their own tax advisors as to the tax consequences of the rescission offer.

     The law applicable to the federal income tax consequences of the rescission offer is unclear and we have not received an opinion of counsel or a ruling from the Internal Revenue Service ("IRS") regarding such tax consequences. For federal income tax purposes, we will treat the portion of our payment that is denominated as interest as constituting additional purchase price for any units that are tendered in the rescission offer. The IRS may contend, however, that such portion should be treated for federal income tax purposes as interest, in which event you would be subject to tax on such portion at ordinary income rates (rather than at capital gains rates).

     Rescinding the sale of your units pursuant to the rescission offer should be treated as a transaction in which capital gain or loss (rather than dividend income taxable at ordinary income rates) is recognized by you, provided that the rescission constitutes a redemption that is "not essentially equivalent to a dividend" (within the meaning of Section 302 of the Code). In general, rescinding the sale of your units pursuant to the rescission offer should be treated as being a redemption that is "not essentially equivalent to a dividend" if the tender of units by you and any other unitholders (together with any transaction that occurs as part of a common plan with your rescission, in which transaction you acquire, directly or constructively, additional units) results in a decrease in the percentage interest that you hold, directly or constructively under the attribution rules of Section 318 of the Code, in our outstanding common stock. For this purpose, the shares of our common stock represented by the units that are held by us are not deemed to be outstanding. Under the attribution rules of Section 318 of the Code, you are deemed to own constructively any units held by your spouse, parents, children, and grandchildren, and you are deemed to own constructively any units held by certain entities (such as corporations, partnerships, estates, and trusts) in which you have an interest.

     If you elect to tender only a portion of the units covered by this rescission offer, then it is possible that your percentage interest in our outstanding common stock may actually increase as a result of the rescission offer, in which event all of your proceeds from the rescission offer (and not merely the excess of the proceeds over your original purchase price for the rescinded units) would be treated as a dividend taxable at ordinary income rates.

                         JOURNAL EMPLOYEES' STOCK TRUST

     In this prospectus, we summarize certain terms of the Journal Employees' Stock Trust Agreement, which governs employee-ownership of units of beneficial interest. However, this prospectus is only a summary of those terms and does not include all the terms of the Trust Agreement. In addition, the Trust Agreement may be amended from time to time, and will be terminated if the recapitalization is consummated. We urge you to read the Trust Agreement because it, rather than this prospectus, defines your rights. You may request a copy of the Trust Agreement from Paul E. Kritzer, Secretary, Journal Communications, Inc., P.O. Box 661, Milwaukee, Wisconsin 53201-0661, (414) 224-2374.

Description of Trust

     The Journal Employees' Stock Trust is a trust established under the Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended. The purpose of the trust is to promote and facilitate the acquisition and ownership of a beneficial interest in common stock of Journal Communications by its employees and to promote stability and continuity of management and control of Journal Communications in the interest of Journal Communications, its shareholders and employees. Currently, the trust owns 90% of our common stock and the heirs of Harry J. Grant, our former chairman, own the balance.

     Employees own units of beneficial interest representing beneficial interests in the trust with each unit representing beneficial ownership in one share of common stock of Journal Communications. A unit is different than a share of common stock offered by publicly traded companies. Units cannot be traded on the open market. In most circumstances, a unit only can be sold to another employee, certain shareholders of Journal Communications or to Journal Communications. A unit does not provide a unitholder with all of the rights typically associated with stock ownership. The Trust Agreement governs all aspects of unitholders' rights and obligations. The Trust Agreement is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference herein.

     The Journal Employees' Stock Trust is administered by five trustees who currently are each an officer and a director of Journal Communications. It engages in no business other than being the holder of record of Journal Communications common stock, issuing units in exchange for shares of Journal Communications' common stock, and in limited instances, voting shares of Journal Communications' common stock held by it.

     A trustee holds office until resignation, termination of employment, death, incapacity or prolonged absence from the United States or until he or she ceases to be an owner of one or more units. Successor trustees are elected by the trustees remaining in office or, if there are none so remaining or if those remaining fail to act within one month of a vacancy, by majority vote of the units owned by active employee unitholders and employee benefit trusts. The trustees receive no remuneration for their service as trustees.

     We have paid and intends to continue to pay all administrative costs of the Journal Employees' Stock Trust, and so long as that continues neither Journal Communications nor the Stock Trust will impose any charges or deductions for these items and liabilities against unitholders or against trust assets. There are no liens on any trust assets. However, unitholders may pledge units to secure loans in accordance with the Journal Employees' Stock Trust Agreement and upon terms offered by lenders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

     The results of operations of the Journal Employees' Stock Trust consist solely of the receipt of dividends from Journal Communications on the shares of Journal Communications' common stock that the Stock Trust holds. Cash dividends generally are paid directly to unitholders at the direction of the trustees of the Stock Trust.

                             JOURNAL COMMUNICATIONS

Description of Journal Communications

     We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. In newspaper publishing, we publish the Milwaukee Journal Sentinel, which serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area, and we publish more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our subsidiary, Norlight Telecommunications, Inc., we provide telecommunications services through our large fiber optic network. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

     We were founded in 1882 as a newspaper publisher serving Milwaukee, Wisconsin. Our media business mix was expanded in 1927 when we signed on WTMJ radio station, and again in 1947 when we put WTMJ-TV on the air. In 1937, Harry
J. Grant founded our employee ownership plan, which has contributed significantly to our company's positive culture and growth by creating the Journal Employees' Stock Trust. We believe employee ownership has served as a competitive advantage for our company since JESTA was established. We have been able to attract and retain motivated people who have a passion for the business and a level of commitment and sense of accountability that is heightened due to their participation in ownership. As of March 23, 2003, 2,405 of our 4,235 full-time employees owned units in JESTA, representing 58% of our full-time workforce. Our culture is reinforced by our strong commitment to high ethical standards.

     Over the last 10 years, we have purchased approximately 40 businesses, most of which have been acquisitions of publishing or broadcasting properties. Our 1999 purchase of the Great Empire radio group, consisting of 13 radio stations, was our largest acquisition during this period. As a result of this expansion, we have significantly expanded our diversified media operations beyond our Milwaukee base. We plan to continue to search for acquisitions that fit our growth strategy, focusing on TV and radio broadcast stations in both existing markets and in new markets with an economic profile similar to those we presently serve.

     In order to appropriately match management resources to the manner in which our businesses are actually run, we reorganized our business segments in 2002 as follows: (i) publishing; (ii) broadcasting; (iii) telecommunications; (iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 36 radio stations and six television stations in 11 states. Our telecommunications segment provides wholesale and business-to-business telecommunications services through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business.

     The operating revenue generated by each operating segment, as a percentage of our consolidated operating revenue, for the last three years is shown below.

                                   2000              2001              2002
                              --------------    --------------    --------------

     Publishing                    42.1%             39.6%             38.8%
     Broadcasting                  18.3              16.7              19.1
     Telecommunications            15.5              18.8              18.6
     Printing Services             13.1              14.2              12.2
     Other                         11.0              10.7              11.3
                              --------------    --------------    --------------
                                  100.0%            100.0%            100.0%
                              ==============    ==============    ==============

Publishing

     Our publishing business consists of our daily newspaper, the Milwaukee Journal Sentinel, and our community newspapers and shoppers. Our publishing business accounted for 38.8% of our operating revenue and 26.6% of our operating earnings for the year ended December 31, 2002. Within our publishing segment, our daily newspaper accounted for 68.4% of our publishing operating revenue and 94.7% of our publishing operating earnings in 2002. See note 12 to our consolidated financial statements for additional financial information regarding our publishing business.

     Daily Newspaper

     Published continuously from 1882, the Milwaukee Journal Sentinel has the largest circulation of all newspapers published in Wisconsin, with a circulation of approximately 445,000 on Sunday and 250,000 daily. The Milwaukee Journal Sentinel serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area. According to a 2002 readership survey conducted by Scarborough Research, the Sunday Milwaukee Journal Sentinel ranks number one in readership penetration among the 50 largest geographic markets in the United States, and the daily newspaper ranks number seven. These rankings are calculated by dividing the number of adults reading the newspaper in a newspaper's Metropolitan Statistical Area divided by the number of persons over the age of 18 in the newspaper's MSA. The Milwaukee Journal Sentinel's MSA, which ranks among the top 50 in the United States, consists of Milwaukee, Waukesha, Washington and Ozaukee counties. In addition, according to data published by the Audit Bureau of Circulations, for the six months ended September 30, 2002, the Milwaukee Journal Sentinel's Sunday circulation ranked number 23 in the United States.

     We were selected, together with The Boston Globe, as a finalist for the 2003 Pulitzer Prize in explanatory reporting, which was won by The Wall Street Journal. In addition, we have won numerous recent print media awards, including:

     o    2003 National Headliner Awards, first place for local interest column;

     o 2002 Inland Press Association, first place for explanatory writing, editorial excellence, and news picture contest; second place for front page contest;

     o 2002 Annual Society for News Design, three awards for excellence, illustration and photography; and

     o 2002 Better Newspaper Contest conducted by the Wisconsin Newspaper Association, Newspaper of the Year among the state's largest newspapers.

     In addition to our traditional print media, we operate a number of websites that provide editorial and advertising content, including JSOnline.com and OnWisconsin.com. Also, we have developed a subscription-based website, Packerinsider.com, dedicated to coverage of the Green Bay Packers, to which viewers must pay to subscribe. We expect our online operations to cover their direct operating costs for 2003, and we continue to seek ways to best serve the growing population interested in deriving news from the Internet.

     Our new production facility, which became operational in early 2003, is the largest capital investment in our history at a cost of $112 million. The 448,750 square-foot facility is on a 41-acre site in an industrial area in the village of West Milwaukee. The facility houses all printing, packaging, inserting, recycling and transportation processes for the Milwaukee Journal Sentinel. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties.

     The Milwaukee Journal Sentinel is distributed primarily by independent contract carriers throughout southeastern Wisconsin and a small portion of northern Illinois. Agents deliver the Milwaukee Journal Sentinel to single copy outlets throughout the rest of Wisconsin.

     Our primary goal is to grow readership, circulation, revenue growth and margins in our five county primary market area (which we refer to as our "PMA"). While our efforts center on this five county region, we also actively seek attractive expansion opportunities in nearby market areas provided they meet strict requirements for return on invested capital. In order to achieve this goal, we have developed strategies based on the findings of the nationwide survey of 37,000 newspaper readers by the Readership Institute at Northwestern University. This study, conducted in 2001 in about 100 markets including Milwaukee, concluded that the most important objective for the newspaper industry is readership growth. The Institute identified four cornerstones for increasing readership growth: compelling content, a strong brand, over-the-top customer service and a constructive culture. We have adopted those cornerstones as our strategic imperatives. The Milwaukee Journal Sentinel is focused on increasing the appeal of both its editorial and advertising content in order to better meet readers' interests and to make the paper easier to read and navigate. We have undertaken concentrated efforts to develop, implement, communicate and track strategies to grow our well-established brand. We are committed to on-time delivery as our top customer service priority. Finally, we are focused on enhancing our constructive, collaborative internal culture to support additional readership growth.

     Although the penetration of the Milwaukee Journal Sentinel among southeastern Wisconsin readers is generally high, the newspaper still has significant growth potential, especially in targeted ZIP codes in which the newspaper's penetration level remains low. As part of a targeted readership growth strategy, we have undertaken a program called the "Milwaukee Initiative," with discounted subscription and single copy offers and outreach programs at churches, educational institutions and apartment complexes. We believe this initiative will increase circulation and subscription revenue and enhance our appeal to advertisers in Milwaukee County.

     The following table sets forth our circulation data based on Audit Bureau of Circulation averages for the six-month periods ended September 30:

                                 Average Net Paid Circulation
                     1998         1999         2000         2001         2002
                  ----------   ----------   ----------   ----------   ----------

Daily............   283,115      284,515      277,027      253,768      240,637
Sunday...........   456,906      460,103      461,025      455,862      434,023

     The decline in average net paid circulation from 2001 to 2002 was caused primarily by the elimination of home delivery in all but 12 counties in southeastern Wisconsin, as part of our cost reduction initiatives, as well as the impact of a weakened national economy. As a result, average net paid circulation for the six months ending September 30, 2002 decreased by 5.2% for our daily paper and 4.8% for our Sunday paper compared to the average net paid circulation for the six months ending September 20, 2001.

     Circulation revenue accounted for 21.3% of our daily newspaper's total operating revenue in 2002. The Milwaukee Journal Sentinel single copy prices are $0.50 for daily and $1.75 for Sunday.

     Advertising revenue accounted for 77.0% of our daily newspaper's total operating revenue in 2002. We have set forth in the table below annual advertising volume as printed on our presses (measured in column inches) and the number of preprints (which are individual customer's advertisements that are provided by the customer and that are inserted into the newspapers) inserted into the Milwaukee Journal Sentinel's daily and Sunday editions and its total market coverage (TMC) product, Weekend plus, for the last five calendar years. We believe the advertising volume decline during 2002 in "full run" (which refers to advertisements that are published in all editions of the newspaper, as opposed to "part run" which refers to advertisements published in only certain editions of the newspaper) was a result of advertisers switching to preprints, the downturn in employment advertising and several large retailers decreasing their advertising expenditures. We believe more advertisers are switching to preprints because preprints can offer better opportunities for targeted advertising, better print quality and lower cost.

                                           Annual Advertising Volume
                                  1998      1999      2000      2001      2002
                                 -----------------------------------------------
                                             (inches in thousands)

Full run in column inches        2,030.6   1,987.0   2,015.2   1,763.0   1,668.3
Part run in column inches           20.6      15.4      24.2      70.7      80.3

Preprint pieces (in millions)      650.0     659.0     665.7     719.5     773.5

     Community Newspapers and Shoppers

     We own and operate more than 90 community newspapers and shoppers and seven printing plants through our subsidiary, Add, Inc. Advertising revenue and circulation revenue accounted for 70% and 3%, respectively, of our community newspapers' and shoppers' total operating revenue in 2002. We publish 39 shoppers with a combined circulation of more than 780,000 each week. Shoppers are free publications, primarily carrier-delivered to each household in a geographic area, featuring advertisements primarily from local and regional businesses. A few of our shoppers also include local interest stories and weekly columns, such as fishing/hunting reports, obituaries and television listings. These shoppers are delivered to various communities in Wisconsin, Ohio, Louisiana, Vermont and Massachusetts.

     We publish 47 community newspapers, with a combined paid and unpaid circulation of more than 300,000 weekly. Our community newspapers focus on local news and events that are of interest to the local residents. In some markets, our community newspapers are the only source of local news. These local newspapers serve communities in Wisconsin, Connecticut and Florida.

     We also publish 10 niche publications that appeal to a very specific advertiser and reader. A few examples of the niche products are automotive and boating focused publications. We provide niche publications in Wisconsin, Louisiana, Florida and New York.

     In addition to our publishing operations, we also provide commercial printing services including cold-web printing, electronic prepress, bindery and inserting mostly for other weekly niche publications. Revenue from commercial printing accounted for 27% of our community newspapers' and shoppers' total operating revenue in 2002.

     We recently appointed a new president at Add, Inc. The management team is focused on reducing overall costs and improving performance by leveraging our well developed clusters and strong local franchises.

     Newsprint

     The basic raw material of newspapers is newsprint. We currently purchase approximately 95% of our estimated newsprint requirements from two suppliers. We pay market prices for quantities we determine will meet our requirements. The remaining 5% of our newsprint could come from these suppliers or from other suppliers in the spot market.

     We believe we will continue to receive an adequate supply of newsprint for our needs. Newsprint prices fluctuate based upon market factors, which include newsprint production capacity, inventory levels, demand and consumption. Price fluctuations for newsprint can have a significant effect on our results of operations. The average net price per ton was $446 in 2002 compared to an average net price per ton of $573 in 2001. Our total cost of newsprint decreased $12.3 million during 2002. Our consumption of newsprint declined to 77,161 metric tons in 2002 from 77,900 metric tons in 2001. The decrease in consumption in 2002 is attributed to fewer advertising pages and a decrease in average net paid circulation. This decrease in consumption was partially offset by our decision to print the weekly television guide on our own new presses versus having it printed by another firm and the use of newsprint for the startup of the new presses.

Broadcasting

     Our broadcasting business is conducted through our wholly-owned subsidiary, Journal Broadcast Corporation (doing business as Journal Broadcast Group), and its subsidiaries, which together operate six television stations and 36 radio stations in 11 states. Our broadcasting business accounted for 19.1% of our operating revenue and 29.3% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our broadcasting business.

     Our radio and television stations focus on providing targeted and relevant local programming that is responsive to the interests of the communities in which they compete. We promote a local focus that allows our stations and clusters to serve listeners, viewers and advertisers more effectively, strengthens each station's brand identity and allows our stations to provide effective marketing solutions for local advertisers by reaching their targeted audiences.

     Radio Broadcasting

     Based on the Fall 2002 Arbitron ratings book, we have the number one station in terms of station audience rank in four of the eight markets in which our radio stations operate, including in Milwaukee where WTMJ-AM has been the top rated radio station for 26 consecutive Arbitron rating periods. We have grown our radio operations primarily through recent acquisitions of stations in mid-sized growth markets. We have acquired 15 of our 36 radio stations since 1999. In 2002, operating revenue from radio operations accounted for 51.2% percent of our broadcasting operating revenue.

     Our radio stations are set forth below.

                                                                                                       Total
                                                                                        Station      Stations
                                                 Year                                   Audience        in        FCC License
Market and Station      City of License        Acquired             Format               Rank(1)     Market(2)      Class(3)
-------------------    -------------------    ----------    ------------------------    --------    ----------    -----------
Milwaukee, WI
WTMJ-AM                Milwaukee, WI             1927       News/Talk/Sports                1           28             B
WKTI-FM                Milwaukee, WI             1940       Adult Contemporary              6+          28             B

Omaha, NE
KOSR-AM                Omaha, NE                 1995       Sports                          17          21             C
KHLP-AM(4)             Omaha, NE                 1997       Talk                           N/A          21             B
KEZO-FM                Omaha, NE                 1995       Rock                            4           21             C
KKCD-FM                Omaha, NE                 1995       Classic Hits                    7           21             C2
KSRZ-FM                Omaha, NE                 1998       Hot Adult Contemporary          11          21             C
KOMJ-AM                Omaha, NE                 1999       Adult Standards                 6           21             B
KQCH-FM                Omaha, NE                 1999       Contemporary Hits               3           21             C
KBBX-FM                Nebraska City, NE         1997       Regional Mexican                14          21             C1

Tucson, AZ
KFFN-FM                Tucson, AZ                1996       Sports Radio                    22          27             C
KMXZ-FM                Tucson, AZ                1996       Adult Contemporary              1           27             C
KZPT-FM                Tucson, AZ                1996       Hot Adult Contemporary         10+          27             A
KGMG-FM                Oracle, AZ                1998       Rhythmic Oldies                 13          27             C2

Knoxville, TN
WQBB-AM                Powell, TN                1998       Sports                         21+          24             D
WMYU-FM                Karns, TN                 1997       Classic Hits                    6           24             A
WWST-FM                Sevierville, TN           1997       Contemporary Hits               3           24             C1
WBON-FM                Knoxville, TN             1998       Classic Rock                   12+          24             A

Boise, ID
KGEM-AM                Boise, ID                 1998       Adult Standards                 9+          25             B
KJOT-FM                Boise, ID                 1998       Rock                            17          25             C
KQXR-FM                Boise, ID                 1998       Alternative Rock                6+          25             C1
KTHI-FM                Caldwell, ID              1998       Classic Hits                    9+          25             C

                                                                                                       Total
                                                                                        Station      Stations
                                                 Year                                   Audience        in        FCC License
Market and Station      City of License        Acquired             Format               Rank(1)     Market(2)      Class(3)
-------------------    -------------------    ----------    ------------------------    --------    ----------    -----------

KRVB-FM                Nampa, ID                 2000       Adult Alternative               14          25             C
KCID-AM(4)             Caldwell, ID              1998       Oldies                         N/A          25             C

Wichita, KS
KFTI-AM                Wichita, KS               1999       Classic Country                 4           21             B
KFDI-FM                Wichita, KS               1999       Country                         1           21             C
KICT-FM                Wichita, KS               1999       Rock                            5           21             C1
KFXJ-FM                Augusta, KS               1999       Classic Hits                    10          21             C2
KYQQ-FM                Arkansas City, KS         1999       Regional Mexican               18+          21             C
KMXW-FM                Newton, KS                2000       Hot Adult Contemporary         16+          21             C1

Springfield, MO
KSGF-AM                Springfield, MO           1999       News/Talk                      15+          20             B
KTTS-FM                Springfield, MO           1999       Country                         1           20             C
KSPW-FM                Sparta, MO                1999       Contemporary Hits               6           20             C2

Tulsa, OK
KFAQ-AM                Tulsa, OK                 1999       Talk                           17+          26             A
KVOO-FM                Tulsa, OK                 1999       Country                         5+          26             C
KXBL-FM                Henryetta, OK             1999       Classic Country                17+          26             C1

(1) Station audience rank equals the ranking of each station, in its market, according to the Fall 2002 Arbitron ratings book. The ranking is determined based on the estimated share of persons 12 years and older listening during an average 15-minute increment (also known as "average quarterly hour," or "AQH," share) occurring Monday-Friday between 6:00 a.m. and midnight. A "+" indicates a tie with another station in the market.

(2) Includes stations qualified to be reported in the Fall 2002 Arbitron ratings book. In order to be qualified to be reported, a station must have received five or more minutes of listening in at least 10 diaries in the market from 6:00 a.m. to midnight, Monday through Sunday, during the survey period.

(3) The FCC license class is a designation for the type of license based upon the radio broadcast service area according to radio broadcast rules compiled in the Code of Federal Regulations.

(4)  Did not qualify to be reported in the Fall 2002 Arbitron ratings book.

     Most of our radio broadcasting operating revenue is generated from the sale of local advertising, with the balance generated from the sale of national, political and issue advertising. Our goal is to achieve a top two radio advertising revenue share in all of our markets. We employ a variety of sales-related and programming strategies to pursue this goal. Our sales-related strategy includes developing a highly trained sales force which employs a solution-based selling approach, through which we seek to partner with our key advertisers to realize their marketing goals and maximize our share of their advertising spending. We believe that developing local station "clusters" allows us to more effectively pursue this solution-based approach because it allows us to offer a variety of format alternatives to reach a broader range of local advertisers. Our programming strategy includes seeking to develop and retain local on-air talent to drive ratings and provide local promotional value for our advertisers. For example, our top-rated morning show hosted by Todd and Tyler at KEZO-FM in Omaha has been on the air with us for nearly 10 years. We have long-term contracts with many of our on-air personalities.

     We base our advertising rates primarily on each station's ability to attract audiences having certain demographic characteristics in the market areas which advertisers want to reach, as well as the number of stations competing in the market. Advertising rates generally are the highest during morning and evening drive-time hours. We have predetermined the number of commercials that are broadcast each hour, depending on the format of a particular station. We attempt to determine the number of commercials broadcast hourly that can maximize available revenue dollars without diminishing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year, unless there has been a format change.

     In an effort to maximize our operating margins, we have implemented a continuing focus on cost reduction. Our cost control strategy includes a centralized management approach to certain functions such as engineering, IT, finance and human resources, in order to generate economies of scale and incorporate best practices. In other areas such as sales and programming, we have adopted a decentralized market-centric approach, which we believe contributes to a differentiated and deep local focus and appeals to our advertisers and listeners.

     We have successfully grown our radio group over the past several years by acquiring stations and aligning them in clusters within a market, in many cases building out the cluster around a lead station. We seek to build a unique and differentiated brand position at each station within a cluster so that we can offer distinct solutions for a variety of advertisers in any given market. This clustering strategy has allowed us to target our stations' formats and sales efforts to better serve advertisers and listeners as well as leverage operating expenses to maximize the performance of each station and the cluster.

     We currently intend to continue our acquisition program following our cluster strategy in certain existing and new mid-sized growth markets. We have developed a highly disciplined and targeted acquisition strategy. We have generally avoided auction processes and have a high rate of success in completing acquisitions we have pursued. We believe that our entrepreneurial employee ownership culture, long history in the business, and reputation in the industry all represent competitive advantages for us in identifying and completing future acquisitions.

     Television Broadcasting

     Based on the November 2002 Nielsen ratings book, we are among the top three stations in terms of station audience rating in all of the six markets in which our television stations operate. As of November 2002, WTMJ-TV, our Milwaukee television station, had the top rated late night local newscast in its Designated Market Area in 43 of the previous 44 ratings periods (based on the percentage of the total potential household audience). In 2002, operating revenue from television operations accounted for 48.8% of our broadcasting operating revenue.

     Our television stations are:

                                                                                         Total
                                                               Station      Station     Stations
                                       Year        Network     Audience     Audience       in
Station             Market           Acquired    Affiliation   Rating(1)    Share(1)    Market(2)
------------    -----------------    --------    -----------   ---------    --------    ---------

WTMJ-TV         Milwaukee, WI          1947         NBC            6           15         13
KTNV-TV         Las Vegas, NV          1979         ABC            3           7          12
WSYM-TV         Lansing, MI            1984         Fox            2           6           7
KMIR-TV         Palm Springs, CA       1999         NBC            3           11          9
KIVI-TV         Boise, ID              2001         ABC            3           12          7
KSAW-TV(3)      Twin Falls, ID         2001         ABC            2           6           6

(1) Ratings equal the percentage of the total potential household audience in the Designated Market Area and shares equal the percentages of the audience in the Designated Market Area actually watching television. The percentages are based on surveys conducted 5:00 a.m. to 2:00 a.m., seven days a week, as published in the November 2002 Nielsen ratings book.

(2) Includes all television stations whose city of origin is within the Designated Market Area that meet the minimum reporting standards.

(3)  Low-power television station.

     The affiliation by a station with one of the four major networks (NBC, ABC, CBS and Fox) has a significant impact on the composition of the station's programming, revenue, expenses and operations. The success of our NBC affiliate stations in Milwaukee and Palm Springs is partially attributable to the strong ratings NBC network programming has generated in recent years. Likewise, lower ratings at ABC have contributed to the relative underperformance at our Las Vegas and Boise stations. We believe that both Las Vegas and Boise are markets with attractive demographic and growth profiles and that as a result, there is significant opportunity for growth and operating improvement at these stations notwithstanding the recent ratings of ABC network programming. We believe all of our television stations are strong affiliates with good relationships with the respective networks.

     In all of our markets and regardless of network affiliation, we focus on developing leading local news programming and contracting popular syndicated programming with the objective of maximizing our share of advertising spending in a given market. Based on the November 2002 Nielsen ratings book, we had the number one local late evening news program in two of our five markets (based on the percentage of the total potential household audience), including our recent acquisition, KMIR-TV in Palm Springs, California, and WTMJ-TV in Milwaukee.

     We derive the vast majority of our television broadcasting revenue from advertising. Our television advertising revenue and rates in even-numbered years benefit from political, issue, and Olympics-related advertising. NBC has purchased the right to broadcast the Olympics through 2008, and we expect higher operating revenue in these years because the expected increased ratings for our two NBC affiliates will allow them to sell advertising at premium rates.

     We intend to pursue additional acquisitions of television stations, particularly stations in mid-sized growth markets with potential for operating improvement. Depending on the outcome of current discussions on deregulation at the FCC, we may seek to add second stations in our existing markets and exploit other potential clustering or cross-ownership opportunities as they arise.

     We have made substantial investments in digital conversion equipment at our stations and are fully compliant with FCC mandates on digital broadcasting. We do not currently anticipate significant additional future capital investment associated with our digital conversion.

Telecommunications

     We conduct our telecommunications business through our subsidiary Norlight Telecommunications, Inc., which provides both wholesale telecommunications services, sometimes referred to as "carrier services," and business-to-business telecommunications services, sometimes referred to as "enterprise services," or "commercial services." We have operated our telecommunications business for more than 30 years, and during this time it has emerged as a premier service provider focused on mid-to smaller-sized cities in the Great Lakes region. Our telecommunications business accounted for 18.6% of our operating revenue and 35.9% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our telecommunications business.

     Throughout the history of our telecommunications business, we have applied a disciplined approach to our cost structure and the investment of capital, consistent with our desire to build and maintain a high quality fiber optic network while earning a substantial return on our investment. Our telecommunications business has in the aggregate generated over $338 million of EBITDA compared to $153 million in capital expenditures over the last 10 years, and continues to contribute a large portion of our consolidated EBITDA. Over the last five years, our telecommunications capital expenditures averaged $22.7 million per year, with a maximum of $37.0 million in 1999. Given industry conditions, however, we reduced capital expenditures to $10.1 million in 2002, and we expect to continue our disciplined return-based investment approach.

     The following table presents telecommunications EBITDA and capital expenditures, as well as a reconciliation of our telecommunications operating earnings to telecommunications EBITDA, for 1993 through 2002:


                      1993     1994       1995      1996       1997       1998     1999    2000     2001       2002
                      ----     ----       ----      ----       ----       ----     ----    ----     ----       ----

                                                      (in millions)
Operating earnings    $8.7      $9.0       $9.4      $9.6       $12.3    $24.2    $32.5   $40.1     $48.0       $41.0

Depreciation           6.8       7.3        7.5       7.5         8.1      8.6      9.4    11.4      14.7        17.1

Amortization           0.4       0.7        0.9       0.9         0.7      0.4      0.3      --        --          --
                    -------  --------  ---------  --------  ----------  -------  -------  ------  --------  ----------

EBITDA               $15.9    $ 17.0     $ 17.8    $ 18.0      $ 21.1   $ 33.2   $ 42.2   $51.5    $ 62.7      $ 58.1
                    =======  ========  =========  ========  ==========  =======  =======  ======  ========  ==========
Capital
Expenditures         $ 5.2      $6.4       $2.6    $ 12.3      $ 12.9   $ 10.2   $ 37.0   $28.8    $ 27.5      $ 10.1
                    =======  ========  =========  ========  ==========  =======  =======  ======  ========  ==========

     Our wholesale telecommunications business provides network transmission solutions for other telecommunications carriers, including interexchange (nationwide long distance) carriers, wireless carriers, Internet service providers, incumbent local exchange carriers and competitive local exchange carriers in order to provide voice, video, data and Internet applications for their customers. Our business-to-business service provides integrated voice and data communications solutions, specifically dedicated circuits, frame relay (statistically multiplexed packet data service), ATM (Asynchronous Transfer Mode
- a very high speed transmission technology), Internet access and switched voice services (pay-by-the-minute long distance including domestic, international and calling card services) to small and medium sized businesses in the upper Midwest. Our satellite and video services provide terrestrial and satellite transmission of broadcast quality video signals to broadcast, entertainment and sports industries, educational institutions and businesses.

     The foundation for our telecommunications success has been our customer loyalty focused strategy. Our telecommunications business generally receives high marks for strong brand recognition and for customer satisfaction, with the results of a 2002 survey conducted by Peregrine Marketing Research showing that 86.8% of our enterprise customers are generally very satisfied with our service. This strategy reflects the view that the continued and future success of our telecommunications business is dependent upon reliability and responsiveness to customers. Each customer has its own dedicated account team to manage and design effective telecommunications solutions.

     We refer to the employees of our telecommunications business as the "Guardians of Data." This message is meant as an indication of our commitment to being the provider of choice in providing innovative solutions within the data product category.

     We own and operate 3,794 route miles of fiber optic network connecting Wisconsin, Michigan, Indiana, Minnesota, Illinois, Iowa and Ohio. We also own an additional 669 route miles that are available for future network traffic. The network is designed to carry telecommunications traffic to second and third tier markets (population sizes greater than 50,000) within its footprint. The transport layer of the network uses SONET (Synchronous Optical Network) technology to transport digital signals. The network is configured in a ring physical topology, with multiple fibers providing redundancy. Given this configuration, in the event that an individual fiber strand suffers a catastrophic failure, traffic is automatically re-routed to avoid service interruption. Our network terminates in many smaller cities such as Green Bay, Wisconsin, Battle Creek, Michigan and Rochester, Minnesota, as well as first tier markets. This ability to provide our customers with deeper direct penetration differentiates us from many of our competitors. Pricing to and from these markets has also experienced somewhat less pressure than in the larger cities.

     WorldCom, Inc. and Global Crossing, our largest telecommunications customers, together accounted for 20.1% of our total telecommunications operating revenue in 2002. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. Both companies are also currently under investigation by the Securities and Exchange Commission and the Justice Department. However, we continue to provide services to both WorldCom and Global Crossing and receive payments for those services in the ordinary course of business. The loss of the ongoing business of either of these two customers would have a significant and adverse effect on our results of operations.

Printing Services

     Our printing services business is conducted through our subsidiary IPC Communication Services, Inc. Our printing services business accounted for 12.2% of our operating revenue and 1.8% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our printing services business.

     IPC, which was founded in 1949 and acquired by us in 1992, provides a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. The foundation of our printing business includes printing scientific, medical and technical journals. We generally utilize conventional and electronic pre-press processes, web and sheet-fed printing and complete bindery and finishing in our printing processes. We are also a Microsoft authorized replicator of certificates of authenticity applied to various software products. All of these markets are served through our direct sales force.

     Our printing services business is highly competitive and generally characterized by lower operating margins. As a result, we maintain a disciplined and aggressive approach to managing costs. We have recently shut down certain unprofitable operations and implemented other cost containment initiatives. In addition, we consistently seek opportunities to grow revenue through existing or new business. For example, we believe there are opportunities for growth in providing printing products and services to OEMs (original equipment manufacturers). We believe our experience in providing these services to the technology marketplace is a competitive advantage, and we intend to leverage that advantage by expanding our services to other OEMs including industrial and consumer products OEMs.

     A large computer hardware OEM accounted for 37.6% of our printing services operating revenue in 2002. The loss of this customer could have a material adverse effect on our results of operations.

Other

     Our other businesses consist of our label printing business conducted through our subsidiary NorthStar Print Group and our direct marketing services business conducted through our subsidiary PrimeNet Marketing Services. These businesses accounted for 11.8% of our operating revenue and 3.1% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding these businesses.

     Our label printing business has three production facilities in Wisconsin and Michigan's Upper Peninsula and produces glue-applied, in-mold, and pressure sensitive labels for the beverage, automotive products, household chemical and other major industries. Our label printing business is dedicated to providing all of its customers with exceptional performance and flexibility. SAB/Miller Brewing Company accounted for 50.7% of our label printing business' revenue in 2002. In 2002, our label printing business was in the second year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

     Our direct marketing business provides nationwide direct marketing support services to marketers of automotive, retail, publishing, financial and other services. Our direct marketing business is committed to providing innovative data, print and mail solutions that are always on time and right.

                             SELECTED FINANCIAL DATA

     The following table presents our selected consolidated historical financial data. The selected consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this prospectus. The selected consolidated financial data for the first quarters ended March 24, 2002 and March 23, 2003 are derived from our unaudited condensed consolidated financial statements, appearing elsewhere in this prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the quarter ended March 23, 2003 to be indicative of results for the year ended December 31, 2003. This table should be read together with our other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.

                                                                                                         First Quarter Ended(3)
                                                                                                       ----------------------------
                                                   Year Ended December 31,                              March 24,      March 23,
                          --------------------------------------------------------------------------
                          1998 (1)       1999 (2)          2000             2001           2002           2002            2003
                          ----------    ------------    ------------     -----------    ------------   ------------    ------------
                                                           (in thousands, except per share amounts)
Statement of Earnings
    Data:
Operating revenue.........$  731,033    $   753,360     $   819,232      $  808,787     $  801,376     $  180,055      $  174,467
Operating costs and
    expenses...............  636,858        642,806         710,041         724,683        687,303        159,575         155,215
                          ----------    ------------    ------------     -----------    ------------   ------------    -----------
Operating earnings
    (4)(5).................   94,175        110,554         109,191          84,104        114,073         20,480          19,252
Non-operating income
    (expense), net.........    6,237          4,227             884           1,235            339            486            (414)
                          ----------    ------------    ------------     -----------    ------------   ------------    -----------
Earnings from
    continuing
    operations before
    income taxes and
    accounting change......  100,412        114,781         110,075          85,339        114,412         20,966          18,838
Income taxes...............   41,998         44,537          44,162          35,860         49,418          8,714           7,536
                          ----------    ------------    ------------     -----------    ------------   ------------    -----------
Earnings from
    continuing
    operations before
    accounting
    change.................   58,414         70,244          65,913          49,479         64,994         12,252          11,302
Gain (loss) from
    discontinued
    operations, net of
    taxes..................    2,294           (795)            471          (1,722)          (565)         1,595              --
Cumulative effect of
    accounting change,
    net of taxes...........       --             --              --              --         (6,509)        (6,509)             --
                          ----------    ------------    ------------     -----------    ------------   ------------    -----------
Net earnings (4)..........$  60,708     $    69,449     $    66,384      $   47,757     $   57,920     $    7,338      $   11,302
                          ==========    ============    ============     ===========    ============   ============    ===========

Weighted average shares
outstanding-basic and
diluted....................   28,124         27,393          27,101          28,084         26,430         26,775          25,916
                          ==========    ============    ============     ===========    ============   ============    ===========

Basic and Diluted
Earnings Per Share
Amounts
Continuing operations
    before accounting
    change.................$    2.08    $      2.56     $      2.43      $     1.76     $     2.46     $     0.46      $     0.44
Discontinued
    operations, net of
    taxes..................     0.08          (0.02)           0.02           (0.06)         (0.02)          0.06              --
Cumulative effect of
    accounting change,
    net of taxes...........       --             --              --              --          (0.25)         (0.25)             --
                          ----------    ------------    ------------     -----------    ------------   ------------    -----------
Net earnings (4)..........$     2.16    $      2.54     $      2.45      $     1.70     $     2.19     $     0.27      $     0.44
                          ==========    ============    ============     ===========    ============   ============    ===========
Cash dividends............$     1.10    $      1.14     $      1.35      $     1.35     $     1.20     $     0.30      $     0.30
                          ==========    ============    ============     ===========    ============   ============    ===========


Segment Data
Operating revenue:
    Publishing............$  344,565    $   347,137     $   345,321      $  320,615     $  311,138     $   69,517      $   68,337
    Broadcasting..........   115,113        130,857         149,886         134,801        152,749         30,680          29,462
    Telecommunications....    81,875        101,428         126,586         151,992        148,674         34,905          33,750
    Printing services.....   107,564         91,663         107,334         114,612         97,841         25,028          21,025
    Other.................    81,916         82,275          90,105          86,767         90,974         19,925          21,893
                          ----------    ------------    ------------     -----------    ------------   ------------    -----------
        Total operating
        revenue...........$  731,033    $   753,360     $   819,232      $  808,787     $  801,376     $  180,055      $  174,467
                          ==========    ============    ============     ===========    ============   ============    ===========

Operating earnings
(loss): (4)(5)
    Publishing............$   48,196    $    48,670     $    39,265      $   24,898     $   30,315     $    5,235      $    3,582
    Broadcasting..........    34,015         27,817          30,435          15,453         33,384          4,703           3,406
    Telecommunications....    24,092         32,474          40,114          48,007         40,956         10,316           9,212
    Printing services.....   (13,450)         2,621           3,336            (756)         2,131            750           1,122
    Other.................     1,322         (1,028)         (3,959)         (3,498)         7,287           (524)          1,930
                          ----------    ------------    ------------     -----------    ------------   ------------    -----------
        Total operating
        earnings..........$   94,175    $   110,554     $   109,191      $   84,104     $  114,073    $   20,480      $   19,252
                          ==========    ============    ============     ===========    ============   ============    ===========

                                                                                                         First Quarter Ended
                                                                                                     ----------------------------
                                                 Year Ended December 31,                                March 24,       March 23,
                     --------------------------------------------------------------------------------
                        1998              1999             2000             2001             2002         2002             2003
                     ------------     -------------     ------------     ------------     -----------  ------------     -----------
Other Financial
Data:
Depreciation (5).....$   33,549       $    36,657       $    38,710      $   40,882       $   44,726   $    9,977       $   10,433
Amortization (5).....$    8,618       $     8,940       $    11,408      $   10,814       $    1,909   $      352       $      396
EBITDA (5)...........$  136,342       $   156,151       $   159,309      $  135,800       $  160,708   $   30,809       $   30,081
Capital
expenditures.........$   44,821       $    68,529       $    96,758      $   90,172       $   53,169   $   16,323       $   16,784
Cash dividends.......$   31,057       $    31,286       $    36,765      $   37,866       $   31,597   $    7,942       $    7,775
Cash Flow Data:
Net cash provided by (used for):
    Operating
    activities.......$  106,181       $   117,481       $   133,123      $  118,411       $   86,060   $   24,530       $   37,579
    Investing
    activities.......$  (63,412)      $  (199,893)      $   (94,030)     $ (108,144)      $  (51,409)  $  (16,257)      $  (16,755)
    Financing
    activities.......$  (25,371)      $   (38,798)      $   (33,035)     $  (11,918)      $  (31,714)  $   (9,004)      $  (22,680)


                                                    As of December 31,                                           As of
                     --------------------------------------------------------------------------------  ----------------------------
                                                                                                        March 24,       March 23,
                       1998(1)           1999(2)            2000             2001             2002        2002            2003
                     ------------     -------------     ------------     ------------     -----------  ------------    ------------
                                                                      (in thousands)
Balance Sheet Data:
Property and
equipment, net.......$  175,602       $   214,615       $   271,293      $  320,436       $  324,405   $  326,784      $  330,661
Intangible assets,
net (4)..............$  119,588       $   258,876       $   253,239      $  261,346       $  249,605   $  252,456      $  249,209
Total assets (4).....$  583,684       $   638,506       $   687,035      $  730,778       $  744,752   $  715,531      $  740,838
Total debt...........$       --       $    12,115       $        --      $    4,420       $   90,775   $   69,395      $   75,870
Shareholders'
equity...............$  447,484       $   465,697       $   508,519      $  532,880       $  476,544   $  466,487      $  480,073

_____________________

(1) Includes Omaha, Nebraska radio stations KESY-FM (renamed KSRZ-FM) and KBBX-AM (renamed KHLP-AM) from January 1; Knoxville, Tennessee radio stations WQBB-FM (renamed WQIX-FM, WBON-FM) and WQBB-AM from April 20; Oracle, Arizona radio station KLQB-FM (renamed KIXD-FM, KGMG-FM) from June 9; and Caldwell, Idaho radio stations KCID-AM and KCID-FM (renamed KTHI-FM), Payette, Idaho radio station KQXR-FM, Boise, Idaho radio stations KGEM-AM and KJOT-FM and Ontario, Oregon radio stations KSRV-AM and KSRV-FM from July 1. We sold KSRV-AM and KSRV-FM in April 2000.

(2) Includes Wichita, Kansas ratio stations KFDI-AM, KFDI-FM and KICT-FM; Arkansas City, Kansas radio station KYQQ-FM; Augusta, Kansas radio station KLLS-FM (renamed KFXJ-FM); Springfield, Missouri radio stations KTTS-FM and KTTS-AM (renamed KTTF-AM, KSGF-AM); Sparta, Missouri radio station KLTQ-FM (renamed KMXH-FM, KSPW-FM); Tulsa, Oklahoma radio stations KVOO-FM and KVOO-AM (renamed KFAQ-

     AM); Henryetta, Oklahoma radio station KCKI-FM (renamed KXBL-FM); and Omaha, Nebraska radio stations WOW-FM (renamed KMXM-FM, KQCH-FM) and WOW-AM (renamed KOMJ-AM) from June 14; and Palm Springs, California television station KMIR-TV from August 1.

(3) We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

(4) Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to net earnings when their carrying amounts exceed their estimated fair values. Adjusted net earnings, earnings per share, segment operating earnings, intangible assets, net, total assets and shareholders' equity are presented below, assuming this accounting change is applied retroactively as of January 1, 1998. The adjustment represents amortization expense for indefinite-lived intangible assets in 1998 through 2001 and the transitional impairment charge recognized in 2002.

                                                                                                            First Quarter Ended
                                                                                                        ----------------------------
                                                  Year Ended December 31,                                March 24,      March 23,
                         --------------------------------------------------------------------------
                          1998 (1)       1999 (2)           2000            2001           2002            2002            2003
                         -----------    ------------    -------------    -----------    -----------     ------------    ------------
                                                          (in thousands, except per share amounts)

Net earnings...........  $   60,708     $    69,449     $    66,384      $   47,757     $   57,920      $    7,338      $   11,302
Adjustment.............       1,985           3,916           5,523           5,530          6,509           6,509              --
                         -----------    ------------    -------------    -----------    -----------     ------------    ------------
Adjusted net earnings..  $   62,693     $    73,365     $    71,907      $   53,287     $   64,429      $   13,847      $   11,302
                         ===========    ============    =============    ===========    ===========     ============    ============

Adjusted basic and
diluted earnings per
share..................  $     2.23     $      2.68     $      2.65      $     1.90     $     2.44      $     0.52      $     0.44
                         ===========    ============    =============    ===========    ===========     ============    ============

Adjusted operating
earnings (loss):
    Publishing.........  $   49,312     $    49,662     $    40,253      $   25,802     $   30,315      $    5,235      $    3,582
    Broadcasting.......      36,006          32,298          37,075          22,182         33,384           4,703           3,406
    Telecommunications.      24,116          32,489          40,129          48,022         40,956          10,316           9,212
    Printing services..     (13,450)          2,621           3,336            (756)         2,131             750           1,122
    Other..............       1,623            (728)         (3,659)         (3,197)         7,287            (524)          1,930
                         -----------    ------------    -------------    -----------    -----------     ------------    ------------
        Total adjusted
        operating
        earnings.......  $   97,607     $   116,342     $   117,134      $   92,053     $  114,073      $   20,480      $   19,252
                         ===========    ============    =============    ===========    ===========     ============    ============

                                                                                                                  As of
                                                                                                       ----------------------------
                                                   As of December 31,                                  March 24,       March 23,
                        --------------------------------------------------------------------------
                           1998 (1)       1999 (2)           2000            2001           2002            2002            2003
                        -----------    ------------    -------------    -----------    -----------     ------------    ------------
                                                                      (in thousands)

Adjusted intangible
    assets, net.......   $  123,020     $   268,096     $   270,402      $  286,455     $  282,384      $  285,235      $  281,988
Adjusted total assets.   $  587,116     $   647,726     $   704,198      $  755,887     $  777,531      $  748,310      $  773,617
Adjusted shareholders'
    equity............   $  449,869     $   471,598     $   519,943      $  549,839     $  500,007      $  489,950      $  503,536

(5) EBITDA is defined as operating earnings plus depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

     The following table presents a reconciliation of our consolidated operating earnings to our consolidated EBITDA:

                                                                                                        First Quarter Ended
                                                                                                     ---------------------------
                                               Year Ended December 31,                                March 24,      March 23,
                      ---------------------------------------------------------------------------
                         1998            1999            2000             2001           2002           2002            2003
                      ------------    ------------    ------------     -----------    -----------    ------------    -----------
                                                                   (in thousands)
Operating earnings..  $   94,175      $   110,554     $   109,191      $   84,104     $  114,073     $   20,480      $   19,252
Depreciation........      33,549           36,657          38,710          40,882         44,726          9,977          10,433
Amortization........       8,618            8,940          11,408          10,814          1,909             352            396
                      ------------    ------------    ------------     -----------    -----------    ------------    -----------
EBITDA .............  $  136,342      $   156,151     $   159,309      $  135,800     $  160,708     $   30,809      $   30,081
                      ============    ============    ============     ===========    ===========    ============    ===========


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our unaudited consolidated financial statements for the quarters ended March 24, 2002 and March 23, 2003, including the notes thereto, appearing elsewhere in this prospectus, and our audited consolidated financial statements for the three years ended December 31, 2002, including the notes thereto, appearing elsewhere in this prospectus. This discussion contains forward-looking statements. See "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

Overview

     Our business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. We previously reported eight business segments, which included our corporate operations and the operations of each one of our wholly-owned subsidiaries. In order to better reflect our operations as a diversified media and communications company, and to reflect certain changes in the way our management receives internal financial information, we determined it appropriate under Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," to aggregate previously reported segments and identify new segments by type of business rather than by names of individual operating entities. As a result, we changed our reportable business segments in 2002 to the following: (i) publishing; (ii) broadcasting; (iii) telecommunications; (iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 36 radio stations and six television stations in 11 states. Our telecommunications segment consists of wholesale and business-to-business telecommunications services provided through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business. Also included in other are corporate expenses and eliminations.

Acquisition and Sale

     On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was approximately $22.1 million.

     On March 2, 2001, we sold certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

Results of Operations

     First Quarter Ended March 23, 2003 compared to First Quarter Ended March 24, 2002

     Consolidated

     Our consolidated operating revenue in the first quarter of 2003 was $174.5 million, a decrease of $5.6 million, or 3.1%, compared to $180.1 million in the first quarter of 2002. Our consolidated operating costs and expenses in the first quarter of 2003 were $102.6 million, a decrease of $1.2 million, or 1.2%, compared to $103.8 million in the first quarter of 2002. Our consolidated selling and administrative expenses in the first quarter of 2003 were $52.6 million, a decrease of $3.2 million, or 5.5%, compared to $55.8 million in the first quarter of 2002.

     The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for the first quarter of 2002 and 2003:

                                                                             Percent of                            Percent of
                                                                                Total                                 Total
                                                                              Operating                             Operating
                                                              2002             Revenue             2003              Revenue
                                                          --------------    ---------------    --------------     --------------
                                                                                  (dollars in millions)
Operating revenue:
Publishing..........................................        $   69.5            38.6%            $   68.3             39.1%
Broadcasting........................................            30.7            17.0                 29.5             16.9
Telecommunications..................................            34.9            19.4                 33.8             19.4
Printing services...................................            25.0            13.9                 21.0             12.0
Other...............................................            20.0            11.1                 21.9             12.6
                                                          --------------    ---------------    --------------     --------------
         Total operating revenue....................        $  180.1           100.0%            $  174.5            100.0%

Total operating costs and expenses..................        $  103.8            57.6%            $  102.6             58.8%
Selling and administrative expenses.................            55.8            31.0                 52.6             30.1
                                                          --------------    ---------------    --------------     --------------
Total operating costs and expenses and selling and
  administrative expenses...........................           159.6            88.6                155.2             88.9
                                                          --------------    ---------------    --------------     --------------
         Total operating earnings...................        $   20.5            11.4%            $   19.3             11.1%
                                                          ==============    ===============    ==============     ==============

     The decrease in total operating revenue was primarily due to Olympic, political and issue advertising in our television broadcasting business in the first quarter of 2002, a reduction in revenue from our largest customer in our printing services business, service disconnections in our wholesale telecommunications business and the decrease in circulation revenue and classified advertising in our publishing businesses. These decreases were partially offset by increases in our label printing business and our commercial telecommunications business.

     The decrease in total operating costs and expenses was primarily due to the closure of our CD-ROM mastering and replication operations of our printing services business. The decrease in selling and administrative expenses was primarily due to the decrease in administrative payroll and benefits expense resulting from our cost control initiatives.

     Our consolidated operating earnings in the first quarter of 2003 were $19.3 million, a decrease of $1.2 million, or 6.0%, compared to $20.5 million in the first quarter of 2002. The following table presents our operating earnings by segment for the first quarter of 2002 and 2003:

                                                                             Percent of                            Percent of
                                                                                Total                                 Total
                                                                              Operating                             Operating
                                                              2002             Earnings            2003              Earnings
                                                          --------------    ---------------    --------------     --------------
                                                                                  (dollars in millions)
Publishing..........................................        $    5.2            25.4%            $    3.6             18.7%
Broadcasting........................................             4.7            22.9                  3.4             17.6
Telecommunications..................................            10.3            50.2                  9.2             47.7
Printing services...................................             0.8             3.9                  1.1              5.7
Other...............................................            (0.5)           (2.4)                 2.0             10.3
                                                          --------------    ---------------    --------------     --------------
Total operating earnings............................        $   20.5           100.0%            $   19.3            100.0%
                                                          ==============    ===============    ==============     ==============

     The decrease in total operating earnings was primarily due to the $5.6 million decrease in operating revenue, the additional costs related to the daily newspaper's new production facility and the decrease in the profit margin on operating revenue on telecommunications services due to service disconnections and price reductions during 2002, partially offset by decreases in operating costs and expenses and selling and administrative expenses resulting from our cost control initiatives.

     Our consolidated EBITDA in the first quarter of 2003 was $30.1 million, a decrease of $0.7 million, or 2.4%, compared to $30.8 million in the first quarter of 2002. EBITDA is defined as operating earnings plus depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

     The following table presents a reconciliation of our operating earnings to EBITDA by segment for the first quarter of 2002 and 2003:

                                                2002                                                  2003
                         ---------------------------------------------------    --------------------------------------------------
                                      Depreciation                 Percent of                 Depreciation               Percent of
                         Operating         and                       Total      Operating         and                      Total
                          Earnings    Amortization     EBITDA       EBITDA       Earnings     Amortization    EBITDA      EBITDA
                         ---------    ------------    --------    ----------    ----------    -----------    --------    ---------
                                                                  (dollars in millions)
Publishing..........        $5.2          $3.0          $8.2        26.6%          $3.6           $3.8         $7.4        24.6%
Broadcasting........         4.7           1.6           6.3        20.5            3.4            1.7          5.1        17.0
Telecommunications..        10.3           3.9          14.2        46.1            9.2            3.9         13.1        43.5
Printing services...         0.8           1.1           1.9         6.2            1.1            0.8          1.9         6.3
Other...............        (0.5)          0.7           0.2         0.6            2.0            0.6          2.6         8.6
                         ---------    ------------    --------    ----------    ----------    -----------    --------    ---------
Total...............       $20.5         $10.3         $30.8       100.0%         $19.3          $10.8        $30.1       100.0%
                         =========    ============    ========    ==========    ==========    ===========    ========    =========

     The decrease in total EBITDA was primarily due to decreases in operating earnings in our publishing, broadcasting and telecommunications reportable segments partially offset by an increase in operating earnings in our other reportable segment.

     Publishing

     Operating revenue from publishing in the first quarter of 2003 was $68.3 million, a decrease of $1.2 million, or 1.7%, compared to $69.5 million in the first quarter of 2002. Operating earnings from publishing were $3.6 million, a decrease of $1.6 million, or 31.6%, compared to $5.2 million in the first quarter of 2002. EBITDA from publishing in the first quarter of 2003 was $7.4 million, a decrease of $0.8 million, or 9.8%, compared to $8.2 million in the first quarter of 2002 (see table above for a reconciliation of publishing operating earnings to publishing EBITDA).

     The following table presents our publishing operating revenue, operating earnings and EBITDA by daily newspaper and community newspapers and shoppers for the first quarter of 2002 and 2003:

                                                  2002                                                2003
                             ------------------------------------------------    ------------------------------------------------
                                                Community                                           Community
                                Daily           Newspapers                          Daily           Newspapers
                              Newspaper         & Shoppers          Total          Newspaper        & Shoppers          Total
                             -------------    ---------------    ------------    --------------   ---------------    ------------
                                                                        (in millions)
Operating revenue....           $ 48.0           $ 21.5             $ 69.5          $ 47.9           $ 20.4             $ 68.3
                             =============    ===============    ============    ==============   ===============    ============
Operating earnings
(loss)...............           $  5.6           $ (0.4)            $  5.2          $  4.2           $ (0.6)            $  3.6
                             =============    ===============    ============    ==============   ===============    ============
EBITDA...............           $  7.5           $  0.7             $  8.2          $  7.0           $  0.4             $  7.4
                             =============    ===============    ============    ==============   ===============    ============


     The following table presents our publishing operating revenue by category for the first quarter of 2002 and 2003:

                                                        2002                                             2003
                                    ----------------------------------------------    --------------------------------------------
                                                        Community                                        Community
                                       Daily            Newspapers                       Daily           Newspapers
                                      Newspaper         & Shoppers        Total         Newspaper        & Shoppers        Total
                                    -------------     --------------    ----------    -------------    ---------------   ---------
                                                                            (in millions)
Advertising revenue:
   Retail....................          $ 15.7            $  11.9          $  27.6        $ 16.4            $  11.6         $ 28.0
   Classified................            13.8                2.0             15.8          13.6                1.5           15.1
   General...................             2.4                 --              2.4           2.5                 --            2.5
   Other.....................             3.8                0.2              4.0           3.9                0.4            4.3
                                    -------------    ---------------    ----------    -------------    ---------------    --------
   Total advertising revenue.            35.7               14.1             49.8          36.4               13.5           49.9
Circulation revenue..........            10.5                0.8             11.3           9.7                0.7           10.4
Other revenue................             1.8                6.6              8.4           1.8                6.2            8.0
                                    -------------    ---------------    ----------    -------------    ---------------    --------
Total operating revenue......          $ 48.0            $  21.5          $  69.5        $ 47.9            $  20.4         $ 68.3
                                    =============    ===============    ==========    =============    ===============    ========

     Advertising revenue in the first quarter of 2003 accounted for 73.1% of total publishing revenue compared to 71.7% in the first quarter of 2002. Retail advertising revenue in the first quarter of 2003 was $28.0 million, an increase of $0.4 million, or 1.4%, compared to $27.6 million in the first quarter of 2002. The increase is comprised of a $0.9 million increase in daily newspaper retail preprints partially offset by a $0.3 million decrease in community newspaper retail advertising and a $0.2 million decrease in daily newspaper retail ROP (run-of-press) advertisements. The shift toward retail preprints of certain major local advertisers has continued in 2003.

     Classified advertising revenue in the first quarter of 2003 was $15.1 million, a decrease of $0.7 million, or 4.4%, compared to $15.8 million in the first quarter of 2002. At the daily newspaper, decreases in employment advertising of $0.4 million and automotive advertising of $0.4 million were partially offset by increases in general advertising of $0.5 million and real estate advertising of $0.1 million. The decrease in employment advertising, which accounted for almost 40.1% of total classified advertising in the first quarter of 2003, represented a 7.3% decrease from the first quarter of 2002. We believe the decrease in employment and automotive advertising resulted primarily from continuing economic weakness and uncertainty.

     General advertising revenue in the first quarter of 2003 was $2.5 million, an increase of $0.1 million, or 4.2%, compared to $2.4 million in the first quarter of 2002. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

     The following table presents the advertising linage of our daily newspaper by category for the first quarter of 2002 and 2003:

                                                           2002                    2003                   Change
                                                    --------------------    --------------------    --------------------
                                                                           (inches in thousands)
Advertising linage (in inches):
     Retail...................................             155.5                   148.2                  - 4.7%
     Classified...............................             196.4                   186.7                  - 4.9%
     General..................................              10.7                    11.2                  + 4.7%
                                                    --------------------    --------------------
Total advertising linage (in inches)..........             362.6                   346.1                  - 4.6%
                                                    ====================    ====================

Preprint pieces (in millions).................             182.7                   190.2                  + 4.1%
                                                    ====================    ====================

     Total advertising linage in the first quarter of 2003 decreased 4.6% compared to the first quarter of 2002. The decrease was largely due to a 4.9% decrease in classified advertising and a 4.7% decrease in retail advertising partially offset by a 4.7% increase in general advertising. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue. Retail advertising linage decreased while preprint advertising pieces rose 4.1% primarily as a result of the shift to preprint advertising from certain major local retail customers.

     The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for the first quarter of 2002 and 2003:

                                                           2002                    2003                   Change
                                                    --------------------    --------------------    --------------------
Full pages of advertising:
    Community newspapers......................             19,834                  19,174                 - 3.3%
    Shoppers..................................             22,752                  20,406                - 10.3%
                                                    --------------------    --------------------
Total full pages of advertising...............             42,586                  39,580                 - 7.1%
                                                    ====================    ====================

Revenue per page..............................            $304.87                 $311.51                 + 2.2%
                                                    ====================    ====================

     Total pages of full page advertising in the first quarter of 2003 decreased 7.1% compared to the first quarter of 2002. The decrease was largely due to a 10.3% decrease in advertising in shoppers and a 3.3% decrease in advertising in community newspapers. Revenue per page increased 2.2% due to rate increases.

     Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline, niche publications and event marketing, in the first quarter of 2003 was $4.3 million, an increase of $0.3 million, or 7.5%, compared to $4.0 million in the first quarter of 2002. The increase was largely due to increased online classified advertising and event marketing.

     Circulation revenue in the first quarter of 2003 accounted for 15.2% of total publishing revenue compared to 16.3% in the first quarter of 2002. Circulation revenue in the first quarter of 2003 was $10.4 million, a decrease of $0.9 million, or 8.0%, compared to $11.3 million in the first quarter of 2002. The decrease in circulation revenue is mainly attributed to an increase in circulation reduced rate offerings at the daily newspaper. Average net paid circulation for the Milwaukee Journal Sentinel's weekday edition increased 5.3% in the first quarter of 2003 compared to the first quarter of 2002. Average net paid circulation for Milwaukee Journal Sentinel's Sunday edition increased 0.8% in the first quarter of 2003 compared to the first quarter of 2002. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts. Average paid circulation for our community newspapers decreased 0.8% in the first quarter of 2003 compared to the first quarter of 2002.

     Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in the first quarter of 2003 accounted for 11.7% of total publishing revenue compared to 12.1% in the first quarter of 2002. Other revenue in the first quarter of 2003 was $8.0 million, a decrease of $0.4 million, or

4.8%, compared to $8.4 million in the first quarter of 2002. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers.

     Publishing operating earnings in the first quarter of 2003 were $3.6 million, a decrease of $1.6 million, or 31.6%, compared to $5.2 million in the first quarter of 2002. Contributing to the decrease was $3.9 million in additional net costs related to the daily newspaper's new production facility in the first quarter of 2003 compared to $1.7 million in the first quarter of 2002.

     As of March 30, 2003, all production and distribution of the daily newspaper have been transitioned to the new production facility. Although the facility is operational, many final adjustments to the equipment have not yet been made and our operators are still learning how to effectively utilize the features of the new equipment. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties. We do not expect to achieve full benefit from the operating efficiencies of the new production facility before at least the end of the year.

     The threatened outbreak of hostilities in Iraq in March 2003 and the war itself have resulted in certain daily newspaper advertising customers reducing their advertising spending in our daily newspaper. We have also incurred additional news gathering costs.

     Broadcasting

     Operating revenue from broadcasting in the first quarter of 2003 was $29.5 million, a decrease of $1.2 million, or 4.0%, compared to $30.7 million in the first quarter of 2002. Operating earnings from broadcasting in the first quarter of 2003 were $3.4 million, a decrease of $1.3 million, or 27.6%, compared to $4.7 million in the first quarter of 2002. EBITDA from broadcasting in the first quarter of 2003 was $5.1 million, a decrease of $1.2 million, or 19.0%, compared to $6.3 million in the first quarter of 2002 (see page 40 for a reconciliation of broadcasting operating earnings to broadcasting EBITDA).

     The following table presents our broadcasting operating revenue, operating earnings and EBITDA by radio stations and television stations for the first quarter of 2002 and 2003:

                                                  2002                                                2003
                             ------------------------------------------------    ------------------------------------------------
                                Radio           Television          Total            Radio          Television          Total
                             -------------    ---------------    ------------    --------------   ---------------    ------------
                                                                        (in millions)
Operating revenue...            $ 14.9            $  15.8          $ 30.7            $ 14.4            $  15.1          $ 29.5
                             =============    ==============    =============     =============    ==============    =============
Operating earnings..            $  1.6            $   3.1          $  4.7            $  1.7            $   1.7          $  3.4
                             =============    ==============    =============     =============    ==============    =============
EBITDA..............            $  2.4            $   3.9          $  6.3            $  2.5            $   2.6          $  5.1
                             =============    ==============    =============     =============    ==============    =============

     Operating revenue from our radio stations in the first quarter of 2003 was $14.4 million, a decrease of $0.5 million, or 3.4%, compared to $14.9 million in the first quarter of 2002. The decrease was primarily attributed to a $0.5 million decrease in local advertising revenue and a $0.3 million decrease from other advertising revenue, offset by a $0.3 million increase in national advertising revenue across most markets.

     Operating earnings from our radio stations in the first quarter of 2003 were $1.7 million, an increase of $0.1 million, or 6.3%, compared to $1.6 million in the first quarter of 2002. The increase was primarily attributed to a decrease in operating costs and expenses resulting from cost control initiatives at all of our radio stations.

     Operating revenue from our television stations in the first quarter of 2003 was $15.1 million, a decrease of $0.7 million, or 4.4%, compared to $15.8 million in the first quarter of 2002. The decrease was primarily attributed to a $2.7 million decrease in Olympic, political and issue advertising revenue partially offset by a $1.5 million increase in local advertising revenue and a $0.5 million increase in national advertising revenue.

     Operating earnings from our television stations in the first quarter of 2003 were $1.7 million, a decrease of $1.4 million, or 45.2%, compared to $3.1 million in the first quarter of 2002. The decrease was primarily attributed to the $0.7 million decrease in revenue and increases in depreciation, syndicated programming costs, selling and technology expenses at certain television stations.

     The threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a $0.3 million negative impact on our broadcasting revenue due to reduced spending levels by some advertisers. There was hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks, our local news products and syndicated and local programming during their coverage of the war.

     Telecommunications

     Operating revenue from telecommunications in the first quarter of 2003 was $33.8 million, a decrease of $1.1 million, or 3.3%, compared to $34.9 million in the first quarter of 2002. Operating earnings from telecommunications in the first quarter of 2003 were $9.2 million, a decrease of $1.1 million, or 10.7%, compared to $10.3 million in the first quarter of 2002. EBITDA from telecommunications in the first quarter of 2003 was $13.1 million, a decrease of $1.1 million, or 7.7%, compared to $14.2 million in the first quarter of 2002 (see page 40 for a reconciliation of telecommunications operating earnings to telecommunications EBITDA).

     Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in the first quarter of 2003 was $21.4 million, a decrease of $1.9 million, or 8.2%, compared to $23.3 million in the first quarter of 2002. The decrease was primarily attributed to service disconnections. Monthly recurring revenue from wholesale services at the end of the first quarter of 2003 was $7.4 million compared to $7.5 million at the beginning of 2003 and $8.0 million at the end of the first quarter of 2002. During the first quarter of 2003, new customers and new circuit connections of $0.1 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.

     Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in the first quarter of 2003 was $12.4 million, an increase of $0.8 million, or 6.9%, compared to $11.6 million in the first quarter of 2002. The increase was attributed to an increase in long distance services and the addition of new customers and service offerings. Monthly recurring revenue from commercial advanced data services at the end of the first quarter of 2003 of $3.1 million compared to $3.0 million at the beginning of 2003 and at the end of the first quarter of 2002. During the first quarter of 2003, new customers and new circuit connections of $0.2 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

     The decrease in operating earnings from telecommunications was primarily attributed to service disconnections and the decrease in profit margins on services provided due to price reductions in 2002. We expect continued service disconnections and price reductions in our wholesale telecommunications business will cause an increasing downward trend that could result in a significant decrease in our telecommunications operating earnings during 2003.

     WorldCom and Global Crossing together accounted for 27.7% and 29.9% of our telecommunications revenue in the first quarter of 2003 and 2002, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. We had a pre-petition receivable, net of applicable "set-off" accounts payable, from WorldCom, which was sold to a third party in April 2003. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract under federal bankruptcy law. If either contract is rejected, we would have an unsecured claim for the balance due on the contracts in the bankruptcy proceeding.

     We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided. We continue to provide services to WorldCom and Global Crossing and receive timely payment for those services.

     Printing Services

     Operating revenue from printing services in the first quarter of 2003 was $21.0 million, a decrease of $4.0 million, or 16.0%, compared to $25.0 million in the first quarter of 2002. Operating earnings from printing services in the first quarter of 2003 were $1.1 million, an increase of $0.3 million, or 49.6%, compared to $0.8 million in the first quarter of 2002. EBITDA from printing services in the first quarter of 2003 was $1.9 million, an increase of $0.1 million, or 5.6%, compared to $1.8 million in the first quarter of 2002 (see page 40 for a reconciliation of printing services operating earnings to printing services EBITDA).

     The decrease in printing services operating revenue was primarily attributed to the reduction in revenue from our largest customer due to a change in their business, the closure of our Ireland operations in early 2002 and the elimination of our assembly and fulfillment operations in the fall of 2002 from our CD-ROM mastering and replications operation. Our entire CD-ROM operation was closed in February 2003.

     The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These increases were partially offset by the decrease in revenue and $0.3 million in closure costs related to the CD-ROM mastering and replications operations.

     A large computer hardware OEM (original equipment manufacturer) accounted for 28.4% and 34.4% of our printing services revenue in the first quarter of 2003 and 2002, respectively. The loss of this business could have a material adverse effect on our results of operations.

     Other

     Other operating revenue in the first quarter of 2003 was $21.9 million, an increase of $1.9 million, or 9.9%, compared to $20.0 million in the first quarter of 2002. Other operating earnings in the first quarter of 2003 were $2.0 million, an increase of $2.5 million compared to losses of $0.5 million in the first quarter of 2002. Other EBITDA in the first quarter of 2003 was $2.6 million, an increase of $2.4 million, compared to $0.2 million in the first quarter of 2002 (see page 40 for a reconciliation of other operating earnings to other EBITDA).

     The following table presents our other operating revenue, operating earnings and EBITDA by business for the first quarter of 2002 and 2003:

                                             2002                                                   2003
                     ------------------------------------------------------  ----------------------------------------------------
                                    Direct        Corporate                                Direct       Corporate
                       Label      Marketing          and                       Label      Marketing        and
                      Printing     Services      Eliminations     Total       Printing    Services     Eliminations      Total
                     ----------- -------------  --------------- -----------  ---------- ------------- --------------- -----------
                                                                    (in millions)
  Operating revenue.    $ 12.1      $  8.7           $ (0.8)       $ 20.0       $ 13.7     $  8.9          $ (0.7)      $  21.9
                     =========== =============  =============== ===========  ========== ============= =============== ===========
  Operating earnings
  (loss)............    $ (0.2)     $ (1.0)          $  0.7        $ (0.5)      $  0.3     $  0.4          $  1.3       $   2.0
                     =========== =============  =============== ===========  ========== ============= =============== ===========
  EBITDA............    $  0.3      $ (0.9)          $  0.8        $  0.2       $  0.7     $  0.6          $  1.3       $   2.6
                     =========== =============  =============== ===========  ========== ============= =============== ===========

     The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation in new products for our consumer goods and beverage customers and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $4.6 million and $4.8 million of postage amounts billed to customers in the first quarter of 2003 and 2002, respectively.

     The increase in other operating earnings was primarily attributed to the $1.3 million loss on impairment of a customer list recorded in the first quarter of 2002 at our direct marketing services business, the increase in operating revenue from our label printing and direct marketing services businesses and the decrease in operating costs and expenses resulting from our cost control initiatives.

     SAB/Miller Brewing Company accounted for 43.6% and 54.7% of our label printing business' revenue in the first quarter of 2003 and 2002, respectively. In 2003, our label printing business was in the third year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

     Non Operating Income and Taxes from Continuing Operations

     Interest income and dividends in the first quarter of 2003 were $0.1 million, a decrease of $0.5 million, or 87.8%, compared to $0.6 million in the first quarter of 2002. The decrease was primarily attributed to the decrease in cash and cash equivalents and interest income received in the first quarter of 2002 from refunds of state income taxes. Interest expense in the first quarter of 2003 was $0.5 million compared to $0.1 million in the first quarter of 2002. Gross interest expense from borrowings under our credit agreement in the first quarter of 2003 was $0.5 million compared to $0.3 million in the first quarter of 2002. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in the first quarter of 2003 was $0.1 million compared to $0.2 million in the first quarter of 2002.

     The effective tax rate on continuing operations was 40.0% in the first quarter of 2003 compared to 41.4% in the first quarter of 2002. The difference between the statutory federal tax rate and the effective tax rate in the first quarter of 2002 was primarily the result of non deductible expenses related to litigation that was settled in 2002.

     Discontinued Operations

     In January 2002, we announced the closure of Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

     On April 29, 2002, the board of directors of our French printing services subsidiary, approved a resolution to proceed through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

     The operations of Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, the first quarter of 2002 has been restated to reflect this treatment.

     Net revenue from discontinued operations in the first quarter of 2002 was $1.6 million. Net assets of discontinued operations at March 23, 2003 and December 31, 2002 were zero. Income from discontinued operations in the first quarter of 2002 was $1.6 million. Applicable income tax benefits were $2.7 million in the first quarter of 2002.

     Cumulative Effect of Accounting Change

     Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to results of operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated statements of earnings.

     2002 compared to 2001

     Consolidated

     Our consolidated operating revenue in 2002 was $801.4 million, a decrease of $7.4 million, or 0.9%, compared to $808.8 million in 2001. Our consolidated operating costs and expenses in 2002 were $447.6 million, a decrease of $16.1 million, or 3.5%, compared to $463.7 million in 2001. Our consolidated selling and administrative expenses in 2002 were $239.7 million, a decrease of $21.3 million, or 8.2%, compared to $261.0 million in 2001.

     The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2001 and 2002:

                                                                       Percent of                        Percent of
                                                                          Total                             Total
                                                                        Operating                         Operating
                                                          2001           Revenue           2002            Revenue
                                                       -----------     -------------    -----------     --------------
                                                                           (dollars in millions)
Operating revenue:
Publishing.........................................    $    320.6            39.6%      $    311.1            38.8%
Broadcasting.......................................         134.8            16.7            152.8            19.1
Telecommunications.................................         152.0            18.8            148.7            18.6
Printing services..................................         114.6            14.2             97.8            12.2
Other..............................................          86.8            10.7             91.0            11.3
                                                       -----------     -------------    -----------     --------------
         Total operating revenue...................         808.8           100.0            801.4           100.0

Total operating costs and expenses.................         463.7            57.3            447.6            55.9
Selling and administrative expenses................         261.0            32.3            239.7            29.9
                                                       -----------     -------------    -----------     --------------
Total operating costs and expenses and selling and
    administrative expenses........................         724.7            89.6            687.9            85.8
                                                       -----------     -------------    -----------     --------------
         Total operating earnings..................    $     84.1            10.4%      $    114.1            14.2%
                                                       ===========     =============    ===========     ==============

     The decrease in total operating revenue was primarily due to the decrease in classified advertising in our publishing businesses, service disconnections and price reductions in our telecommunications business and the consolidation of our U. S. printing services operations and the continued slowdown in our publication printing services business. These decreases were partially offset by increases in Olympic, political and issue advertising in our television broadcasting business. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

     The decrease in total operating costs and expenses and selling and administrative expenses was primarily due to the decrease in the total cost of newsprint, the discontinuation of goodwill, broadcast license and network affiliation agreement amortization expense and the decrease in operating costs and expenses resulting from our cost control initiatives.

     Our consolidated operating earnings in 2002 were $114.1 million, an increase of $30.0 million, or 35.6%, compared to $84.1 million in 2001. The following table presents our operating earnings by segment for 2001 and 2002:

                                                                       Percent of                       Percent of
                                                                          Total                             Total
                                                                        Operating                         Operating
                                                          2001           Revenue           2002            Revenue
                                                       -----------     -------------    -----------     --------------
                                                                           (dollars in millions)
Publishing.........................................    $     24.9            29.6%      $     30.3            26.6%
Broadcasting.......................................          15.5            18.4             33.4            29.3
Telecommunications.................................          48.0            57.1             41.0            35.9
Printing services..................................          (0.8)           (0.9)             2.1             1.8
Other..............................................          (3.5)           (4.2)             7.3             6.4
                                                       -----------     -------------    -----------     --------------
         Total operating earnings..................    $     84.1           100.0%      $    114.1           100.0%
                                                       ===========     =============    ===========     ==============

     The increase in total operating earnings was primarily due to the decrease in the total cost of newsprint, the increase in Olympic, political and issue advertising, the decrease in operating costs and expenses resulting from cost control initiatives, workforce reductions and the closure or transition of certain business units, the discontinuation of goodwill, broadcast license and network affiliation agreement amortization expense and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks offset by the decrease in the profit margin on telecommunication services. Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets," and, accordingly, we ceased amortizing goodwill, broadcast licenses and network affiliation agreements. If Statement No. 142 had been adopted effective January 1, 2001, our total operating earnings would have been $92.1 million.

     Our consolidated EBITDA in 2002 was $160.7 million, an increase of $24.9 million, or 18.3%, compared to $135.8 million in 2001. EBITDA is defined as operating earnings plus depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

     The following table presents a reconciliation of our operating earnings to EBITDA by segment for 2001 and 2002:

                                                   2001                                                      2002
                         ----------------------------------------------------------    ------------------------------------------
                                       Depreciation                      Percent                     Depreciation
                         Operating         and                          of Total       Operating         and
                         Earnings      Amortization        EBITDA         EBITDA       Earnings      Amortization        EBITDA
                         ----------    -------------    ------------    -----------    ----------    --------------    ----------
                                                                     (dollars in millions)
Publishing..........     $    24.9     $       13.9     $    38.8           28.6%      $    30.3     $       14.2      $    44.5
Broadcasting........          15.5             13.3          28.8           21.2            33.4              7.3           40.7
Telecommunications..          48.0             14.7          62.7           46.2            41.0             17.1           58.1
Printing services...          (0.8)             6.2           5.4            4.0             2.1              5.2            7.3
Other...............          (3.5)             3.6           0.1            --              7.3              2.8           10.1
                         ----------    -------------    ------------    -----------    ----------    --------------    ----------
Total...............     $    84.1     $       51.7     $   135.8          100.0%      $   114.1     $       46.6      $   160.7
                         ==========    =============    ============    ===========    ==========    ==============    ==========


     The increase in total EBITDA was primarily due to increases in operating earnings in our publishing, broadcasting, printing services and other reportable segments offset by a decrease in our telecommunications segment.

     Publishing

     Operating revenue from publishing in 2002 was $311.1 million, a decrease of $9.5 million, or 3.0%, compared to $320.6 million in 2001. Operating earnings from publishing were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001. EBITDA from publishing in 2002 was $44.5 million, an increase of $5.7 million, or 14.6%, compared to $38.8 million in 2001 (see table above for a reconciliation of publishing operating earnings to publishing EBITDA).

     The following table presents our publishing operating revenue, operating earnings and EBITDA by daily newspaper and community newspapers and shoppers for 2001 and 2002:

                                               2001                                            2002
                           ---------------------------------------------    --------------------------------------------
                                             Community                                          Community
                              Daily          Newspapers                        Daily            Newspapers
                            Newspaper        & Shoppers         Total         Newspaper         & Shoppers      Total
                           -------------    -------------     ----------    -------------      ------------    ---------
                                                                  (in millions)

Operating revenue.....     $       218.8    $       101.8     $  320.6      $       212.9     $        98.2    $  311.1
                           =============    =============     ==========    =============     =============    =========
Operating earnings....     $        23.3    $         1.6     $   24.9      $        28.7     $         1.6    $   30.3
                           =============    =============     ==========    =============     =============    =========
EBITDA................     $        31.7    $         7.1     $   38.8      $        38.5     $         6.0    $   44.5
                           =============    =============     ==========    =============     =============    =========

     The following table presents our publishing operating revenue by category for 2001 and 2002:

                                                  2001                                         2002
                                -----------------------------------------    ------------------------------------------
                                                Community                                      Community
                                  Daily         Newspapers                      Daily          Newspapers
                                 Newspaper      & Shoppers        Total        Newspaper       & Shoppers       Total
                                -----------    -------------    ---------    ------------     -------------   ---------
                                                                    (in millions)
Advertising revenue:
    Retail.................     $      74.6    $       55.7     $  130.3     $      75.5      $       56.9    $  132.4
    Classified.............            67.9            10.9         78.8            62.4               9.8        72.2
    General................             9.7              --          9.7            10.1                --        10.1
    Other..................            14.1             1.4         15.5            15.9               1.5        17.4
                                -----------    -------------    ---------    ------------     -------------   ---------
Total advertising revenue..           166.3            68.0        243.3           163.9              68.2       232.1
Circulation revenue........            48.1             3.3         51.4            45.3               3.2        48.5
Other revenue..............             4.4            30.5         34.9             3.7              26.8        30.5
                                -----------    -------------    ---------    ------------     -------------   ---------
Total operating revenue....     $     218.8    $      101.8     $  320.6     $     212.9      $       98.2    $  311.1
                                ===========    =============    =========    ============     =============   =========

     Advertising revenue in 2002 accounted for 74.6% of total publishing revenue compared to 73.1% in 2001. Retail advertising revenue in 2002 was $132.4 million, an increase of $2.1 million, or 1.6%, compared to $130.3 million in 2001. The increase is comprised of a $3.0 million increase in daily newspaper retail preprints and a $1.2 million increase in community newspaper retail advertising and inserts, in part due to rate increases, offset by a $2.1 million decrease in daily newspaper retail ROP (run-of-press) advertisements. We believe the shift toward retail preprints in 2002 was due in part to changes in marketing strategies of certain major national retail advertisers. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

     Classified advertising revenue in 2002 was $72.2 million, a decrease of $6.6 million, or 8.4%, compared to $78.8 million in 2001. At the daily newspaper, decreases in employment advertising of $8.6 million and real estate advertising of $0.1 million were partially offset by increases in automotive advertising of $2.8 million and general advertising of $0.4 million. The decrease in employment advertising, which accounted for almost 37.5% of total classified advertising in 2002, represented a 27.0% decrease from 2001. We believe the decrease in employment advertising resulted primarily from continuing economic uncertainty; however, with each quarter in 2002 compared to 2001, the decrease in total classified advertising has reduced. The increase in automotive advertising is primarily attributed to auto manufacturers promoting 0% financing programs.

     General advertising revenue in 2002 was $10.1 million, an increase of $0.4 million, or 4.1%, compared to $9.7 million in 2001. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

     The following table presents the advertising linage of our daily newspaper by category for 2001 and 2002:

                                                                      2001                 2002             Change
                                                                ------------------    ----------------    ------------
                                                                                (inches in thousands)
Advertising linage (in inches):
    Retail..................................................            812.0                 773.6           -4.7%
    Classified..............................................            970.6                 922.4           -5.0%
    General.................................................             51.1                  52.7           +3.1%
                                                                ------------------    ----------------
Total advertising linage (in inches)........................          1,833.7               1,748.7           -4.7%
                                                                ==================    ================

Preprint pieces (in millions)...............................            719.5                 773.5           +7.5%
                                                                ==================    ================

     Total advertising linage in 2002 decreased 4.7% compared to 2001. The decrease was largely due to a 5.0% decrease in classified advertising and a 4.7% decrease in retail advertising partially offset by a 3.1% increase in general advertising. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue. Retail advertising linage decreased while preprint advertising pieces rose 7.5% primarily as a result of the shift to preprint advertising from a major national retail customer.

     The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2001 and 2002:

                                                                      2001                 2002             Change
                                                                ------------------    ----------------    ------------
                                                                                (inches in thousands)
Full pages of advertising:
    Community newspapers....................................               94,898              93,888         -1.1%
    Shoppers................................................              113,846             105,545         -7.3%
                                                                ------------------    ----------------
Total full pages of advertising.............................              208,744             199,433         -4.5%
                                                                ==================    ================

Revenue per page............................................    $          288.61     $        305.86         +6.0%
                                                                ==================    ================

     Total pages of full page advertising in 2002 decreased 4.5% compared to 2001. The decrease was largely due to a 7.3% decrease in advertising in the shoppers and a 1.1% decrease in advertising in the community newspapers. Revenue per page increased 6.0% due to rate increases.

     Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline and event marketing, in 2002 was $17.4 million, an increase of $1.9 million, or 12.3%, compared to $15.5 million in 2001. The increase was largely due to increased direct mail advertising and online classified advertising.

     Circulation revenue in 2002 accounted for 15.6% of total publishing revenue compared to 16.0% in 2001. Circulation revenue in 2002 was $48.5 million, a decrease of $2.9 million, or 5.6%, compared to $51.4 million in 2001. The decrease was mainly attributed to the 4.1% decrease in average net paid circulation for Milwaukee Journal Sentinel's weekday edition and 3.1% decrease in average net paid circulation for Milwaukee Journal Sentinel's Sunday edition, a 3.5% decrease in paid circulation for our community newspapers and greater discounts given to new subscribers. In January 2002, we eliminated home delivery of the Milwaukee Journal Sentinel in all but 12 counties in southeastern Wisconsin. As of the end of 2002, this decision contributed to a decrease in net paid circulation for the daily and Sunday edition of 3.6% and 4.9%, respectively. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts.

     Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in 2002 accounted for 9.8% of total publishing revenue compared to 10.9% in 2001. Other revenue in 2002 was $30.5 million, a decrease of $4.4 million, or 12.6%, compared to $34.9 million in 2001. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers and the loss of three commercial printing customers.

     Publishing operating earnings in 2002 were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001. Contributing to the increase was a $12.3 million reduction in the cost of newsprint and ink compared to 2001 and a $6.8 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper. These cost reductions were partially offset by $4.6 million in start up costs in 2002 related to the new production facility.

     We anticipate that our new production facility will be fully operational in early 2003. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties.

     The threatened outbreak of hostilities in Iraq in March 2003 and the war itself has resulted in certain daily newspaper advertising customers reducing their advertising spending in our daily newspaper. We have also incurred additional news gathering costs.

     Broadcasting

     Operating revenue from broadcasting in 2002 was $152.7 million, an increase of $17.9 million, or 13.3%, compared to $134.8 million in 2001. Operating earnings from broadcasting in 2002 were $33.4 million, an increase of $17.9 million, or 116.0%, compared to $15.5 million in 2001. EBITDA from broadcasting in 2002 was $40.7 million, an increase of $12.0 million, or 41.8%, compared to $28.7 million in 2001 (see page 48 for a reconciliation of broadcasting operating earnings to broadcasting EBITDA).

     On December 31, 2001, we acquired the business and certain of the assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho, for approximately $22.1 million in cash. We began operating the stations on January 1, 2002.

     The following table presents our broadcasting operating revenue, operating earnings and EBITDA by radio stations and television stations for 2001 and 2002:

                                           2001                                              2002
                      -----------------------------------------------    ---------------------------------------------
                          Radio           Television         Total          Radio            Television        Total
                      --------------    ---------------     ---------    -------------     ---------------    --------
                                                               (in millions)
Operating revenue.    $       73.9      $        60.9       $  134.8     $       78.2      $        74.5      $  152.7
                      ==============    ===============     =========    =============     ===============    ========
Operating earnings    $        5.9      $         9.6       $   15.5     $       15.2      $        18.2      $   33.4
                      ==============    ===============     =========    =============     ===============    ========
EBITDA............    $       14.8      $        13.9       $   28.7     $       18.2      $        22.5      $   40.7
                      ==============    ===============     =========    =============     ===============    ========

     Operating revenue from our radio stations in 2002 was $78.2 million, an increase of $4.3 million, or 5.8%, compared to $73.9 million in 2001. The increase was primarily attributed to a $2.9 million increase in local advertising revenue and a $0.7 million increase from national advertising revenue across most markets, and a $0.7 million increase in political and issue advertising revenue. These increases in advertising revenue from the radio stations reflect a $0.5 million adverse impact in 2001 from advertising cancellations and the loss of advertising spots following the September 11 terrorist attacks.

     Operating earnings from our radio stations in 2002 were $15.2 million, an increase of $9.3 million, or 157.6%, compared to $5.9 million in 2001. The increase was primarily attributed to the discontinuation of $5.7 million of goodwill and broadcast license amortization expense, the $4.3 million increase in revenue and the decrease in operating costs and expenses resulting from cost control initiatives at all of our radio stations.

     Operating revenue from our television stations in 2002 was $74.5 million, an increase of $13.6 million, or 22.3%, compared to $60.9 million in 2001. The increase was primarily attributed to a $7.8 million increase in Olympic, political and issue advertising revenue, a $4.6 million increase in local advertising revenue and a $1.5 million increase in national advertising revenue. Included in the revenue increase is $5.3 million from the two stations in Idaho that were acquired on December 31,

2001. These increases in advertising revenue from the television stations reflect in part the $1.3 million adverse impact in 2001 of the loss of advertising spots during the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

     Operating earnings from our television stations in 2002 were $18.2 million, an increase of $8.6 million, or 89.6%, compared to $9.6 million in 2001. The increase was primarily attributed to the $13.6 million increase in revenue, the discontinuation of $1.0 million of goodwill, broadcast license and network affiliation agreement amortization expense and the effects of cost control initiatives at all of our television stations.

     The threatened outbreak of hostilities in Iraq in March 2003 and the war itself has had a negative impact on our broadcast results due to reduced spending levels by some advertisers. There was a hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war.

     Telecommunications

     Operating revenue from telecommunications in 2002 was $148.7 million, a decrease of $3.3 million, or 2.2%, compared to $152.0 million in 2001. Operating earnings from telecommunications in 2002 were $41.0 million, a decrease of $7.0 million, or 14.7%, compared to $48.0 million in 2001. EBITDA from telecommunications in 2002 was $58.1 million, a decrease of $4.6 million, or 7.3%, compared to $62.7 million in 2001 (see page 48 for a reconciliation of telecommunications operating earnings to telecommunications EBITDA).

     Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in 2002 was $97.3 million, a decrease of $5.3 million, or 5.2%, compared to $102.6 million in 2001. The decrease was primarily attributed to service disconnections and price reductions. Monthly recurring revenue from wholesale services at the end of 2002 was $7.5 million compared to $8.1 million at the beginning of 2002 and $7.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $1.3 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.

     Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in 2002 was $51.4 million, an increase of $2.0 million, or 4.0%, compared to $49.4 million in 2001. The increase was primarily attributed to an increase in long distance services. Monthly recurring revenue from commercial advanced data services at the end of 2002 of $3.0 million was virtually equal to the amount at the beginning of 2002 and $0.2 million higher than the $2.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $0.7 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

     The decrease in operating earnings from telecommunications was primarily attributed to service disconnections, the decrease in profit margins on services provided due to price reductions and the increase in depreciation expense of $2.5 million resulting from the completion of several capital investment initiatives during 2001. We expect continued service disconnections and price reductions in our wholesale telecommunications business will cause an increasing downward trend that could result in a significant decrease in our telecommunications operating earnings into 2003.

     WorldCom and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. We had a pre-petition receivable, net of applicable "set-off" accounts payable, from WorldCom, which was sold to a third party in April 2003. We recorded a reserve in the amount of the net receivable in the third quarter of 2002. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract with them under federal bankruptcy law. If either contract is rejected, we would have an unsecured claim for the balance due on the contracts in the bankruptcy proceeding.

     We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided. We continue to provide services to WorldCom and Global Crossing and receive timely payment for those services.

     Printing Services

     Operating revenue from printing services in 2002 was $97.8 million, a decrease of $16.8 million, or 14.6%, compared to $114.6 million in 2001. Operating earnings from printing services in 2002 were $2.1 million, an increase of $2.9 million, compared to losses of $0.8 million in 2001. EBITDA from printing services in 2002 was $7.3 million, an increase of $1.9 million, or 35.2%, compared to $5.4 million in 2001 (see page 48 for a reconciliation of printing services operating earnings to printing services EBITDA).

     The decrease in printing services operating revenue was primarily attributed to the consolidation of our U.S. operations to eliminate customers that did not fit our long-term strategic business plans and continued slowdown in the publication printing services business. CD-ROM replication continued at essentially the same level as in the prior year; however, we continue to experience intense price competition for this product in all markets.

     The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These were partially offset by the decrease in revenue and a $2.5 million loss on impairment of CD-ROM related equipment.

     A large computer hardware OEM (original equipment manufacturer) accounted for 37.6% and 29.8% of our printing services revenue in 2002 and 2001, respectively. The loss of this customer could have a material adverse effect on our results of operations.

     On February 4, 2003, we announced the closure of our CD-ROM mastering and replications operations. We do not expect the costs to close these operations to have a material adverse effect on our results of operations.

     Other

     Other operating revenue in 2002 was $91.0 million, an increase of $4.2 million, or 4.8%, compared to $86.8 million in 2001. Other operating earnings in 2002 were $7.3 million, an increase of $10.8 million compared to losses of $3.5 million in 2001. Other EBITDA in 2002 was $10.1 million, an increase of $10.0 million, compared to $0.1 million in 2001 (see page 48 for a reconciliation of other operating earnings to other EBITDA).

     The following table presents our other operating revenue, operating earnings and EBITDA by business for 2001 and 2002:

                                                  2001                                                         2002
                          ----------------------------------------------------  ---------------------------------------------------
                                         Direct       Corporate                                 Direct       Corporate
                           Label       Marketing         and                      Label        Marketing        and
                          Printing      Services     Eliminations     Total      Printing      Services     Eliminations     Total
                          ----------  -------------  ------------- -----------  ----------  --------------  -------------- --------
                                                                        (in millions)
Operating revenues..      $    55.7   $       35.9   $    (4.8)    $   86.8     $    56.5   $       38.3    $    (3.8)     $   91.0
                          ==========  =============  ===========   ===========  ==========  ==============  ===========    ========
Operating earnings..      $    (0.6)  $       (1.2)  $    (1.7)    $   (3.5)    $     2.4   $       (0.1)   $     5.0      $    7.3
                          ==========  =============  ===========   ===========  ==========  ==============  ===========    ========
EBITDA..............      $     1.4   $        0.0   $    (1.3)    $    0.1     $     4.2   $        0.5    $     5.4      $   10.1
                          ==========  =============  ===========   ===========  ==========  ==============  ===========    ========

     The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation of new label products for our largest label printing customer, SAB/Miller Brewing Company, and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $21.6 million and $21.3 million of postage amounts billed to customers in 2002 and 2001, respectively. Other operating revenue in 2001 was adversely impacted by the September 11 terrorist attacks and the anthrax scare, which resulted in advertisers reducing the amount of direct mail.

     The increase in other operating earnings was primarily attributed to the decrease in the litigation reserve by $4.1 million to reflect the settlement of the Newspaper Merger Class Action Suit (discussed in note 8 in our notes to consolidated financial statements), the $3.2 million increase in operating revenue from our label printing and direct marketing services businesses, the decrease in operating costs and expenses resulting from our cost control initiatives and the discontinuation of $0.4 million of goodwill amortization expense partially offset by the $1.3 million loss on impairment of a customer list at our direct marketing services business.

     SAB/Miller Brewing Company accounted for 50.7% and 47.4% of our label printing business' revenue in 2002 and 2001, respectively. In 2002, our label printing business was in the second year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

     Non Operating Income and Taxes from Continuing Operations

     Interest income and dividends in 2002 were $1.0 million, a decrease of $0.6 million, or 37.5%, compared to $1.6 million in 2001. The decrease was primarily attributed to the decrease in cash and cash equivalents offset by interest income received from refunds of state income taxes. Interest expense in 2002 was $0.6 million compared to $0.4 million in 2001. Gross interest expense from borrowings under our credit agreement in 2002 was $1.8 million compared to $0.5 million in 2001. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in 2002 was $1.2 million compared to $0.1 million in 2001.

     The effective tax rate on continuing operations was 43.2% in 2002 compared to 42.0% in 2001. The difference between the statutory federal tax rate and the effective tax rate was primarily the result of the litigation that was settled during 2002.

     Discontinued Operations

     In January 2002, we announced the closure of Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

     On April 29, 2002, the board of directors of our French printing services subsidiary, IPC Communication Services, S.A., a business in our printing services segment, approved a resolution to proceed to close IPC Communication Services, S.A. through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

     The operations of Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, prior periods have been restated to reflect this treatment.

     Net revenue from discontinued operations in 2002 was $3.3 million, a decrease of $11.9 million, or 78.3%, compared to $15.2 million in 2001. Net assets of discontinued operations at December 31, 2002 were zero and $3.3 million at December 31, 2001. Loss from discontinued operations in 2002 was $7.2 million compared to $2.2 million in 2001. Applicable income tax benefits were $6.6 million and $0.5 million in 2002 and 2001, respectively.

     Cumulative Effect of Accounting Change

     Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to results of operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated statements of earnings.

     2001 compared to 2000

     Consolidated

     Our consolidated operating revenue in 2001 was $808.8 million, a decrease of $10.4 million, or 1.3%, compared to $819.2 million in 2000. Our consolidated operating costs and expenses in 2001 were $463.7 million, an increase of $16.4 million, or 3.7%, compared to $447.3 million in 2000. Our consolidated selling and administrative expenses in 2001 were $261.0 million, a decrease of $1.7 million, or 0.1%, compared to $262.7 million in 2000.

     The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2000 and 2001:

                                                                                                        Percent of
                                                                  Percent of                               Total
                                                                Total Operating                          Operating
                                                  2000              Revenue              2001             Revenue
                                              --------------    -----------------    -------------     ---------------
                                                                       (dollars in millions)
Operating revenue:
Publishing..............................      $       345.3            42.1%         $       320.6            39.6%
Broadcasting............................              149.9            18.3                  134.8            16.7
Telecommunications......................              126.6            15.5                  152.0            18.8
Printing services.......................              107.3            13.1                  114.6            14.2
Other...................................               90.1            11.0                   86.8            10.7
                                              --------------    -----------------    -------------     ---------------
      Total operating revenue...........              819.2           100.0                  808.8           100.0

Total operating costs and expenses......              447.3            54.6                  463.7            57.3
Selling and administrative expenses.....              262.7            32.1                  261.0            32.3
                                              --------------    -----------------    -------------     ---------------
Total operating costs and expenses and
    selling and administrative expenses               710.0            86.7                  724.7            89.6
                                              --------------    -----------------    -------------     ---------------
      Total operating earnings..........      $       109.2            13.3%         $        84.1            10.4%
                                              ==============    =================    =============     ===============


     The decrease in operating revenue was primarily attributed to the decrease in advertising revenue in our publishing business and the decrease in television operating revenue due to the decline in political and issue advertising and the economic downturn offset by the increase in telecommunications operating revenue attributed to new sales opportunities and network expansion. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted television news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

     The increase in total operating costs and expenses and selling and administrative expenses was primarily due to the cost of workforce reduction and business transition charges, the increase in the cost of raw materials other than newsprint and the increase in the cost of payroll and benefits.

     Our operating earnings in 2001 were $84.1 million, a decrease of $25.1 million, or 23.0%, compared to $109.2 million in 2000. The following table presents our operating earnings by segment for 2000 and 2001:

                                                                                                        Percent of
                                                                  Percent of                               Total
                                                                Total Operating                          Operating
                                                  2000              Revenue              2001             Revenue
                                              --------------    -----------------    -------------     ---------------
                                                                       (dollars in millions)
Publishing..............................      $       39.3             36.0%         $       24.9             29.6%
Broadcasting............................              30.4             27.9                  15.5             18.4
Telecommunications......................              40.1             36.7                  48.0             57.1
Printing services.......................               3.3              3.0                  (0.8)            (0.9)
Other...................................              (3.9)            (3.6)                 (3.5)            (4.2)
                                              --------------    -----------------    -------------     ---------------
         Total operating earnings.......      $      109.2            100.0%         $       84.1            100.0%
                                              ==============    =================    =============     ===============

     The decrease in operating earnings was primarily due to the decrease in operating revenue, the cost of workforce reduction and business transition charges, the cost of accrued litigation and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks.

     Our consolidated EBITDA in 2001 was $135.8 million, a decrease of $23.5 million, or 14.8%, compared to $159.3 million in 2000. The following table presents a reconciliation of our operating earnings to EBITDA by segment for 2000 and 2001:

                                           2000                                                   2001
                       -------------------------------------------------     --------------------------------------------------
                                   Depreciation                Percent                    Depreciation                Percent
                       Operating       and                     of Total        Operating       and                    of Total
                       Earnings    Amortization     EBITDA      EBITDA         Earnings    Amortization    EBITDA      EBITDA
                       ----------  -------------  ----------  ----------     -----------  -------------  ----------  ----------
                                                                (dollars in millions)
Publishing..........   $    39.3   $       14.2   $    53.5        33.6%     $    24.9    $       13.9   $    38.8        28.6%
Broadcasting........        30.4           13.6        44.0        27.6           15.5            13.3        28.8        21.2
Telecommunications..        40.1           11.4        51.5        32.3           48.0            14.7        62.7        46.2
Printing services...         3.3            6.7        10.0         6.3           (0.8)            6.2         5.4         4.0
Other...............        (3.9)           4.2         0.3         0.2           (3.5)            3.6         0.1         --
                       ----------  -------------  ----------  ----------     -----------  -------------  ----------  ----------
Total...............   $   109.2   $       50.1   $   159.3       100.0%     $    84.1    $       51.7   $   135.8       100.0%
                       ==========  =============  ==========  ==========     ===========  =============  ==========  ==========

     The decrease in total EBITDA was primarily due to decreases in operating earnings in our publishing, broadcasting, printing services and other reportable segments partially offset by an increase in our telecommunications segment.

     Publishing

     Operating revenue from publishing in 2001 was $320.6 million, a decrease of $24.7 million, or 7.2%, compared to $345.3 million in 2000. Operating earnings from publishing were $24.9 million, a decrease of $14.4 million, or 36.6%, compared to $39.3 million in 2000. EBITDA from publishing in 2001 was $38.8 million, a decrease of $14.7 million, or 27.5%, compared to $53.5 million in 2000 (see table above for a reconciliation of publishing operating earnings to publishing EBITDA).

     The following table presents our publishing operating revenue, operating earnings and EBITDA by daily newspaper and community newspapers and shoppers for 2000 and 2001:

                                              2000                                            2001
                           --------------------------------------------    --------------------------------------------
                                             Community                                        Community
                              Daily         Newspapers &                       Daily          Newspapers
                            Newspaper         Shoppers          Total        Newspaper        & Shoppers        Total
                           -------------    --------------    ---------    -------------     -------------    ---------
                                                                  (in millions)
Operating revenue.....     $       237.0    $       108.3     $  345.3     $       218.8     $       101.8    $  320.6
                           =============    ==============    =========    =============     =============    =========
Operating earnings....     $        38.4    $         0.9     $   39.3     $        23.3     $         1.6    $   24.9
                           =============    ==============    =========    =============     =============    =========
EBITDA................     $        46.5    $         7.0     $   53.5     $        31.7     $         7.1    $   38.8
                           =============    ==============    =========    =============     =============    =========

     The following table presents our publishing operating revenue by category for 2000 and 2001:

                                                  2000                                           2001
                               -------------------------------------------    -------------------------------------------
                                                Community                                        Community
                                  Daily        Newspapers &                      Daily           Newspapers
                                Newspaper        Shoppers          Total       Newspaper        & Shoppers        Total
                               ------------    --------------    ---------    ------------     -------------    ---------
                                                                     (in millions)
Advertising revenue:
    Retail................     $       74.2    $        56.8     $  131.0     $       74.6     $        55.7    $  130.3
    Classified............             85.4             12.1         97.5             67.9              10.9        78.8
    General...............             10.9               --         10.9              9.7                --         9.7
    Other.................             13.3              1.4         14.7             14.1               1.4        15.5
                               ------------    --------------    ---------    ------------     -------------    ---------
Total advertising revenue.            183.8             70.3        254.1            166.3              68.0       234.3
Circulation revenue.......             48.3              3.5         51.8             48.1               3.3        51.4
Other revenue.............              4.9             34.5         39.4              4.4              30.5        34.9
                               ------------    --------------    ---------    ------------     -------------    ---------
Total operating revenue...     $      237.0    $       108.3     $  345.3     $      218.8     $       101.8    $  320.6
                               ============    ==============    =========    ============     =============    =========

     Advertising revenue in 2001 accounted for 73.1% of total publishing revenue compared to 73.6% in 2000. Retail advertising revenue in 2001 was $130.3 million, a decrease of $0.7 million, or 0.5%, compared to $131.0 million in 2000. The decrease is comprised of a $1.1 million decrease in community newspapers retail advertising and a $0.4 million decrease in daily newspaper retail ROP advertisements offset by a $0.8 million increase in daily newspaper retail preprints. We believe certain major national retail advertisers have changed their marketing strategies and have shifted toward retail preprints. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

     Classified advertising revenue in 2001 was $78.8 million, a decrease of $18.7 million, or 19.2%, compared to $97.5 million in 2000. At the daily newspaper, the decrease in employment advertising of $19.4 million was partially offset by increases in real estate advertising, automotive advertising and general advertising. The decrease in employment advertising, which accounted for almost 47.7% of total classified advertising in 2001, represented a 37.5% decrease from 2000. We believe the decrease in employment advertising resulted primarily from continuing economic weakness.

     General advertising revenue in 2001 was $9.7 million, a decrease of $1.2 million, or 11.0%, compared to $10.9 million in 2000. The decrease was primarily attributable to a decrease in general ROP and preprint advertising mainly from our airline customers.

     The following table presents the advertising linage of our daily newspaper by category for 2000 and 2001:

                                                                      2000                 2001             Change
                                                                ------------------    ----------------    ------------
                                                                                (inches in thousands)
Advertising linage (in inches):
    Retail..................................................                811.5               812.0         -0.1%
    Classified..............................................              1,164.3               970.6        -16.6%
    General.................................................                 63.6                51.1        -19.7%
                                                                ------------------    ----------------
Total advertising linage (in inches)........................              2,039.4             1,833.7        -10.0%
                                                                ==================    ================

Preprint pieces (in millions)...............................                665.7               719.5         +8.1%
                                                                ==================    ================

     Total advertising linage in 2001 decreased 10.0% compared to 2000. The decrease was largely due to a 16.6% decrease in classified advertising, an 0.1% decrease in retail advertising and a 19.7% decrease in general advertising. Retail advertising linage decreased primarily as a result of the shift in major retail advertising to more preprint advertising. Preprint advertising pieces rose 8.1% in 2001 primarily due to an increase in preprint advertising from major national retail customers.

         The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2000 and 2001:

                                                                      2000                 2001             Change
                                                                ------------------    ----------------    ------------
                                                                                (inches in thousands)
Full pages of advertising:
    Community newspapers....................................              111,440              94,898        -14.8%
    Shoppers................................................              134,057             113,846        -15.1%
                                                                ------------------    ----------------
Total full pages of advertising.............................              245,497             208,744        -15.0%
                                                                ==================    ================

Revenue per page............................................              $258.94             $288.61        +11.5%
                                                                ==================    ================

     Total pages of full page advertising in 2001 decreased 15.0% compared to 2000. The decrease was largely due to a 15.1% decrease in advertising in the shoppers and a 14.8% decrease in advertising in the community newspapers. Revenue per page increased 11.5% due to rate increases.

     Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline, event marketing, legal notices and Internet products in 2001 was $15.5 million, an increase of $0.8 million, or 5.4%, compared to $14.7 million in 2000. The increase was largely due to increased direct mail advertising and online classified advertising.

     Circulation revenue in 2001 accounted for 16.0% of total publishing revenue compared to 15.0% in 2000. Circulation revenue in 2001 was $51.4 million, a decrease of $0.4 million, or 0.8%, compared to $51.8 million in 2000. The decrease was mainly attributed to a 7.4% decrease in average net paid circulation for Journal Sentinel's weekday edition, a 1.6% decrease in average net paid circulation for Journal Sentinel's Sunday edition and a 4.7% decrease in paid circulation for our community newspapers.

     Other revenue, which consists primarily of revenue from commercial printing at the print plants for our community newspapers and shoppers, in 2001 accounted for 10.9% of total publishing revenue compared to 11.4% in 2000. Other revenue in 2001 was $34.9 million, a decrease of $4.5 million, or 11.4%, compared to $39.4 million in 2000. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers.

     Publishing operating earnings in 2001 were $24.9 million, a decrease of $14.3 million, or 36.5%, compared to $39.2 million in 2000. Contributing to the decrease was a $24.7 million decrease in the total publishing operating revenue and $3.3 million in workforce reductions partially offset by a decrease of $3.4 million in the cost of newsprint and ink and a $8.4 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper.

     Broadcasting

     Operating revenue from broadcasting in 2001 was $134.8 million, a decrease of $15.1 million, or 10.1%, compared to $149.9 million in 2000. Operating earnings in 2001 were $15.5 million, a decrease of $14.9 million, or 49.0%, compared to $30.4 million in 2000. EBITDA in 2001 was $28.7 million, a decrease of $15.3 million, or 34.8%, compared to $44.0 million in 2000 (see page 56 for a reconciliation of broadcasting operating earnings to broadcasting EBITDA).

     The following table presents our broadcasting operating revenue, operating earnings and EBITDA by radio stations and television stations for 2000 and 2001:

                                                  2000                                         2001
                                 ----------------------------------------    -----------------------------------------
                                   Radio        Television       Total          Radio         Television       Total
                                 ----------     -----------    ----------    -------------    ------------    --------
                                                                    (in millions)
Operating revenue...........     $     73.5     $      76.4    $  149.9      $     73.9       $      60.9     $  134.8
                                 ==========     ===========    ==========    =============    ============    ========
Operating earnings..........     $      5.0     $      25.4    $   30.4      $      5.9       $       9.6     $   15.5
                                 ==========     ===========    ==========    =============    ============    ========
EBITDA......................     $     14.4     $      29.6    $   44.0      $     14.8       $      13.9     $   28.7
                                 ==========     ===========    ==========    =============    ============    ========

     Operating revenue from our radio stations in 2001 was $73.9 million, an increase of $0.4 million, or 0.5%, compared to $73.5 million in 2000. The increase was primarily attributed to a $0.7 million increase in local advertising revenue and a $0.6 million increase in network and other revenue offset by a $0.6 million decrease in political and issue advertising revenue and a $0.4 million decrease in national advertising revenue. These changes in advertising revenue from the radio stations in 2001 reflect the $0.5 million adverse impact from cancellations and the loss of advertising spots following the September 11 terrorist attacks.

     Operating earnings from our radio stations in 2001 were $5.9 million, an increase of $0.9 million, or 18.0%, compared to $5.0 million in 2000. The increase was primarily attributed to the $0.4 million increase in revenue and the $1.0 million decrease in payroll costs and other selling expenses.

     Operating revenue from our television stations in 2001 was $60.9 million, a decrease of $15.5 million, or 20.3%, compared to $76.4 million in 2000. The decrease was primarily attributed to a $9.1 million decrease in Olympic, political and issue advertising revenue, a $3.6 million decrease in local advertising revenue and a $2.5 million decrease from national advertising revenue across all markets. Of these decreases in advertising revenue from the television stations in 2001, $1.3 million was due to the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

     Operating earnings from our television stations in 2001 were $9.6 million, a decrease of $15.8 million, or 62.2%, compared to $25.4 million in 2000. The decrease was primarily attributed to the $15.5 million decrease in revenue.

     Telecommunications

     Operating revenue from telecommunications in 2001 was $152.0 million, an increase of $25.4 million, or 20.1%, compared to $126.6 million in 2000. Operating earnings from telecommunications in 2001 were $48.0 million, an increase of $7.9 million, or 19.7%, compared to $40.1 million in 2000. EBITDA from telecommunications in 2001 was $62.7 million, an increase of $11.2 million, or 21.7%, compared to $51.5 million in 2000 (see page 56 for a reconciliation of telecommunications operating earnings to telecommunications EBITDA).

     Operating revenue from wholesale services in 2001 was $102.6 million, an increase of $18.4 million, or 21.9%, compared to $84.2 million in 2000. The increase was primarily attributed to strong demand for our services and the network expansion into Michigan and Indiana. Monthly recurring revenue from wholesale services at the end of 2001 was $8.1 million compared to $7.8 million at the beginning of 2001 and $5.5 million at the beginning of 2000. During 2001, new customers and new circuit connections of $2.9 million in monthly recurring revenue were partially offset by service disconnections, price reductions and lost customers.

     Operating revenue from commercial services in 2001 was $49.4 million, an increase of $7.0 million, or 16.5%, compared to $42.4 million in 2000. The increase was primarily attributed to an increase in data services. Monthly recurring revenue from commercial data services at the end of 2001 was $3.0 million compared to $2.8 million at the beginning of 2001 and $2.4 million at the beginning of 2000. During 2001, new customers and new circuit connections of $0.8 million in monthly recurring revenue were partially offset by service disconnections, price reductions and lost customers.

     The increase in operating earnings from telecommunications was primarily attributed to the $25.4 million increase in revenue offset by a decrease in profit margins due to price reductions. We expect continued price reductions and service disconnections will cause a downward trend in earnings in 2002.

     WorldCom and Global Crossing together accounted for 22.5% and 23.7% of our telecommunications operating revenue in 2001 and 2000, respectively. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations.

     We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided.

     Printing Services

     Operating revenue from printing services in 2001 was $114.6 million, an increase of $7.3 million, or 6.8%, compared to $107.3 million in 2000. The operating loss from printing services in 2001 was $0.8 million, a decrease of $4.1 million, compared to earnings of $3.3 million in 2000. EBITDA from printing services was $5.4 million in 2001, a decrease of $4.6 million, or 46.0%, compared to $10.0 million in 2000 (see page 56 for a reconciliation of printing services operating earnings to printing services EBITDA).

     The increase in printing services operating revenue was primarily attributed to an increase in assembly services. The decrease in operating earnings was primarily attributed to $2.3 million in expense related to the transition of the Eastern and Western Regions into one operational unit called IPC U.S. Operations and $0.7 million in costs related to the shutdown of operations in Ireland.

     A large computer hardware OEM (original equipment manufacturer) accounted for 29.8% and 24.4% of our printing services revenue in 2001 and 2000, respectively. The loss of this customer could have a material adverse effect on our results of operations.

     Other

     Other operating revenue in 2001 was $86.8 million, a decrease of $3.3 million, or 3.7%, compared to $90.1 million in 2000. Other operating losses in 2001 were $3.5 million, a decrease of $0.5 million, or 11.6%, compared to losses of $4.0 million in 2000. Other EBITDA in 2001 was $0.1 million, a decrease of $0.2 million, compared to $0.3 million in 2000 (see page 56 for a reconciliation of other operating earnings to other EBITDA).

     The following table presents our other operating revenue, operating earnings and EBITDA by business for 2000 and 2001:

                                               2000                                                2001
                       ---------------------------------------------------    ---------------------------------------------------
                                      Direct       Corporate                                Direct        Corporate
                          Label     Marketing         and                       Label      Marketing         and
                        Printing     Services     Eliminations     Total       Printing     Services     Eliminations     Total
                       -----------  -----------  --------------  ---------    ----------  -----------   -------------  ----------
                                                                   (in millions)
Operating revenues     $    59.6    $     34.3   $       (3.8)   $    90.1    $    55.7   $     35.9    $       (4.8)  $    86.8
                       ===========  ===========  ==============  =========    ==========  ===========   =============  ==========
Operating earnings     $    (0.9)   $      0.1   $       (3.2)   $    (4.0)   $    (0.6)  $     (1.2)   $       (1.7)  $    (3.5)
                       ===========  ===========  ==============  =========    ==========  ===========   =============  ==========
EBITDA............     $     1.6    $      1.3   $       (2.6)   $     0.3    $     1.4   $      0.0    $       (1.3)  $     0.1
                       ===========  ===========  ==============  =========    ==========  ===========   =============  ==========

     The decrease in operating revenue was primarily attributed to the March 2001 sale of the Milwaukee label printing business offset by the increase in print and mail services in our direct marketing services business. Operating revenue in 2001 was adversely impacted by the terrorist attacks and the anthrax scare, which resulted in advertisers reducing their use of direct mail. Included in operating revenue from our direct marketing services was $21.3 million and $19.7 million of postage amounts billed to customers in 2001 and 2000, respectively.

     In 2000 and 2001, the operating losses were primarily attributed to an increase in the litigation reserve.

     SAB/Miller Brewing Company accounted for approximately 47.4% and 27.5% of our label printing operating revenue in 2001 and 2000, respectively. In 2001, our label printing business was in the first year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

     Non Operating Income and Taxes from Continuing Operations

     Interest income and dividends in 2001 were $1.6 million, an increase of $0.3 million, or 23.1%, compared to $1.3 million in 2000. The increase was primarily attributed to the increase in cash available for commercial paper and money market investments throughout 2001. Interest expense was $0.4 million in 2001 and 2000. Gross interest expense from borrowings under our credit agreement in 2001 was $0.5 million compared to $1.3 million in 2000. Interest expense capitalized as part of our construction of the Journal Sentinel production facility in 2001 was $0.1 million compared to $0.9 million in 2000.

     The effective tax rate on continuing operations was 42.0% in 2001 compared to 40.1% in 2000. The difference between the statutory federal tax rate and the effective tax rate was primarily due to the reduction of deferred tax assets for state net operating losses.

     Discontinued Operations

     Net revenue from discontinued operations in 2001 was $15.2 million, a decrease of $4.1 million, or 21.2%, compared to $19.3 million in 2000. Net assets of discontinued operations at December 31, 2001 were $3.3 million. The loss from discontinued operations in 2001 was $2.2 million compared to $0.1 million in 2000. Applicable income tax benefits in 2001 was $0.5 million and $0.6 million in 2000.

Liquidity and Capital Resources

     Our principal liquidity and capital requirements have historically been to pay dividends that have supported employee ownership and to meet our working capital and capital expenditure needs. Since 2000, we have also required liquidity to purchase units in JESTA from employees and former employees to ensure liquidity for them. Historically, we have relied on cash flow from operations and, in 2002, supplemented these cash flows with borrowings under our revolving credit facility, to satisfy our liquidity and capital requirements. We intend to replace our current revolving credit facility prior to the public offering and put in place a debt structure with more appropriate terms for our new capital structure. Recently we extended our revolving credit agreement, which now expires in April 2004. After giving effect to the recapitalization, including the application of the net proceeds of the public offering, as well as new debt facility to be entered into prior to the closing of the public offering and the tender offer, we expect that the aggregate dividend amount paid on our common stock will initially be reduced, and our debt service obligation will be increased, from levels that existed before the public offering. We believe that current cash balances, which were $6.6 million at March 23, 2003, expected cash flows from operations and borrowings under our extended revolving credit facility or a new debt facility will be adequate for the foreseeable future to provide for our capital expenditures, cash dividends, working capital and debt service.

     In certain states, we may have inadvertently failed to file required state securities forms in connection with our sale of JESTA units to our employees. Consequently, we currently intend to offer to rescind purchases of JESTA units made by employees in those states during certain time periods. If all employees to whom the rescission offer is made accept the offer, then we could incur costs of up to approximately $15 million in connection with the purchase of units in the rescission offer. We do not expect the rescission offer will have a material adverse effect on our results of operations or financial condition.

     Cash Flow For First Quarter Ended March 23, 2003

     Cash provided by operating activities was $37.6 million in the first quarter of 2003 compared to $24.6 million in the first quarter of 2002. The increase is primarily attributed to recording a $8.2 million liability for equipment for the daily newspapers' new production facility.

     Cash used for investing activities was $16.8 million in the first quarter of 2003 compared to $16.3 million in the first quarter of 2002. Capital expenditures for property and equipment were $16.8 million in the first quarter of 2003 and $16.3 million in the first quarter of 2002. We continued to invest in the equipment and the building for our daily newspaper production facility and upgrades to our telecommunications fiber optic network.

     Cash used for financing activities was $22.7 million in the first quarter of 2003 compared to $9.0 million in the first quarter of 2002. We decreased our borrowing under our credit agreement by $14.9 million in the first quarter of 2003 compared to the increase in borrowing of $65.0 million in the first quarter of 2002. The increased borrowing in 2002 was primarily used to purchase units of beneficial interest from employees and former employees. In the first quarter of 2003, there were no sales or purchases of units compared to purchases of units of $79.9 million and sales of units of $14.0 million in the first quarter of 2002. We paid cash dividends of $7.8 million and $7.9 million in the first quarter of 2003 and 2002, respectively.

     Cash used for discontinued operations was $0.4 million in the first quarter of 2002.

     We have a $120.0 million bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. As of March 23, 2003, we had borrowings of $75.9 million under this credit agreement, including $4.9 million bearing interest at the base rate of 4.25% and $71.0 million bearing interest at the LIBOR based rate of 2.21%, and immediately available credit of $44.1 million.

     Cash Flow for Year Ended December 31, 2002

     Cash provided by operating activities was $86.1 million in 2002 compared to $118.4 million in 2001 and $133.1 million in 2000. The decrease was mainly due to funding of the pension plan obligations of $44.5 million in 2002.

     Cash used for investing activities was $51.4 million in 2002 compared to $108.1 million in 2001 and $94.0 million in 2000. Capital expenditures for property and equipment were $53.2 million in 2002, $90.2 million in 2001 and $96.8 million in 2000. We continued to invest in the building of our daily newspaper production facility, digital television equipment and upgrades to the telecommunications fiber optic network. Cash used for acquisitions was zero in 2002, $22.1 million in 2001 and $8.0 million in 2000. Cash received from sales of assets was $1.5 million in 2002, $5.2 million in 2001, including $4.4 million from the sale of certain of the assets of the Milwaukee label printing operation, and $3.2 million in 2000. In 2000, we received $7.1 million from the redemption of the preferred stock received from the 1995 sale of Perry Printing, a former subsidiary.

     Cash used for financing activities was $31.7 million in 2002 compared to $11.9 million in 2001 and $33.0 million in 2000. We increased our borrowing under our credit agreement by $86.4 million in 2002. The increased borrowing was primarily used to purchase units of beneficial interest from employees and former employees and for funding of pension plan obligations. In 2002, purchases of units were $125.3 million compared with $84.4 million in 2001 and $77.1 million in 2000. Sales of units were $38.9 million, $101.8 million and $90.6 million in 2002, 2001 and 2000, respectively. We paid cash dividends of $31.6 million, $37.9 million and $36.8 million in 2002, 2001 and 2000 respectively.

     Cash used for discontinued operations was $3.4 million in 2002 and $3.7 million in 2000. Cash provided by discontinued operations was $0.5 million in 2001.

     We have a $120.0 million bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. As of December 31, 2002, we had borrowings of $90.8 million under this credit agreement, including $2.8 million bearing interest at the base rate of 4.25% and $88.0 million bearing interest at the LIBOR based rate of 2.40%, and immediately available credit of $29.2 million.

     Stock Trust

     As of March 23, 2003, our treasury, our employees, and former employees owned units representing beneficial ownership of 90% of our stock. As of March 23, 2003, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units from various financial institutions totaling approximately $432.4 million.

     Eligible optionees under the Stock Trust, including certain categories of designated employees, the Grant family shareholders and us, have the right to purchase units offered for sale. We are not obligated to purchase units, though in recent years prior to the suspension of trading on October 25, 2002, we have elected to do so for the convenience of Stock Trust unitholders.

     Contractual Obligations and Commitments

     As of December 31, 2002, our contractual obligations are summarized below.

                                                                        Payments Due by Period
                                                 ---------------------------------------------------------------------
            Contractual Obligations                                  Less than 1
                                                     Total              year            1-4 years        After 4 years
                                                 --------------    ---------------    -------------     --------------
                                                                            (in millions)
Other long-term liabilities.................     $         3.7     $         1.6      $         1.1     $         1.0
Operating leases............................              69.1              15.7               33.3              20.1
                                                 --------------    ---------------    -------------     --------------
Total contractual obligations...............     $        72.8     $        17.3      $        34.4     $        21.1
                                                 ==============    ===============    =============     ==============

     Other long-term liabilities consist primarily of obligations for non-compete agreements resulting from acquisitions and deposits received from subleases of building operating leases. We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes by us.

                                                              Amount of Commitment Expiration per Period
                                                 ---------------------------------------------------------------------
                                                                     Less than 1
               Other Commitments                     Total              year            1-4 years        After 4 years
                                                 --------------    ---------------    --------------    --------------
                                                                            (in millions)
Other long-term liabilities.................     $       122.4     $        39.4      $        82.9     $         0.1
Operating leases............................               1.2               1.2                --                --
                                                 --------------    ---------------    --------------    --------------
Total contractual obligations...............     $       123.6     $        40.6      $        82.9     $         0.1
                                                 ==============    ===============    ==============    ==============

     A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2002, was $104.7 million. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper's new production facility were approximately $8.1 million as of March 23, 2003. As March 23, 2003, we had spent an aggregate of $104.5 million on this project, which was nearly completed as of the date of this prospectus. In addition, we have the right to broadcast certain television programs during the years 2003-2008 under contracts aggregating $8.3 million. We have $1.2 million of standby letters of credit for business insurance purposes.

Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to interest rate risk on our short-term notes payable to banks and foreign currency exchange rates in the normal course of business. However, a 10% change in the interest rate is not expected to have a material impact on our earnings before income taxes. In addition, we have shut down our operations outside the United States and have not entered into any foreign currency derivative instruments.

     Many of our unitholders have borrowed funds to pay for their purchase of units. Dividends on our common stock passed through to our unitholders have in the past helped our unitholders make required periodic interest payments on those loans. Increases in the interest rates on unitholder loans could result in our unitholders seeking increased dividends from us. Dividends are established by our board of directors in their sole discretion, and we are under no obligation to pay dividends on our common stock. A 10% increase in the interest rate on unitholder loans is not expected to have a material impact on dividends declared by our board of directors.

Critical Accounting Policies

     Our management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, property and equipment, intangible assets, income taxes, litigation, pension and other postretirement benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

     Allowance for doubtful accounts

     We evaluate the collectibility of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (such as bankruptcy filings, credit history, etc.), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past loss history, the length of time the receivables are past due and the current business environment. If our evaluations of the collectibility of our accounts receivable differ from actual results, increases or decreases in bad debt expense and allowances may be required.

     Property and equipment

     We assign useful lives for our property and equipment based on our estimate of the amount of time that we will use those assets and we have selected the straight-line method to depreciate the majority of the property and equipment. A change in the estimated useful lives or the depreciation method used could have a material impact upon our results of operations.

     We evaluate our property and equipment for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a company's assets, undiscounted and without interest charges, is less than the carrying amount of the asset, an asset impairment must be recognized in the financial statements. The estimated future cash flows related to an asset or group of assets is highly susceptible to change because we must make assumptions about future revenue and the related cost of sales. Changes in our assumptions could require us to recognize a loss for asset impairment.

     Impairment of goodwill and indefinite-lived intangibles

     Goodwill, broadcast licenses and other indefinite-lived intangible assets account for 32.9% and 34.6% of total assets in 2002 and 2001, respectively. The annual impairment tests for goodwill and indefinite-lived intangibles under Statement No. 142 require us to make certain assumptions in determining fair value, including assumptions about cash flow growth rates of our businesses. Additionally, the fair values are significantly impacted by factors including competitive industry valuations and long-term interest rates that exist at the time the annual impairment tests are performed. Accordingly, we may incur additional impairment charges in future periods under Statement No. 142 to the extent we do not achieve our expected cash flow growth rates, and to the extent that market values and long-term interest rates in general decrease and increase, respectively.

     Accrued Income Taxes

     The Internal Revenue Service and various state Departments of Revenue routinely examine our federal and state tax returns. From time to time, the IRS and the state Departments of Revenue may challenge certain of our tax positions. We believe our tax positions comply with applicable tax law and we would vigorously defend these positions if challenged. The final disposition of any positions challenged by the IRS or state Departments of Revenue could require us to make additional tax payments. Nonetheless, we believe that we have adequately reserved for any foreseeable payments related to such matters and consequently do not anticipate any material earnings impact from the ultimate resolution of such matters.

     Accrued Litigation

     We are subject to various legal actions, administrative proceedings and claims. When necessary, we may need to record a liability for an estimate of the probable costs for the resolution of such claims. The estimate would be developed in consultation with counsel and would be based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We believe that such unresolved legal actions and claims would not materially affect our results of operations, financial position or cash flows.

     Employee Benefits

     We are self-insured for a majority of our employee related health and disability benefits and workers compensation claims. A third party administrator is used to process all claims. Liabilities for unpaid claims are based on our historical claims experience. Liabilities for workers compensation claims are developed from actuarial valuations. Actual amounts could vary significantly from such estimates which would require us to record additional expense in the future.

     We rely upon actuarial valuations to determine pension costs and funding. We provide the actuarial firms with certain assumptions that have a significant effect on our obligations such as:

     o the discount rate - used to arrive at the net present value of the obligations;

     o the return on assets - used to estimate the growth in invested asset value available to satisfy certain obligations;

     o the salary increases - used to calculate the impact future pay increases will have on postretirement obligations; and

     o the employee turnover statistics - used to estimate the number of employees to be paid postretirement benefits.

     Moody's Aa Corporate bonds, as of the measurement date, is the benchmark we use to determine the assumed discount rate, which was reduced from 7.25% in 2001 to 6.75% for 2002. We make other assumptions that affect the accounting for pension benefits, such as the expected rate of return on plan assets (decreased from 9.5% in 2001 to 8.5% in 2002) and the rate of compensation increase (4.5% in 2002 and 2001). Changes in these assumptions affect the benefit obligations and the service and interest cost components of the pension plan and the other postretirement plan and the required funding of the pension plan. We review these assumptions on an annual basis.

     We also rely upon actuarial valuations to determine post retirement benefit costs other than pension. We provide the actuarial firms with the assumption of the discount rate and medical cost inflation. These assumptions could have a significant effect on our obligation. The discount rate is used to arrive at the net present value of the obligation. The medical cost of inflation is used to calculate the impact future medical costs would have on postretirement obligations.

New Accounting Standards

     Effective January 1, 2002, we adopted Statement No. 141, "Business Combinations," and Statement No. 142. Statement No. 141 addresses financial accounting and reporting for business combinations completed after June 30, 2001. As required by Statement No. 142, we performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in the consolidated statements of earnings.

     Effective January 1, 2002, we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, as well as broadening the accounting and reporting of discontinued operations. Accordingly, the closures of Fox Cities Newspapers and IPC Communication Services, S.A., as discussed in note 10 to our consolidated financial statements, have been treated as discontinued operations.

     In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

Effect of Inflation

     Our results of operations and financial condition have not been significantly affected by general inflation. We have reduced the effects of rising costs through improvements in productivity, cost containment programs and, where the competitive environment exists, increased selling prices. However, changes in newsprint prices could have an impact on costs, which we may not be able to offset fully in our pricing or cost containment programs.

                      BRIEF DESCRIPTION OF RECAPITALIZATION

     New Journal has filed with the SEC a Registration Statement on Form S-4, File No. 333-105209, relating to the share exchange. You should be aware that the Journal Employees' Stock Trust will terminate in the event the share exchange discussed below takes place.

     You should read about and understand the effects of the recapitalization because, if you do not accept this rescission offer, then you will retain your units and they will become shares of class B common stock of New Journal in the recapitalization, assuming the recapitalization takes place. However, if you accept this rescission offer and we rescind the sale of the subject units, then those units will not be exchanged for shares of class B common stock of New Journal, discussed below, and you will not become a shareholder of New Journal in the recapitalization with respect to those units. This means that, since the rescinded units will not become shares of class B common stock of New Journal, you will not have the opportunity to sell class B shares in the tender offer or receive the special dividend with respect to those units, assuming the tender offer takes place. The price to be paid for class B shares in the tender offer has not been determined, but we anticipate it will be above the rescission offer price. However, the actual tender offer price may be at, above or below the price to be paid for units in this rescission offer.

Overview

     There are four basic steps in the recapitalization:

     o    The share exchange;

     o    The amendment and termination of JESTA;

     o    The initial public offering; and

     o The tender offer, which enables unitholders to significantly reduce their personal JESTA loans.

The Share Exchange

     Immediately prior to the initial public offering, we will effect a share exchange with New Journal, pursuant to which we will become a wholly owned subsidiary of New Journal and upon completion of which New Journal will change its name to Journal Communications, Inc. In connection with the share exchange:

o Each outstanding share of common stock of Journal Communications will automatically be exchanged for either (a) shares of class B common stock of New Journal (at a share exchange ratio to be determined) or (b) such amount of cash as may be due upon the perfection of dissenters' rights under the Wisconsin Business Corporation Law. Of each Journal Communications share for which dissenters' rights are not perfected, as equally as possible:

     >> one-half will be exchanged for shares of class B-1 common stock, which will consist of your most recently purchased one-half shares or units, and

     >> one-half will be exchanged for shares of class B-2 common stock, which will consist of your earliest purchased one-half shares or units; and

o JESTA will terminate and every JESTA unit you own with respect to a share of Journal Communications stock for which dissenters' rights are not perfected and which you do not tender to Journal Communications in this rescission offer will automatically represent shares of class B common stock of New Journal (at a share exchange ratio to be determined).

     Each share of class B-1 and B-2 common stock will be identical except for restrictions on when you can convert them into class A common stock and sell them to the public. Under these public sale restriction periods of New Journal's articles of incorporation, class B-l and class B-2 shares may not be sold or transferred until 360 days or 540 days after the pricing of the initial public offering, as the case may be, except for:

     o    sales in the tender offer,

     o permitted transfers to trusts for estate planning or charitable purposes, and

     o offers to sell and sales of class B shares under the offer procedures set forth in New Journal's articles of incorporation.

     Pursuant to New Journal's articles of incorporation, you also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of your restricted class B shares during the applicable public sale restriction periods.

     Following the expiration of the applicable public sale restriction period, Class B shares must first be offered for sale to active employees and other eligible purchasers under New Journal's articles of incorporation and if the sale does not occur within three business days, such class B shares will, at your option, either remain class B shares held by you or be converted into class A shares, which are freely tradeable in the public market subject to applicable laws.

     New Journal's Articles of Incorporation

     New Journal's articles of incorporation will be different from our current articles of incorporation in the following principal ways:

     o They will authorize a class of common stock, called class A common stock, that will be entitled to one vote per share and will be issued to the public in the initial public offering.

     o They will authorize a class of common stock, called class B common stock, that will be entitled to ten votes per share and will be issued to you in exchange for your current shares of Journal Communications common stock and JESTA units.

     o They will authorize a class of common stock, called class C common stock, that will be entitled to two votes per share on any matter that comes before the shareholders, will receive cumulative dividends equal to the dividend on the class A and class B shares, provided that the dividend on the class C shares will not be less than a certain dollar amount to be determined, divided by the share exchange ratio, and will be issued to the Grant family shareholders in exchange for a portion of their class B common stock, their rights under JESTA and their covenants under the agreement entered into with Journal Communications and New Journal (see "Agreement with the Grant Family Shareholders" below).

     o They will have provisions restricting the transferability of the shares of class B-1 and class B-2 common stock for a period of time to allow us to establish an orderly trading market for our publicly traded class A shares.

     o They will have provisions requiring the class B shares to first be offered for sale to active employees and other eligible purchasers before they can be converted into the publicly traded class A shares after the expiration of the applicable public sale restriction periods.

     o They will authorize a class of preferred stock that the board of directors will have the authority to issue without shareholder approval and upon such terms as the board of directors may determine, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the holders of New Journal's common stock.

     o In addition to the preferred stock provisions, they will have provisions that help protect New Journal from the risk of unsolicited takeovers by third parties that are not approved by the board of directors, including by providing for a classified board of directors and providing that a vote of two-thirds (2/3rds) of all of the outstanding shares of New Journal's stock entitled to vote will be required to approve (a) a sale or other business combination of New Journal, (b) a sale of the Milwaukee Journal Sentinel or (c) a relocation of the corporate headquarters outside of the Milwaukee area or to amend certain anti-takeover provisions of the articles of incorporation or bylaws.

     There are additional differences between New Journal's articles of incorporation and our current articles. In addition, New Journal's bylaws will provide for advance notice requirements for shareholder proposals and director nominations, as our current bylaws do.

     Voting Rights

     Holders of class A common stock will be entitled to one vote per share on all matters voted upon by our shareholders. Holders of class B common stock will be entitled to ten votes per share on all matters voted upon by our shareholders. Holders of class C common stock will be entitled to two votes per share on any matter voted upon by our shareholders.

     Dividend Rights

     Pursuant to New Journal's articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not be less than a certain dollar amount to be determined, divided by the share exchange ratio.

     What Will be Received in the Recapitalization

     When we consummate the share exchange, each share of Journal Communications outstanding common stock will automatically be exchanged for either (a) shares of New Journal's class B common stock, divided as equally as possible among class B-1 and class B-2 shares (at a share exchange rate to be determined), or
(b) such amount of cash as may be due upon the perfection of dissenters' rights under the Wisconsin Business Corporation Law, and each JESTA unit you own with respect to a share of Journal Communications stock for which dissenters' rights are not perfected and which you do not tender to us in this rescission offer will automatically represent shares of class B common stock of New Journal (at a share exchange rate to be determined). Each class B share will be identical except for the applicable public sale restriction periods.

     Shareholders and unitholders who do not perfect dissenters' rights in the share exchange will also receive a special dividend, in an amount to be determined, upon consummation of the transaction. This special dividend will not be paid on rescinded units.

     Transfer Restrictions on Class B Shares

     You will not be able to convert class B shares into New Journal's publicly traded and unrestricted class A shares until the applicable public sale restriction periods expire. In addition, you will not be able to sell or transfer class B shares until the applicable public sale restriction period expires, except for:

     o    sales in the tender offer,

     o permitted transfers to trusts for estate planning or charitable purposes, and

     o offers to sell class B shares under the offer procedures set forth in New Journal's articles of incorporation.

     Except as noted above, class B-1 shares may not be sold or transferred until 360 days after the pricing of the initial public offering and class B-2 shares may not be sold or transferred until 540 days after the pricing of the initial public offering.

     In a permitted transfer to trusts for estate planning or charitable purposes, such trusts will continue to be subject to the applicable public sale restriction periods for the shares they receive. Such permitted transfers are limited to transfers, in trust, for the benefit of individual beneficiaries or corporations, associations or foundations organized for charitable, educational or religious purposes.

     Pursuant to New Journal's articles of incorporation, you also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of your restricted class B shares during the applicable public sale restriction periods.

     The public sale restriction periods permit trading of the publicly traded class A common stock to take place in the public market without the introduction of a significant number of additional shares, which could negatively impact the price. Our financial advisers tell us that sales of class B shares into the public market should be introduced over time in order to establish an orderly trading market for our publicly traded class A shares.

     Offer Procedures--Voluntary Transfers

     After the public sale restriction periods expire, if you want to sell any shares of class B common stock or convert any class B shares into class A shares in order to sell them to the public, you must first offer to sell your shares of class B common stock to active employees and other eligible purchasers under New Journal's articles of incorporation. The purpose of this is to keep the high vote class B shares in the hands of employees and the Grant family shareholders. This is an important part of how we intend to remain a family and employee-controlled company in the future.

     If you so choose to offer your class B shares for sale and no eligible purchaser under New Journal's articles of incorporation buys your class B shares within three business days, class B shares will, at your option, either remain class B shares held by you or be converted into class A shares, which are freely tradeable in the public market subject to applicable laws.

     Listing

     The class B common stock and the class C common stock will not be listed on a national securities exchange or traded in an organized over-the-counter market. We intend to apply to list the class A common stock on the New York Stock Exchange under the symbol "JRN."

The Initial Public Offering

     If unitholder, Grant family shareholder and trustee approvals of the share exchange and the amendment and termination of JESTA are obtained (the Grant family shareholder approval was previously obtained), we will proceed with the initial public offering of shares of class A common stock as soon as our board of directors deems advisable. The board will proceed with the initial public offering at a time when it believes the offering is likely to be well received in the marketplace.

     The initial public offering price of the class A shares will be determined by negotiations between us and the managing underwriters, who will underwrite the proposed initial public offering. When making their recommendation regarding the price for the initial public offering, the underwriters will take into account many factors including the trading value of other comparable companies in the market, and overall market conditions.

     The underwriters may also recommend a share exchange ratio, or "stock split," which will not change the aggregate value of your holdings, but may affect both the number of and the price of your holdings.

The Tender Offer

     We intend to use the net proceeds of the initial public offering, as well as borrowings from our new debt facility, to purchase class B shares issued in the transaction (in an amount to be determined). We will purchase these shares by launching a cash tender offer to all holders of class B common stock, excluding the Grant family shareholders who have agreed not to participate. We intend for the tender offer to comprise the second step of a "synthetic secondary offering," a primary offering followed by stock purchases using the proceeds of the initial public offering, as well as other funds, to accomplish substantially the same goal as allowing existing shareholders and unitholders to participate in the initial public offering.

     We are conducting the tender offer in order to enable our employee and former employee unitholders to reduce their significant personal JESTA loans. We currently intend to launch the tender offer as soon as practicable after the initial public offering. We will determine the tender offer price, which will be at or above the initial public offering price of the class A shares. The tender offer price may also be at, above or below the market price of the class A shares at the time of the tender offer. In the tender offer, it is expected that each class B shareholder will be permitted to tender only a percentage of his or her class B shares. In setting the final percentages which shareholders will be permitted to tender, our board of directors will take into consideration the availability of funds under our new debt facility, the amount of net proceeds we receive in the initial public offering and the market price per share of the class A common stock.

     The amount tendered by a class B shareholder in the tender offer must consist solely of class B-1 shares. Neither the class B-2 shares, the class A common stock sold in the initial public offering nor the class C common stock to be received by the Grant family shareholders in exchange for a portion of their class B common stock, their rights under JESTA and their covenants under the agreement entered into with Journal Communications and New Journal (see "Agreement with the Grant Family Shareholders" below) can be tendered in the tender offer.

     We will purchase class B shares in the tender offer pursuant to an offer to purchase and related materials, which we will distribute when we commence the tender offer. We will also file a tender offer statement on Schedule TO with the SEC in connection with the tender offer. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this prospectus.

Agreement with the Grant Family Shareholders

     The following is a summary of the material terms of the shareholders agreement recently entered into by Journal Communications, New Journal, Matex Inc. and the Abert Family Journal Stock Trust. In this summary, we refer to Matex Inc. and the Abert Family Journal Stock Trust as the family shareholders. This summary is not a complete description of the shareholders agreement and is qualified in its entirety by reference to the full text of the shareholders agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference herein.

     Pursuant to the terms and conditions of the shareholders agreement, the family shareholders agreed to vote all of their shares of Journal Communications common stock in favor of all components of the recapitalization, including the share exchange and the amendment and termination of JESTA; in favor of New Journal's 2003 Equity Incentive Plan and New Journal's 2003 Employee Stock Purchase Plan; and against any non-approved transaction or any action or agreement that would delay, prevent or nullify the transaction or the shareholders agreement. The family shareholders also granted Journal Communications an irrevocable proxy to vote the family shareholders' shares with respect to the foregoing matters.

     In addition to approving the share exchange, the family shareholders agreed that, following the share exchange but before the termination of JESTA and the initial public offering, they will engage in a voluntary share exchange with New Journal, pursuant to which approximately 41.5% of the class B shares they receive in the share exchange, together with their rights under JESTA and their covenants under the shareholders agreement, will be exchanged for a number of shares of class C common stock equivalent to 1,088,000 multiplied by the share exchange ratio.

     Alternatively, if the family shareholders have not obtained a favorable private letter ruling with respect to the tax treatment of the transaction as it pertains to their unique situation by the second business day following receipt of the first comment letter from the SEC relating to the Registration Statement on Form S-4, File No. 333-105209, in connection with the recapitalization, then the family shareholders can elect to either (a) eliminate either or both of the redemption provisions of the class C shares or (b) to receive 2,880,000 class B shares multiplied by the share exchange ratio, 288,000 class A shares multiplied by the share exchange ratio and $2,600,000, in either case in exchange for all of their Journal Communications common stock, their rights under JESTA and their covenants under the shareholders agreement. If they so elect, the family shareholders will receive these shares and cash instead of the class B and class C shares they would have received in connection with the share exchange and second, voluntary share exchange described above.

     Pursuant to the shareholders agreement, the family shareholders may elect to sell a portion of their New Journal shares in the initial public offering, subject to certain limitations, but they agreed not to tender any of their New Journal shares in the tender offer. The family shareholders also agreed to not transfer their New Journal shares during the three years following the initial public offering, except as otherwise provided for in the agreement or pursuant to a board-approved business combination transaction or under Rule 144 of the Securities Act of 1933. In addition, the family shareholders agreed that they will not exercise their rights under New Journal's articles of incorporation to purchase any available shares of class B common stock if, after the proposed purchase, the family shareholders would own more than 17% of the class B common stock then outstanding.

     The shareholders agreement gives New Journal the right to redeem approximately 17% of the family shareholders' class B shares, at 105% of the average closing price of the class A shares, during the period beginning 540 days after and ending 720 days after the pricing of the initial public offering. In addition, each year after consummation of the transaction New Journal may redeem, at 105% of the average closing price of the class A shares, class B shares then owned by the family shareholders if the family shareholders own more than 17% of the class B shares then outstanding. In either case, the family shareholders may, before the redemption occurs, convert their class B shares subject to the redemption into class A shares without complying with the class B offer procedures set forth in New Journal's articles of incorporation.

     The shareholders agreement provides the family shareholders with certain rights to register with the SEC some or all of their New Journal shares for resale to the public. Beginning 720 days after the pricing of the initial public offering, the family shareholders have the right to "demand" the registration of their shares, for resale, subject to the limitations described below. The family shareholders also have the right to participate in certain of New Journal's proposed stock offerings to the public, subject to certain conditions. Notwithstanding these rights, New Journal will not be obligated to effect any family shareholder "demand" to register shares within 180 days after (1) the effective date of a registration in which the family shareholders were notified of their rights to participate in a New Journal offering or (2) any other registration of theirs. In addition, New Journal may postpone for up to 180 days the filing or the effectiveness of any such family shareholders' "demand" registration statement if the board of directors determines that effecting such registration would have certain negative consequences.

     The shareholders agreement also provides that, beginning with the first annual meeting of the shareholders of New Journal following the initial public offering, the family shareholders will have the right to nominate one director to the board of directors of New Journal (or, if the board of directors is comprised of more than eleven directors, the family shareholders will have the right to nominate two directors). This right terminates when the family shareholders hold less than 5% of the outstanding shares of New Journal's common stock. The family shareholders' nominee will be subject to applicable professional and governance standards. In connection therewith, the family shareholders agreed, as shareholders of New Journal, to take all actions necessary to elect all of New Journal's recommended nominees for director.

     The shareholders agreement terminates if the transaction is not consummated by December 31, 2005 or if the aggregate number of common shares held by the family shareholders is less than 300,000 multiplied by the share exchange ratio.

     In consideration of the agreements and covenants of the family shareholders under the shareholders agreement, Journal Communications agreed to reimburse the family shareholders up to $50,000 for their legal and financial fees incurred on or after April 1, 2003 in connection with the transaction.

                   DESCRIPTION OF UNITS OF BENEFICIAL INTEREST

     Our employee-owners do not own shares of Journal Communications' stock directly. Instead, they own units of beneficial interest representing beneficial interests in the Journal Employees' Stock Trust that the Journal Employees' Stock Trust Agreement established. The Stock Trust, in turn, owns shares of Journal Communications' common stock. Employees who participate in the employee-ownership program are called "unitholders." The terms of the Trust Agreement exclusively govern all aspects of employee-ownership. We urge you to read the Trust Agreement because it, rather than this prospectus, defines your rights. You may request a copy of the Trust Agreement from Paul E. Kritzer, Secretary, Journal Communications, Inc., P.O. Box 661, Milwaukee, Wisconsin 53201-0661, (414) 224-2374.

Purchases and Sales of Units

     All purchases and sales of units are transacted at the option price set forth by the Trust Agreement. The option price is based upon a formula prescribed within the Trust Agreement. The formula uses Journal Communications' book value and the past five year's net income as factors in calculating the option price. An option price is calculated approximately every four weeks.

     After a 90-day waiting period, full-time employees of Journal Communications and its subsidiaries are eligible to take part in the employee-ownership program. Part-time employees are eligible to buy units if they have 1,000 or more hours of service during each of the two then most recent calendar years. As we add new operations and companies, our employees become eligible for employee-ownership under these rules. Journal Communications and the Grant family shareholders are also eligible to purchase and hold units. In addition, employee benefit trusts established by us or our subsidiaries or established by employees to provide retirement benefits and certain other trusts for the benefit of individual beneficiaries or charities are eligible to own units.

     In recent years, we offered units to eligible employees on a rotation basis. A rotation schedule determined the time we would make the offering to the group to which each employee had been assigned for purposes of the employee-ownership rotation. Most often, we assigned all the employees of a given business unit to the same group, which only included employees from that business unit. However, we reserved the right to divide the employees of a business unit into two or more groups for rotation purposes. The frequency of the rotation and the number of units offered to employees depended on the number of units that we had, or anticipated having, available to sell and the number of units that we desired to sell.

     In addition to offering units to employees on a rotation basis, we from time to time allowed participants in some incentive plans to use all or a portion of a cash incentive award to purchase units. For this purpose, units were valued at the option price then in effect. Units that participants acquired in this manner are subject to all terms and conditions of the Trust Agreement.

     All units are subject to mandatory offers to sell upon termination of employment and to restrictions on their resale. In general, the Trust Agreement requires that an employee must offer to sell his or her units when he or she retires or otherwise terminates employment and that employees sell units only to certain eligible purchasers. For this purpose, termination occurs when one ceases to be an employee of Journal Communications or its subsidiaries. Employees that retire, as defined in the Trust Agreement, must offer to sell a pro rata share of their units over ten years after their retirement from Journal Communications. In such circumstances, the cumulative number of units that a retired employee must offer to sell increases in equal increments of ten percent each year for ten years beginning on the first anniversary of the employee's retirement. Employees that are terminated because of downsizing, restructuring, reorganization, job elimination, divestiture, outsourcing or similar event in each case that results in the termination of a sufficient number of employees (as determined by the trustees at their sole discretion) must offer to sell a pro rata portion of units over a period of up to five years after such termination, depending on the number of years the employee has owned units. Employees that terminate their employment for reasons other than retirement or for downsizing, restructuring, etc. are required to offer to sell all of their units immediately.

     The Trust Agreement provides that, when a unitholder offers to sell units, certain persons have the option to purchase the units at the option price in accordance with procedures and time periods that the Trust Agreement prescribes. Persons who have the option to purchase units include employees and employee benefit trusts designated by the President of Journal Communications or our board of directors, the Grant family shareholders and Journal Communications, in the order of priority and during periods set forth in the Trust Agreement. Where the Trust Agreement requires a unitholder to offer to sell units, our option to purchase the units extends for five years after the date the company's option to purchase begins. While we are not obligated to do so, we have elected in recent years to immediately purchase units offered for sale. However, we suspended the purchase and sale of units on October 25, 2002, while we explores potential sources of additional permanent capital. (See "Brief Description of Recapitalization.") There is no assurance we will elect to buy units offered for sale in the future.

     Under the terms of the Trust Agreement, if units become subject to an option event and are not purchased by employee-eligibles, employee benefit trusts or stockholder-eligibles within twelve months of the option event (the "Trust Expiration Date"), then the unitholder may freely transfer those units (subject to applicable law) to any person, even though not an "eligible" under the terms of the Trust Agreement. However, units that are transferred in this manner are subject to our continuing right to repurchase those units at the option price set forth in the Trust Agreement for a period of five years from the Trust Expiration Date.

Unitholders' Rights and Restrictions

     Each unit entitles its holder to the rights set forth in the Trust Agreement, which to some extent are similar to rights associated with one share of Journal Communications' common stock.

     Unitholders do not have preemptive rights or the right to maintain a proportionate interest in Journal Communications or the Stock Trust. Unitholders also do not have the right to force anyone to purchase units from them, and units are not convertible into cash or any other security. However, the Grant family shareholders may convert their shares into a proportionate number of units, and any units held by them into shares of common stock of Journal Communications, at any time.

     The Stock Trust, as holder of Journal Communications' common stock, is entitled to such dividends as our board of directors may declare in its discretion. The trustees in turn pass the dividends (other than stock dividends) through to the unitholders as soon as practicable after receipt (stock dividends are retained by the Stock Trust). If we deliver any shares of our common stock to the Stock Trust through a stock dividend or stock split, then the Stock Trust retains those shares. Upon the receipt of such shares, the trustees distribute additional units to the unitholders so as to retain the relationship of one unit for each share of Journal Communications' common stock. At the direction of the trustees, we generally have paid all dividends directly to the unitholders. The Stock Trust, as such, pays no dividends. Our board of directors determines payment of future dividends and may reduce the dividend payment rate or terminate the payment of dividends at any time.

     The Stock Trust, as holder of Journal Communications' common stock, is entitled to one vote per share in the election of directors and in all matters requiring a vote of the shareholders of Journal Communications. When the trustees receive notice of any meeting of Journal Communications' stockholders, the Trust Agreement requires them to issue to each active employee unitholder a proxy empowering him or her to vote the number of shares in which his or her units represents an interest. However, active employee unitholders do not have the power or authority to vote (i) to sell or lease all or substantially all of the assets of Journal Communications, or (ii) to dissolve Journal Communications, or (iii) to merge or consolidate Journal Communications with any other corporation or corporations in which Journal Communications and/or the stockholders of Journal Communications upon completion of such consolidation or merger do not control directly or indirectly a majority of the voting stock, unless the employee owners of at least two-thirds of the outstanding units owned by employee-eligibles have authorized the trustees to offer all shares held by the trustees for sale in accordance with the provisions of Section 24 of the Trust Agreement and the purchase options under Section 24 have expired within three months prior to such vote. The trustees have exclusive authority to vote all shares represented by units owned by ex-employee-eligibles, employee benefit trusts and employee-eligible-transferees, except that employee benefit trusts may vote on a proposal to amend or terminate the Trust Agreement.

     From time to time the Stock Trust holds meetings of its unitholders to vote with respect to proposed amendments to the Trust Agreement. In addition, prior to termination of the Trust Agreement by consent, there must be a meeting of unitholders. Each active employee unitholder and employee benefit trusts may vote the number of units the unitholder owns. Unitholders may vote by proxy at these meetings. The Trust Agreement may be amended or terminated by consent if all of the following vote to amend or terminate it: two-thirds of the outstanding units that active employees and employee benefit trusts hold; all of the trustees; and 80% of the shares of Journal Communications' common stock that the Grant family shareholders hold. Journal Communications does not vote at meetings of unitholders, and its approval is not required to amend or terminate the Trust Agreement. The trustees may sell or otherwise permanently dispose of any shares of Journal Communications' common stock that the Stock Trust holds, subject to certain procedures contained in the Trust Agreement. If active employee unitholders and employee benefit trust owners of at least two-thirds of the units then outstanding owned by such holders authorize a sale of Journal Communications stock, then the stock will be offered, successively, to any employee unitholder and employee benefit trust owner of units who did not consent to the proposed sale or other permanent disposition (nonconsenting eligibles) and then to the Grant family shareholders. If any such offered stock remains unsold, first the nonconsenting eligibles and then the Grant family shareholders have a second opportunity to purchase. Finally, if any such offered stock still remains, then we may purchase it.

     If we liquidate or dissolve, then the Stock Trust, as holder of Journal Communications' common stock, is entitled to a pro rata share of the assets available for distribution on Journal Communications' common stock. In addition, if we liquidate or dissolve or if the Stock Trust terminates as a result of a sale or other disposition of all or any part of Journal Communications' common stock that the Stock Trust holds, then the unitholders will receive a pro rata distribution of the assets of the Stock Trust (or of the proceeds of any partial disposition), less any amounts withheld for taxes, expenses and other charges.

                         MARKET AND DIVIDEND INFORMATION

     Neither Journal Communications' common stock nor units of beneficial interest in the Journal Employees' Stock Trust are listed on any national securities exchange or the Nasdaq Stock Market. As of April 30, 2003, there were 3,032 unitholders.

     The following table sets forth the per share cash dividends declared and paid on Journal Communications' common stock for the periods indicated:


            Year                Quarter                   Dividend
            ----                -------                   --------

            2003                  1st                       $0.30

            2002                  4th                       $0.30

                                  3rd                       $0.30

                                  2nd                       $0.30

                                  1st                       $0.30

            2001                  4th                       $0.30

                                  3rd                       $0.35

                                  2nd                       $0.35

                                  1st                       $0.35

     Our board of directors' policy has been to declare dividends each quarter. The declaration and payment of future dividends is subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions.

     The following table sets forth the option price per unit for the periods indicated, as determined by the JESTA formula:

Year           Quarter         Beginning Option Price     Ending Option Price
----           -------         ----------------------     -------------------

2003             1st                   $38.45                   $38.70

2002             4th                    37.81                    38.45

                 3rd                    37.47                    37.81

                 2nd                    36.75                    37.47

                 1st                    38.14                    36.75

2001             4th                    37.68                    38.14

                 3rd                    36.56                    37.68

                 2nd                    35.03                    36.56

                 1st                    34.74                    35.03

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the SEC are hereby incorporated in this registration statement by reference:

     (a) The Annual Reports on Form 10-K of Journal Communications and of the Journal Employees' Stock Trust for the fiscal year ended December 31, 2002. The Annual Reports were filed electronically with the SEC via the SEC's EDGAR system.

     (b) All reports filed by Journal Communications and the Journal Employees' Stock Trust pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, since December 31, 2002, including the Quarterly Report on Form 10-Q of Journal Communications for the period ended March 23, 2003 and the Quarterly Report on Form 10-Q of the Journal Employees' Stock Trust for the period ended March 31, 2003. These reports were filed electronically with the SEC via the SEC's EDGAR system.

     We will provide to you, upon request and without charge, a copy of any or all of the documents referred to above which we have or may incorporate in this prospectus by reference, other than the exhibits for those documents. You can request copies from:

         Journal Communications, Inc.
         P.O. Box 661
         Milwaukee, Wisconsin 53201-0661
         Attention:  Paul E. Kritzer, Secretary

     You may also request a copy by calling Paul E. Kritzer at (414) 224-2374. Current filings are also available on our web site at www.jc.com. Information contained on our web site is not incorporated by reference into this prospectus and you should not consider information on our web site as part of this prospectus.

                                  LEGAL MATTERS

     The validity of the units of beneficial interest being registered hereunder will be passed on for Journal Communications and the Journal Employees' Stock Trust by Paul E. Kritzer, Vice President and Secretary of Journal
Communications. Mr. Kritzer is a full-time employee of Journal Communications and at April 30, 2003, directly or beneficially owned 103,340 units.

                                     EXPERTS

     The consolidated financial statements of Journal Communications, Inc. and the financial statements of Journal Employees' Stock Trust at December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     Journal Communications and the Journal Employees' Stock Trust file annual, quarterly and special reports, proxy statements and other information with the SEC. SEC filings of Journal Communications and the Journal Employees' Stock Trust are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any filed document at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     We have filed a registration statement on Form S-2 with the SEC relating to our rescission offer. This prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. Additionally, New Journal has filed with the SEC a Registration Statement on Form S-1, File No. 333- 105210, relating to the public offering, and a Registration Statement on Form S-4, File No. 333-105209, relating to the share exchange.

                          INDEX TO FINANCIAL STATEMENTS




     Journal Communications, Inc. Audited Consolidated Financial Statements

                                                                           Page
                                                                          Number
                                                                          ------

Report of Independent Auditors..........................................     F-3

Consolidated Balance Sheets at December 31, 2001 and 2002...............     F-4

Consolidated Statements of Earnings for each of the three
years in the period ended December 31, 2002.............................     F-5

Consolidated Statements of Shareholders' Equity for each of
the three years in the period ended December 31, 2002...................     F-6

Consolidated Statements of Cash Flows for each of the three
years in the period ended December 31, 2002.............................     F-7

Notes to Consolidated Financial Statements December 31, 2002............     F-8




     Journal Communications, Inc. Unaudited Consolidated Condensed Financial Statements


Consolidated Condensed Balance Sheets as of December 31, 2002
and March 23, 2003 (unaudited).........................................     F-26

Unaudited Consolidated Condensed Statements of Earnings for the
first quarters ended March 24, 2002 and March 23, 2003.................     F-27

Unaudited Consolidated Condensed Statements of Cash Flows for the
first quarters ended March 24, 2002 and March 23, 2003.................     F-28

Notes to Unaudited Consolidated Condensed Financial
Statements March 23, 2003..............................................     F-29




     Journal Employees' Stock Trust Audited Financial Statements

Report of Independent Auditors.........................................     F-33

Statements of Financial Position at December 31, 2001 and 2002.........     F-34

Statements of Stock Trust Activity for Years Ended
December 31, 2002, 2001 and 2000.......................................     F-35

Statements of Cash Flows for Years Ended
December 31, 2002, 2001 and 2000.......................................     F-36

Notes to Financial Statements Year Ended December 31, 2002.............     F-37

     Journal Employees' Stock Trust Unaudited Financial Statements

Statements of Financial Position as of March 31, 2003
(Unaudited) and December 31, 2002........................................   F-39

Unaudited Statements of Stock Trust Activity First Quarter
ended March 31, 2003 and 2002............................................   F-40

Unaudited Statements of Cash Flows First Quarter
ended March 31, 2003 and 2002............................................   F-41

Notes to Unaudited Financial Statements March 31, 2003...................   F-42

Report of Independent Auditors

The Board of Directors and Shareholders
Journal Communications, Inc.

We have audited the accompanying consolidated balance sheets of Journal Communications, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.


                                          /s/ Ernst & Young LLP

Milwaukee, Wisconsin
January 28, 2003

                                             JOURNAL COMMUNICATIONS, INC.
                                             CONSOLIDATED BALANCE SHEETS
                                 December 31 (in thousands, except per share amounts)

                                                                                         2001               2002
                                                                                     --------------     --------------
ASSETS

Current assets:
     Cash and cash equivalents..................................................     $      8,911       $      8,455
     Receivables, net...........................................................           92,167             89,920
     Inventories, net...........................................................           19,696             16,200
     Prepaid expenses...........................................................            9,455             11,786
     Deferred income taxes......................................................            5,696              8,164
     Current assets of discontinued operations..................................            4,727                 --
                                                                                     --------------     --------------
     TOTAL CURRENT ASSETS.......................................................          140,652            134,525

Property and equipment:
     Land and land improvements.................................................           23,604             26,542
     Buildings..................................................................           79,357            124,808
     Equipment..................................................................          451,003            488,331
     Construction in progress...................................................           85,494             30,057
                                                                                     --------------     --------------
                                                                                          639,458            669,738
     Less accumulated depreciation..............................................          319,022            345,333
                                                                                     --------------     --------------
     Net property and equipment.................................................          320,436            324,405

Goodwill, net...................................................................          112,289            111,998
Broadcast licenses, net.........................................................          128,842            125,492
Other intangible assets, net....................................................           20,215             12,115
Prepaid pension costs...........................................................               --             30,337
Other assets....................................................................            6,311              5,880
Non-current assets of discontinued operations...................................            2,033                 --
                                                                                     --------------     --------------
     TOTAL ASSETS...............................................................     $    730,778       $    744,752
                                                                                     ==============     ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Notes payable to banks.....................................................     $      4,420       $     90,775
     Accounts payable...........................................................           43,148             37,757
     Accrued compensation.......................................................           23,794             29,712
     Deferred revenue...........................................................           19,609             20,741
     Accrued employee benefits..................................................           23,882              9,576
     Other current liabilities..................................................           21,952              9,525
     Current liabilities of discontinued operations.............................            3,502                 --
     Current portion of long-term liabilities...................................            1,909              1,645
                                                                                     --------------     --------------
     TOTAL CURRENT LIABILITIES..................................................          142,216            199,731

Accrued employee benefits.......................................................           19,508             16,945
Other long-term liabilities.....................................................           10,666              9,238
Deferred income taxes...........................................................           25,508             42,294

Shareholders' equity:
     Common stock, authorized and issued 28,800 shares ($0.125 par value).......            3,600              3,600
     Retained earnings..........................................................          556,139            581,361
     Units of beneficial interest in treasury, at cost..........................          (23,046)          (108,417)
     Accumulated other comprehensive income (loss)..............................           (3,813)                --
                                                                                     --------------     --------------
     TOTAL SHAREHOLDER'S EQUITY.................................................          532,880            476,544
                                                                                     --------------     --------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.................................     $    730,778       $    744,752
                                                                                     ==============     ==============

See accompanying notes.

                                            JOURNAL COMMUNICATIONS, INC.
                                         CONSOLIDATED STATEMENTS OF EARNINGS
                             Years ended December 31 (in thousands, except per share amounts)

                                                                          2000             2001              2002
                                                                      -------------    -------------     -------------
Continuing operations:
Operating revenue:
     Publishing.................................................      $   345,321      $   320,615       $   311,138
     Broadcasting...............................................          149,886          134,801           152,749
     Telecommunications.........................................          126,586          151,992           148,674
     Printing services..........................................          107,334          114,612            97,841
     Other......................................................           90,105           86,767            90,974
                                                                      -------------    -------------     -------------
Total operating revenue.........................................          819,232          808,787           801,376

Operating costs and expenses:
     Publishing.................................................          164,128          155,173           148,204
     Broadcasting...............................................           54,672           54,804            59,674
     Telecommunications.........................................           63,505           78,554            81,658
     Printing services..........................................           90,096          101,884            82,597
     Other......................................................           74,899           73,266            75,420
                                                                      -------------    -------------     -------------
     Total operating costs and expenses.........................          447,300          463,681           447,553

     Selling and administrative expenses........................          262,741          261,002           239,750
                                                                      -------------    -------------     -------------
Total operating costs and expenses and selling and administrative
    expenses....................................................          710,041          724,683           687,303
                                                                      -------------    -------------     -------------

Operating earnings..............................................          109,191           84,104           114,073

Other income and expense:
     Interest income and dividends..............................            1,314            1,618               984
     Interest expense, net......................................             (430)            (383)             (645)
                                                                      -------------    -------------     -------------
Total other income and expense..................................              884            1,235               339
                                                                      -------------    -------------     -------------

Earnings from continuing operations before income taxes and
     accounting change..........................................          110,075           85,339           114,412

Provision for income taxes......................................           44,162           35,860            49,418
                                                                      -------------    -------------     -------------

Earnings from continuing operations before accounting change....           65,913           49,479            64,994

Gain (loss) from discontinued operations, net of applicable
     income tax benefit of $611, $477 and $6,624
     respectively...............................................              471           (1,722)             (565)

Cumulative effect of accounting change, net of applicable income
     taxes of $1,161............................................               --               --            (6,509)
                                                                      -------------    -------------     -------------

Net earnings....................................................      $    66,384      $    47,757       $    57,920
                                                                      =============    =============     =============

Weighted average number of shares outstanding...................           27,101           28,084            26,430

Basic and diluted earnings per share:
     Continuing operations before accounting change.............      $      2.43      $      1.76       $      2.46
     Discontinued operations....................................             0.02            (0.06)            (0.02)
     Cumulative effect of accounting change.....................               --               --             (0.25)
                                                                      -------------    -------------     -------------
Net earnings per share..........................................      $      2.45      $      1.70       $      2.19
                                                                      =============    =============     =============

Cash dividends per share........................................      $      1.35      $      1.35       $      1.20
                                                                      =============    =============     =============

See accompanying notes.

                                             JOURNAL COMMUNICATIONS, INC.
                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           Years ended December 31 (in thousands, except per share amounts)


                                                                     Units of       Accumulated
                                                                     Beneficial        Other                         Comprehensive
                                          Common       Retained      Interest in   Comprehensive                         Income
                                           Stock       Earnings       Treasury      Income (Loss)       Total            (Loss)
                                        ------------ -------------- -------------- ---------------- --------------    ------------
Balance at December 31, 1999            $    3,600   $   504,683    $    (42,018)  $          (568) $    465,697

Net earnings                                              66,384                                          66,384      $   66,384
Other comprehensive loss:
    Foreign currency translation
      adjustments                                                                             (239)         (239)           (239)
                                                                                                                      ------------

Comprehensive income                                                                                                  $   66,145
                                                                                                                      ============
Cash dividends ($1.35 per share)                         (36,765)                                        (36,765)
Units of beneficial interest purchased                                   (77,145)                        (77,145)
Units of beneficial interest sold                          8,498          82,089                          90,587

                                        ------------ -------------- -------------- ---------------- --------------
Balance at December 31, 2000                 3,600       542,800         (37,074)             (807)      508,519

Net earnings                                              47,757                                          47,757      $   47,757
Other comprehensive loss:
    Minimum pension liability
      adjustment (net of tax of
      $1,906)                                                                               (2,856)       (2,856)         (2,856)
    Foreign currency translation
      adjustments                                                                             (150)         (150)           (150)
                                                                                                                      ------------
Other comprehensive loss                                                                                                  (3,006)
                                                                                                                      ------------

Comprehensive income                                                                                                  $   44,751
                                                                                                                      ============

Cash dividends ($1.35 per share)                         (37,866)                                        (37,866)
Units of beneficial interest purchased                                   (84,351)                        (84,351)
Units of beneficial interest sold                          3,448          98,379                         101,827
                                        ------------ -------------- -------------- ---------------- --------------

Balance at December 31, 2001                 3,600       556,139         (23,046)           (3,813)      532,880

Net earnings                                              57,920                                          57,920      $   57,920
Other comprehensive income:
    Reversal of prior year minimum
      pension liability adjustment
      (net of tax of $1,906)                                                                 2,856         2,856           2,856
    Realization of foreign currency
      translation adjustments                                                                  957           957             957
                                                                                                                      ------------
Other comprehensive income                                                                                                 3,813
                                                                                                                      ------------

Comprehensive income                                                                                                  $   61,733
                                                                                                                      ============

Cash dividends ($1.20 per share)                         (31,597)                                        (31,597)
Units of beneficial interest purchased                                  (125,347)                       (125,347)
Units of beneficial interest sold                         (1,101)         39,976                          38,875
                                        ------------ -------------- -------------- ---------------- --------------

Balance at December 31, 2002            $    3,600   $   581,361    $   (108,417)  $            --  $    476,544
                                        ============ ============== ============== ================ ==============

See accompanying notes.


                                         JOURNAL COMMUNICATIONS, INC.
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Years ended December 31 (in thousands)

                                                                          2000             2001              2002
                                                                      -------------    -------------     -------------
Cash flow from operating activities:
    Net earnings................................................      $    66,384      $    47,757       $    57,920
    Less gain (loss) from discontinued operations...............              471           (1,722)             (565)
    Less cumulative effect of accounting change.................               --               --            (6,509)
                                                                      -------------    -------------     -------------
    Earnings from continuing operations before accounting change           65,913           49,479            64,994
    Adjustments for non-cash items:
       Depreciation.............................................           38,710           40,882            44,726
       Amortization.............................................           11,408           10,814             1,909
       Provision for doubtful accounts..........................            2,821            3,816             3,480
       Deferred income taxes....................................            2,562            4,533            12,413
       Net loss from disposal of assets.........................            1,516            1,486               404
       Impairment of long-lived assets..........................               --            1,003             3,762
       Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:
           Receivables..........................................           (6,369)           3,233            (1,172)
           Inventories..........................................             (916)          (1,107)            3,687
           Accounts payable.....................................            5,646          (10,470)           (4,013)
           Other assets and liabilities.........................           11,832           14,742           (44,130)
                                                                      -------------    -------------     -------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES.......          133,123          118,411            86,060
                                                                      -------------    -------------     -------------

Cash flow from investing activities:
     Capital expenditures for property and equipment............          (96,758)         (90,172)          (53,169)
     Proceeds from sales of assets..............................            3,174            5,245             1,548
     Acquisition of businesses..................................           (8,018)         (22,148)              (49)
     Redemption of investment of preferred stock................            7,106               --                --
     Other, net.................................................              466           (1,069)              261
                                                                      -------------    -------------     -------------
                NET CASH USED FOR INVESTING ACTIVITIES..........          (94,030)        (108,144)          (51,409)
                                                                      -------------    -------------     -------------

Cash flow from financing activities:
     Net increase (decrease) in notes payable to bank...........          (12,115)           4,420            86,355
     Purchases of units of beneficial interest..................          (77,145)         (84,351)         (125,347)
     Sales of units of beneficial interest......................           90,587          101,827            38,875
     Cash dividends.............................................          (36,765)         (37,866)          (31,597)
     Deferred revenue...........................................            2,403            4,052                --
                                                                      -------------    -------------     -------------
                NET CASH USED FOR FINANCING ACTIVITIES                    (33,035)         (11,918)          (31,714)
                                                                      -------------    -------------     -------------

NET CASH PROVIDED BY (USED FOR) DISCONTINUED OPERATIONS.........           (3,671)             513            (3,393)
                                                                      -------------    -------------     -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............            2,387           (1,138)             (456)

Cash and cash equivalents
     Beginning of year..........................................            7,662           10,049             8,911
                                                                      -------------    -------------     -------------

     End of year................................................      $    10,049      $     8,911       $     8,455
                                                                      =============    =============     =============

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes......................................      $    40,859      $    25,788       $    34,404
                                                                      =============    =============     =============

Cash paid for interest..........................................      $     1,261      $       554       $     2,036
                                                                      =============    =============     =============

See accompanying notes.


                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

1    SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation - The consolidated financial statements include the accounts of Journal Communications, Inc. and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign currency translation - Our foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at year-end exchange rates while revenue and expense items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are reflected in accumulated other comprehensive income (loss). As of December 31, 2002, all foreign operations have been liquidated and all translation adjustments have been realized.

Revenue recognition - Publishing revenue is generated primarily from the sale of newspaper advertising space and newspaper subscriptions. Broadcasting revenue is generated primarily from the sale of television and radio advertising time. Advertising revenue is recognized in the publishing and broadcasting industries when the advertisement is published or aired. Circulation revenue is recognized ratably over the newspaper subscription period. Telecommunication revenue is generated from toll (voice), data transmission and satellite (video) services. Toll and video service revenue is recognized at the time the service is performed and data transmission revenue is recorded on a straight-line basis over the term of the contract. Printing services revenue is recorded at the time of shipment when title passes to the customer. Other revenue is generated primarily from label printing and direct marketing services. Revenue is recognized at the time of shipment when title passes to the customer and at the time the service is performed, respectively.

Amounts we receive from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long-term liabilities in the consolidated balance sheets.

Shipping and handling costs - Shipping and handling costs, including postage, billed to customers are included in operating revenue and the related costs are included in operating costs and expenses.

Advertising expense - We expense our advertising costs as incurred. Advertising expense for the years ended December 31, 2000, 2001 and 2002 was $10,105, $8,488 and $9,292, respectively.

Interest expense - Interest expense attributable to self-constructed assets has been capitalized as a component of the cost of the asset. The self-constructed assets include Journal Sentinel's production facility during 2000, 2001 and 2002 and Norlight's network expansion in 2000 and 2001. Capitalized interest is as follows:

                                                         2000               2001               2002
                                                    ----------------    --------------     -------------
Total interest incurred........................     $      1,321        $       481        $    1,805
Less amount capitalized........................             (891)               (98)           (1,160)
                                                    ----------------    --------------     -------------
Interest expense...............................     $        430        $       383        $      645
                                                    ================    ==============     =============

Earnings per share - Basic and diluted earnings per share are the same because there are no dilutive securities. The term "share" is representative of both shares and units of beneficial interest outstanding. The denominator for our earnings per share calculation equals shares outstanding less shares represented by units of beneficial interest in held in treasury.

Fair values - The carrying amount of cash and cash equivalents, receivables, accounts payable and long-term liabilities approximates fair value as of December 31, 2001 and 2002.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Cash equivalents - Cash equivalents are highly liquid investments with maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

Receivables, net - We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable for each business unit. We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 31, 2001 and 2002 was $5,477 and $6,453, respectively.

Inventories - Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:

                                                          2001                  2002
                                                    ------------------     ---------------
Paper and supplies............................      $          9,797       $      7,725
Work in process...............................                 2,416              3,456
Finished goods................................                 8,647              5,918
Less obsolescence reserve.....................                (1,164)              (899)
                                                    ------------------     ---------------
Inventories, net..............................      $         19,696       $     16,200
                                                    ==================     ===============

Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is provided, principally using the straight-line method, over the estimated useful lives, which are as follows:

                                                                      Years
                                                                   ----------

Land improvements............................................          10-20
Buildings....................................................             30
Newspaper printing presses...................................          20-25
Broadcasting equipment.......................................           5-20
Telecommunications and network equipment.....................           5-25
Other printing presses.......................................           7-10
Other........................................................           3-10

Intangible assets - Upon adoption of Statement No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but instead are reviewed at least annually for impairment. We continue to amortize definite-lived intangible assets on a straight-line basis for periods up to 40 years.

Impairment of long-lived assets - Property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an asset is considered impaired, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. In 2002, we recorded a $2,502 loss on impairment of certain equipment at our printing services segment and a $1,260 loss on impairment of a customer list at our direct marketing services business. Fair value was determined by independent professional appraisers. These losses are recorded as an operating expense in the accompanying consolidated statements of earnings.

Concentration of credit risk - Generally, credit is extended based upon an evaluation of the customer's financial position, and advance payment is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Recently adopted accounting standards - Effective January 1, 2002, we adopted Statement No. 141, "Business Combinations," and Statement No. 142. Statement No. 141 addresses financial accounting and reporting for business combinations completed after June 30, 2001. As required by Statement No. 142, we performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in the consolidated statements of earnings.

Effective January 1, 2002, we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, as well as broadening the accounting and reporting of discontinued operations. Accordingly, the closures of Fox Cities Newspapers and IPC Communication Services, S.A., as discussed in Note 10, have been treated as discontinued operations.

New accounting standard - In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

2    NOTES PAYABLE TO BANKS

On May 31, 2002, we entered into a $120,000 bank revolving credit agreement, expiring May 30, 2003, to support our cash requirements. Borrowings under this credit agreement are at the Base Rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of December 31, 2002, we had borrowings of $90,775 under the credit agreement, including $2,775 bearing interest at the Base Rate of 4.25% and $88,000 bearing interest at the LIBOR based rate of 2.40%. We are required to pay a commitment fee of 0.20% of the credit agreement. Upon signing the credit agreement, we paid fees of $255, which we are amortizing over the life of the credit agreement.

3    EMPLOYEE BENEFIT PLANS

We have a defined benefit pension plan covering the majority of our employees. The benefits are based on years of service and the average compensation for the employee's last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds. In addition, we provide health benefits to certain retirees and their eligible spouses. We have elected to amortize the related unfunded postretirement health care obligation of $25,324 at January 1, 1993, over a period of 20 years.

We also sponsor an unfunded non-qualified pension plan for employees whose benefits under the pension plan and the Investment Savings Plan may be restricted due to limitations imposed by the Internal Revenue Service. The disclosure for this plan for all years presented is combined with the pension plan. The accrued net benefit cost related to this plan was $4,403 and $4,701 at December 31, 2001 and 2002, respectively.

                                          JOURNAL COMMUNICATIONS, INC.
                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            December 31, 2002 (in thousands, except per share amounts)

                                                                                                    Other
                                                         Pension Benefits                  Postretirement Benefits
                                                  -------------------------------        -----------------------------
Years ended December 31                               2001             2002                  2001            2002
                                                  -------------    --------------        -------------    -------------
Change in benefit obligations
Benefit obligation at beginning of year.....      $   111,549      $   111,394           $   28,937       $   37,265
Service cost................................            3,361            3,675                  549              379
Plan amendments.............................               31               --                   --           (6,082)
Interest cost...............................            7,552            7,808                2,069            2,261
Actuarial (gain) loss.......................           (4,039)           7,403                8,682            1,591
Special termination benefits................               --               --                   --               48
Benefits paid...............................           (7,060)          (7,186)              (2,972)          (3,099)
                                                  -------------    --------------        -------------    ------------
Benefit obligation at end of year...........      $   111,394      $   123,094           $   37,265       $   32,363
                                                  =============    ==============        =============    ============

Change in plan assets
Fair value of plan assets at beginning of year    $    79,861      $    72,756           $       --       $       --
Actual loss on plan assets..................           (3,897)          (8,605)                  --               --
Company contributions.......................            3,852           44,494                2,972            3,099
Benefits paid...............................           (7,060)          (7,186)              (2,972)          (3,099)
                                                  -------------    --------------        -------------    ------------
Fair value of plan assets at end of year....      $    72,756      $   101,459           $       --       $       --
                                                  =============    ==============        =============    ============

                                                                                                    Other
                                                         Pension Benefits                  Postretirement Benefits
                                                  -------------------------------        -----------------------------
Years ended December 31                               2001             2002                  2001            2002
                                                  -------------    --------------        -------------    ------------

Funded status of the plan
Underfunded status of the plan..............      $   (38,638)     $   (21,635)          $  (37,265)      $  (32,363)
Unrecognized net actuarial loss.............           21,740           46,016                9,856           11,018
Unrecognized prior service cost.............            1,303            1,046                   --               --
Unrecognized transition obligation..........              313              209               12,211            5,487
                                                  -------------    --------------        -------------    ------------
Prepaid (accrued) net benefit cost..........      $   (15,282)     $    25,636           $  (15,198)      $  (15,858)
                                                  =============    ==============        =============    ============

                                                                                                    Other
                                                         Pension Benefits                  Postretirement Benefits
                                                  -------------------------------        -----------------------------
Years ended December 31                               2001             2002                  2001            2002
                                                  -------------    --------------        -------------    ------------

Prepaid (accrued) net benefit cost
Prepaid benefit cost........................      $        --      $    30,337           $       --       $       --
Accrued benefit cost........................          (21,612)          (4,701)             (15,198)         (15,858)
Intangible asset............................            1,568               --                   --               --
Deferred tax asset..........................            1,906               --                   --               --
Accumulated comprehensive loss..............            2,856               --                   --               --
                                                  -------------    --------------        -------------    ------------
Prepaid (accrued) net benefit cost..........      $   (15,282)     $    25,636           $  (15,198)      $  (15,858)
                                                  =============    ==============        =============    ============


                                       JOURNAL COMMUNICATIONS, INC.
                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31, 2002 (in thousands, except per share amounts)

                                                                                      Pension Benefits
                                                                        ----------------------------------------------
Years ended December 31                                                     2000             2001            2002
                                                                        -------------    -------------    ------------
Components of net periodic benefit cost
Service cost......................................................      $     3,751      $    3,361       $    3,675
Interest cost.....................................................            7,759           7,552            7,809
Expected return on plan assets....................................           (7,721)         (8,189)          (8,262)
Amortization of:
     Unrecognized prior service cost..............................              254             254              257
     Unrecognized net transition obligation (asset)...............             (127)            104               (7)
     Unrecognized net (gain) loss.................................               --             (30)             104
                                                                        -------------    -------------    ------------
Net periodic benefit cost.........................................      $     3,916      $    3,052       $    3,576
                                                                        =============    =============    ============

                                                                                Other Postretirement Benefits
                                                                        ----------------------------------------------
Years ended December 31                                                     2000             2001            2002
                                                                        -------------    -------------    ------------

Components of net periodic benefit cost
Service cost......................................................      $       523      $      549       $      379
Interest cost.....................................................            1,822           2,069            2,261
Special termination benefits......................................               --              --               48
Amortization of:
     Unrecognized net transition obligation.......................            1,110           1,110              642
     Unrecognized net (gain) loss.................................              (17)             --              429
                                                                        -------------    -------------    ------------
Net periodic benefit cost.........................................      $     3,438      $    3,728       $    3,759
                                                                        =============    =============    ============

The costs for our pension benefits and other postretirement benefits are actuarially determined. Key assumptions utilized at December 31 for pension benefits and September 30 for other postretirement benefits include the following:

                                                                                                    Other
                                                         Pension Benefits                  Postretirement Benefits
                                                  -------------------------------        -----------------------------
                                                      2001             2002                  2001            2002
                                                  -------------    --------------        -------------    ------------
Discount rate...............................           7.25%            6.75%                 7.25%            6.75%
Expected return on plan assets..............           9.50             8.50                   --               --
Rate of compensation increase...............           4.50             4.50                   --               --

The assumed health care cost trend rate used in measuring the postretirement benefit obligation for retirees for 2003 is 9.0%, grading down to 5.0% in the year 2007 and thereafter. The assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A 1 % point change in the assumed health care cost trend rate would have the following effects:

                                                                    1% Point Increase            1% Point Decrease
                                                                --------------------------    ------------------------
Effect on total of service and interest cost components in
     2002..................................................                $104                           $92
Effect on postretirement benefit obligation as of
     December 31, 2002.....................................                $783                          $713

The Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 50% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 50% of their eligible wages after taxes. The maximum combined total contributed may not exceed 50%. Each employee who elects to participate is eligible to receive company

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

matching contributions. We may contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. The matching contributions, recorded as an operating expense, were $2,799, $2,672 and $2,594 in 2000, 2001 and 2002, respectively. We made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the defined benefit pension plan of $759, $860 and $875 in 2000, 2001 and 2002, respectively.

4    INCOME TAXES

The components of the provision for income taxes consist of the following:

Years ended December 31                                             2000                2001                2002
                                                               ----------------    ----------------     --------------
Current:
     Federal..............................................     $     36,016        $      25,214        $    31,440
     State................................................            5,584                6,113              5,565
                                                               ----------------    ----------------     --------------
                                                                     41,600               31,327             37,005
Deferred..................................................            2,562                4,533             12,413
                                                               ----------------    ----------------     --------------
Total.....................................................     $     44,162        $      35,860        $    49,418
                                                               ================    ================     ==============

The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

Years ended December 31                                             2000                2001                2002
                                                               ----------------    ----------------     --------------

Statutory federal income tax rate.........................           35.0%               35.0%               35.0%
State income taxes, net of federal tax benefit............            4.2                 5.6                 4.6
Non-deductible litigation expenses........................             --                  --                 1.8
Other.....................................................            0.9                 1.4                 1.8
                                                               ----------------    ----------------     --------------
Actual provision..........................................           40.1%               42.0%               43.2%
                                                               ================    ================     ==============

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

December 31                                                                              2001               2002
                                                                                    ---------------     --------------
Current assets
Receivables...................................................................      $      1,415        $      2,422
Inventories...................................................................               425                 424
Other assets..................................................................               306                 539
Accrued compensation..........................................................             3,559               3,536
Accrued employee benefits.....................................................             1,117               1,243
                                                                                    ---------------     --------------
Total current deferred tax assets.............................................             6,822               8,164
                                                                                    ---------------     --------------

Current liabilities
Accrued state taxes...........................................................            (1,126)                 --
                                                                                    ---------------     --------------
    Total current deferred tax liabilities....................................            (1,126)                 --
                                                                                    ---------------     --------------

Total net current deferred tax asset..........................................      $      5,696        $      8,164
                                                                                    ===============     ==============

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

December 31                                                                              2001               2002
                                                                                    ---------------     --------------
Non-current assets
Accrued employee benefits.....................................................      $      7,945        $      5,527
Litigation reserve............................................................             3,643                  --
State net operating loss carryforwards........................................             4,262               4,708
Other assets..................................................................               575               1,266
                                                                                    ---------------     --------------
    Total non-current deferred tax assets.....................................            16,425              11,501
                                                                                    ---------------     --------------

Non-current liabilities
Property and equipment........................................................           (14,326)            (16,758)
Intangible assets.............................................................           (24,922)            (26,643)
Accrued employee benefits.....................................................                --              (4,458)
Other liabilities.............................................................                --              (2,327)
                                                                                    ---------------     --------------
    Total non-current deferred tax liabilities................................           (39,248)            (50,186)
                                                                                    ---------------     --------------

Total net non-current deferred tax liabilities................................      $    (22,823)       $    (38,685)
                                                                                    ===============     ==============

Valuation allowances on state net operating loss carryforwards................      $     (2,685)       $     (3,609)
                                                                                    ---------------     --------------

Net deferred tax liability....................................................      $    (19,812)       $    (34,130)
                                                                                    ===============     ==============

At December 31, 2002, we had state net operating loss carryforwards of $47,727 that begin to expire in 2004 and state income tax credit carryforwards of $1,398 that begin to expire in 2004. To the extent we believe there is significant uncertainty regarding realization of such carryforwards, valuation allowances have been provided.

5    OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

December 31                                                                              2001               2002
                                                                                    ---------------     --------------
Other obligations, average interest rate of 4.5% in 2002 and 8.0% in 2001.....      $      4,539        $      3,335
Television program contracts, due in the subsequent years.....................               250                 337
                                                                                    ---------------     --------------
                                                                                           4,789               3,672
Less current portion..........................................................             1,909               1,645
                                                                                    ---------------     --------------
                                                                                           2,880               2,027
Deferred revenue..............................................................             7,786               7,211
                                                                                    ---------------     --------------
Total other long-term liabilities.............................................      $     10,666        $      9,238
                                                                                    ===============     ==============

We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes. As of December 31, 2002, our future minimum rental payments due under noncancellable operating lease agreements consist of the following:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

2003....................................................     $      15,714
2004....................................................            12,729
2005....................................................            10,303
2006....................................................             5,533
2007....................................................             4,696
Thereafter..............................................            20,096
                                                             --------------
                                                             $      69,071
                                                             ==============

Rent expense charged to operations for 2000, 2001 and 2002 was $26,630, $30,057 and $27,827, respectively. Rental income from subleases included in operations for 2000, 2001 and 2002 was $4,147, $4,379 and $4,565, respectively. Aggregate future minimum rentals to be received under noncancellable subleases equal $12,821 as of December 31, 2002.

A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2002, was $104,693. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper's new production facility were approximately $9,397 as of December 31, 2002. We expect to spend up to $112,415 on this project scheduled to be completed in early 2003. As of December 31, 2002, we have spent $102,665 on this project. In addition, we have the right to broadcast certain television programs during the years 2003-2008 under contracts aggregating $8,299. We have $1,221 of standby letters of credit for business insurance purposes.

6    SHAREHOLDERS' EQUITY

Units of beneficial interest

Employee-owners of Journal Communications, Inc. do not own shares of stock directly. Instead, they own "units of beneficial interest" (units), representing beneficial interests in the Journal Employees' Stock Trust (the Stock Trust) established under the Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (JESTA). The Stock Trust, in turn, owns the shares of stock. Each unit is represented by one share of stock held by the Stock Trust. In the years covered, we have purchased units under the terms of JESTA and resold them to active employees. Employees owning units are referred to as unitholders. On October 25, 2002, the

Board of Directors determined to indefinitely suspend the purchase and sale of units while we explore potential sources for additional permanent capital. Unit activity is as follows:

Years ended December 31                                             2000                2001                2002
                                                               ----------------    ----------------     --------------
Beginning balance in treasury.............................            1,529                1,140               613
Purchases.................................................            2,458                2,333             3,329
Sales.....................................................           (2,847)              (2,860)           (1,058)
                                                               ----------------    ----------------     --------------
     Ending balance in treasury...........................            1,140                  613             2,884
                                                               ================    ================     ==============

As of December 31, 2002, our treasury, our employees and former employees owned units representing beneficial ownership of 90% of our stock. As of the end of 2002, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units to various financial institutions totaling approximately $433,097.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of the following as of December 31:

                                                                    2000                2001                2002
                                                               ----------------    ----------------     --------------
Cumulative foreign currency translation adjustments.......     $       (807)       $        (957)       $       --
Minimum pension liability, net of tax.....................               --               (2,856)               --
                                                               ----------------    ----------------     --------------
Accumulated other comprehensive income (loss).............     $       (807)       $      (3,813)       $       --
                                                               ================    ================     ==============

7    GOODWILL AND OTHER INTANGIBLE ASSETS

The following table reconciles the reported earnings from continuing operations before accounting change, net earnings, earnings per share from continuing operations before accounting change and earnings per share to that which would have resulted for the years ended December 31, 2000 and 2001, if Statement No. 142 had been effective:

                                                                    2000                2001                2002
                                                               ----------------    ----------------     --------------
Reported earnings from continuing operations before
    accounting change.....................................     $     65,913        $      49,479        $    64,994
       Goodwill amortization, net of tax..................            2,365                2,340                 --
       Broadcast licenses amortization, net of tax........            3,082                3,113                 --
       Network affiliation agreements amortization, net of
         tax..............................................               76                   76                 --
                                                               ----------------    ----------------     --------------
Adjusted earnings from continuing operations before
    accounting change.....................................     $     71,436        $      55,008        $    64,994
                                                               ================    ================     ==============

Reported net earnings.....................................     $     66,384        $      47,757        $    57,920
       Goodwill amortization, net of tax..................            2,365                2,340                 --
       Broadcast licenses amortization, net of tax........            3,082                3,113                 --
       Network affiliation agreements amortization, net of
         tax..............................................               76                   76                 --
                                                               ----------------    ----------------     --------------
Adjusted net earnings.....................................     $     71,907        $      53,286        $    57,920
                                                               ================    ================     ==============

Basic and diluted earnings per share:
       Reported earnings from continuing operations before
         accounting change................................     $       2.43        $        1.76        $      2.46
       Goodwill amortization, net of tax..................             0.09                 0.09                 --
       Broadcast licenses amortization, net of tax........             0.11                 0.11                 --
       Network affiliation agreements amortization, net of
         tax..............................................               --                   --                 --
                                                               ----------------    ----------------     --------------
Adjusted earnings from continuing operations before
    accounting change.....................................     $       2.63        $        1.96        $      2.46
                                                               ================    ================     ==============


                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

                                                                    2000                2001                2002
                                                               ----------------    ----------------     --------------
Basic and diluted earnings per share:
       Reported net earnings..............................     $       2.45        $        1.70        $      2.19
       Goodwill amortization, net of tax..................             0.09                 0.09                 --
       Broadcast licenses amortization, net of tax........             0.11                 0.11                 --
       Network affiliation agreements amortization, net of
         tax..............................................               --                   --                 --
                                                               ----------------    ----------------     --------------
Adjusted net earnings.....................................     $       2.65        $        1.90        $      2.19
                                                               ================    ================     ==============

Amortization expense was $1,909 for the year ended December 31, 2002. Estimated amortization expense for each of the next five years is as follows:

             Year                                               Amount
--------------------------------                             --------------

2003....................................................     $       1,636
2004....................................................             1,028
2005....................................................               455
2006....................................................               445
2007....................................................               410

Definite-lived Intangibles

Our definite-lived intangible assets consist primarily of customer lists and non-compete agreements. We amortize the customer lists over the period of time we expect the assets to contribute to our cash flows and we amortize the non-compete agreements over the terms of the contracts. As a result of impairment tests, we wrote off $1,260 ($773 after tax) for a customer list at our direct marketing services business, which is reported as a component of the selling and administrative expenses on the consolidated statements of earnings.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2001 and 2002 is as follows:

                                                               Gross Carrying        Accumulated        Net Carrying
December 31, 2001                                                  Amount           Amortization           Amount
                                                               ----------------    ----------------     --------------
Definite-lived intangible assets:
Customer lists............................................     $     23,057        $     (17,935)       $    5,122
Non-compete agreements....................................           24,712              (21,818)            2,894
Other.....................................................            4,193               (3,629)              564
                                                               ----------------    ----------------     --------------
Total.....................................................     $     51,962        $     (43,382)       $    8,580
                                                               ================    ================     ==============
December 31, 2002                                              Gross Carrying        Accumulated        Net Carrying
                                                                   Amount           Amortization           Amount
                                                               ----------------    ----------------     --------------

Definite-lived intangible assets:
Customer lists............................................     $     17,771        $     (14,830)       $    2,941
Non-compete agreements....................................           24,813              (23,169)            1,644
Other.....................................................            3,080               (3,045)               35
                                                               ----------------    ----------------     --------------
Total.....................................................     $     45,664        $     (41,044)       $    4,620
                                                               ================    ================     ==============

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


The decrease in the net carrying amount of definite-lived intangible assets from December 31, 2001 is due to amortization expense of $1,909, the write off a customer list in the amount of $1,260, and reclassification to goodwill of $891 of intangible assets that did not meet the new criteria for recognition separate from goodwill offset by the renewal of a non-compete agreement for $100.

Indefinite-lived Intangibles
Broadcast licenses and network affiliation agreements are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Consequently, we expect the cash flows from both our broadcast licenses and our network affiliation agreements to continue indefinitely. We performed transitional impairment tests on our broadcast licenses and network affiliation agreements at the level of separate identifiable assets and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. No impairment resulted from our 2002 annual impairment test.

The net carrying amount of the major classes of indefinite-lived intangible assets as of December 31, 2001 and 2002 is as follows:

December 31                                         2001            2002
                                               ---------------  --------------

Indefinite lived intangible assets:
Broadcast licenses..........................   $    128,842     $    125,492
Network affiliation agreements..............         10,067            7,495
Other.......................................          1,568               --
                                               ---------------  --------------
Total.......................................   $    140,477     $    132,987
                                               ===============  ==============

The decrease in the net carrying amount of indefinite-lived intangible assets from December 31, 2001 is primarily attributed to the adjustment made to the preliminary purchase price of the Idaho television stations acquired on December 31, 2001.

Goodwill
We performed transitional impairment tests on the goodwill of six of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business, which is reported as a component of the cumulative effect of accounting change in the consolidated statement of earnings. For goodwill amortization that was nondeductible for income tax purposes, the transitional goodwill impairment charge is also nondeductible. No impairment resulted from our 2002 annual impairment test.

The changes in the net carrying amount of goodwill for the year ended December 31, 2001 are as follows:

                                        JOURNAL COMMUNICATIONS, INC.
                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31, 2002 (in thousands, except per share amounts)


                                                                           Reclassifi-                       Goodwill
                           Goodwill at      Goodwill         Goodwill       cation of                           at
                           January 1,      related to       related to      intangible      Impairment       December
   Reporting Unit             2001        acquisitions     divestitures      assets           losses         31, 2001
---------------------     ------------    ------------     ------------    -----------     ------------    -----------
Daily newspaper           $    2,090      $       --       $       --      $      (6)      $       --      $   2,084
Community
   newspapers &
   shoppers                   24,411              --               --           (698)              --         23,713
Broadcasting                  76,352           1,601               --         (2,145)             776         76,584
Telecommuni-cations              202              --               --            (14)              --            188
Label printing                 2,736              --             (296)           (78)              --          2,362
Direct marketing
   services                    7,581              --               --           (223)              --          7,358
                          ------------    ------------     ------------    -----------     ------------    -----------

Total                     $  113,372      $    1,601       $     (296)     $  (3,164)      $      776      $ 112,289
                          ============    ============     ============    ===========     ============    ===========

The changes in the net carrying amount of goodwill for the year ended December
31, 2002 are as follows:

                                                                           Reclassifi-                       Goodwill
                           Goodwill at      Goodwill         Goodwill       cation of                           at
                           January 1,      related to       related to      intangible      Impairment       December
   Reporting Unit             2001        acquisitions     divestitures      assets           losses         31, 2001
---------------------     ------------    ------------     ------------    -----------     ------------    -----------

Daily newspaper           $    2,084      $       --       $       --      $      --       $       --      $   2,084
Community
   newspapers &
   shoppers                   23,713              --              398            724               --         24,835
Broadcasting                  76,584           5,368               --            167               --         82,119
Telecommuni-cations              188              --               --             --               --            188
Label printing                 2,362              --               --             --               --          2,362
Direct marketing
   services                    7,358              --               --             --           (6,948)           410
                          ------------    ------------     ------------    -----------     ------------    -----------

Total                     $  112,289      $    5,368       $      398      $     891       $   (6,948)     $ 111,998
                          ============    ============     ============    ===========     ============    ===========

According to Statement No. 142, when a portion of a reporting unit that constitutes a business is disposed of, goodwill associated with that business is included in the carrying amount of the business based on the relative fair values of the business disposed of and the portion of the reporting unit that is retained. As discussed in Note 10 below, we announced the closure of Fox Cities Newspapers, a part of our community newspapers and shoppers reporting unit, in January 2002. The book value of its goodwill equaled $398 as of December 31, 2001 and was classified as part of non-current assets of discontinued operations. Based upon the valuations of Fox Cities Newspapers and our community newspapers and shoppers, the relative value of Fox Cities Newspapers' goodwill now equals zero. Therefore, upon adoption of Statement No. 142, Fox Cities Newspapers' goodwill that was classified in non-current assets of discontinued operations in the December 31, 2001 consolidated balance sheet has been reclassified to our community newspapers and shoppers reporting unit goodwill in the December 31, 2002 consolidated balance sheet.

Other
We perform impairment tests each year on goodwill and indefinite-lived intangible assets, or more frequently in certain circumstances. We cannot be certain that future impairment tests will not result in a charge to earnings. With the assistance of independent, professional appraisers, we performed the 2002 annual impairment tests as of the beginning of the fourth quarter and, as noted above, there was no resulting impairment.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Statement No. 142 does not change the requirements for recognition of deferred taxes related to differences in the financial reporting and tax basis of broadcast licenses and tax-deductible goodwill. We will recognize a deferred tax liability for the difference between financial reporting and tax amortization on our broadcast licenses and tax-deductible goodwill because we are no longer amortizing these intangible assets for financial reporting purposes. As the majority of our deferred tax liability recorded on the balance sheet relates to the difference between financial reporting and tax basis on broadcast licenses, the deferred tax liability will not reverse over time unless future impairment charges are recognized on the broadcast licenses or they are sold.

8    LITIGATION

We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

Newspaper Merger Class Action Suit. On May 4, 1999, five former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel value these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million that reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

Conley Publishing Group, Ltd. et al. v. Journal Communications, Inc. In August 2000, the publisher of the Waukesha Freeman, West Bend Daily News and several other publications in southeastern Wisconsin filed an amended antitrust complaint in state court against us. The plaintiff alleged we attempted to monopolize by the use of predatory pricing on subscriptions, secret rebates to advertisers, exclusionary discounts in advertising and contracts in restraint of trade. The plaintiff alleged damages of $5.4 million, and asked that damages be trebled. On October 2, 2001, the Waukesha County Circuit Court granted summary judgment to us and dismissed all of the plaintiff's claims. The court held that there was no issue of material fact regarding predatory pricing, that the plaintiff cannot show that our conduct caused the financial losses of the Waukesha Freeman, and that plaintiff cannot adequately disaggregate or show which of its losses, if any, were caused by us. The plaintiff appealed on the issue of predatory pricing, and the Wisconsin Court of Appeals certified the case for direct appeal to the Wisconsin Supreme Court. The Wisconsin Supreme Court heard the case on February 11, 2003. A decision is expected in 2003.

9    ACQUISITION AND SALE

On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was approximately $22,114. The preliminary purchase price, the adjustments, and the final purchase price allocation are as follows:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

                                                     Preliminary
                                                    Purchase Price           Purchase Price          Final Purchase
                                                      Allocation               Adjustments          Price Allocation
                                                 ---------------------    ----------------------    ------------------
Property and equipment.....................      $            4,485       $                35       $          4,520
Goodwill...................................                   1,601                     5,368                  6,969
Broadcast licenses.........................                  10,000                    (2,628)                 7,372
Network affiliation agreement..............                   5,979                    (2,571)                 3,408
Accrued liabilities........................                      --                      (155)                  (155)
                                                 ---------------------    ----------------------    ------------------
Total purchase price.......................      $           22,065       $                49       $         22,114
                                                 =====================    ======================    ==================

Goodwill, broadcast licenses and the network affiliation agreement are not subject to amortization under the provisions of Statement No. 142. These intangible assets are, however, deductible for income tax purposes.

The above-mentioned completed acquisition was accounted for using the purchase method. Accordingly, the operating results and cash flows of the acquired business are included in our consolidated financial statements from the respective date of acquisition. Had the transaction occurred on January 1 of the year acquired, the effect of the acquisition on consolidated results of operations, for each respective year, would not have been material.

On March 2, 2001, we completed the sale of certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

10   DISCONTINUED OPERATIONS

In January 2002, we announced the closure of Fox Cities Newspapers, which consisted of six weekly newspapers from the publishing segment located in Appleton, Wisconsin.

On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., which are included in the gain
(loss) from discontinued operations in the consolidated condensed statements of earnings:

                                                                    2000                2001                2002
                                                              -----------------    ----------------     --------------

Revenue.................................................      $      19,348        $      15,172        $     3,253
Income (loss) before income tax expense (benefit).......               (140)              (2,199)            (7,189)

At December 31, 2001, the assets and liabilities of Fox Cities Newspapers and IPC Communication Services, S.A. in the consolidated balance sheets consisted of the following

                                                                2001
                                                        ---------------------
Cash...............................................     $             1,176
Receivables........................................                   2,103
Inventories........................................                   1,111
Other current assets...............................                     337
                                                        ---------------------
Total current assets...............................     $             4,727
                                                        =====================

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Property and equipment.........................     $             1,365
Goodwill and intangible assets.................                     543
Other non-current assets.......................                     125
                                                    ---------------------
Total non-current assets.......................     $             2,033
                                                    =====================

Accounts payable...............................     $            (2,273)
Other current liabilities......................                  (1,229)
                                                    ---------------------
Total current liabilities......................     $            (3,502)
                                                    =====================

11   WORKFORCE REDUCTION AND BUSINESS TRANSITION CHARGES

During 2002, we recorded a pretax charge of $1,966 for workforce reductions. The charge consisted primarily of $1,905 in termination benefits for approximately 74 employees. In addition, we recorded $61 for shutdown costs of our printing services operations in Ireland.

During 2001, we recorded $6,055 for workforce reductions and business transition costs. The charge consisted primarily of $4,345 in termination benefits for approximately 300 employees. In addition, we recorded $1,710 for shutdown costs of our printing services operation in Ireland and in transitioning our printing services' eastern and western regions into one U. S. operational unit.

The remaining costs associated with these actions are expected to be paid in 2003. Activity associated with the workforce reduction and transition charges during the year ended December 31, 2002 was as follows:

                                         Balance at
                                        December 31,                               Payments/           Balance at
                                            2001               Additions          Reductions        December 31, 2002
                                       ----------------     ---------------     ----------------    ------------------
Severance........................      $       2,531        $      1,905        $      (2,059)      $         2,377
Lease costs......................              1,022                  --               (1,022)                   --
Other............................                126                  61                 (187)                   --
                                       ----------------     ---------------     ----------------    ------------------
                                       $       3,679        $      1,966        $      (3,268)      $         2,377
                                       ================     ===============     ================    ==================

Related expenses and accruals were recorded in selling and administrative expenses and other current liabilities in the consolidated statements of earnings and consolidated balance sheets, respectively.

12   SEGMENT ANALYSIS

We conduct our operations through four reportable segments: publishing, broadcasting, telecommunications and printing services. In addition, our label printing business, our direct marketing services business and certain administrative activities are aggregated and reported as "other." All operations primarily conduct their business in the United States. We publish the Milwaukee Journal Sentinel and more than 90 weekly shopper and community newspapers in eight states. We also own and operate 36 radio stations and six television stations in 11 states. Our telecommunications business serves the wholesale carrier market and provides integrated data communications solutions for small and mid-size businesses. Our printing services business serves the publishing, software, entertainment and government markets by providing printing, assembly and complete fulfillment.

In the fourth quarter of 2002, we evaluated our segment disclosures and determined it appropriate under Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," to aggregate certain previously reported operating segments and identify the new segments by type of business rather than

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

by names of the individual operating entities. The following table provides the aggregated former operating segments shown parenthetically next to the new reportable segments:

         Publishing (Journal Sentinel and Add Inc.)
         Broadcasting (Journal Broadcast Group)
         Telecommunications (Norlight Telecommunications)
         Printing services (IPC Communication Services)
         Other (NorthStar Print Group, PrimeNet Marketing Services and Corporate and eliminations)

The accounting basis for transactions between reportable segments is the same as that described in the "Significant Accounting Policies" outlined in Note 1.

During 2002, we changed our method of evaluating segment performance by excluding segment interest income and interest expense from the segment's profit performance. The following tables summarize operating revenue, operating earnings (loss), depreciation and amortization and capital expenditures from continuing operations for the years ended December 31 and identifiable total assets of continuing operations at December 31:

                                                                  2000                 2001                 2002
                                                             ----------------     ----------------     ---------------
Operating revenue
Publishing..............................................     $       345,321      $       320,615      $     311,138
Broadcasting............................................             149,886              134,801            152,749
Telecommunications......................................             126,586              151,992            148,674
Printing services.......................................             107,334              114,612             97,841
Other...................................................              90,105               86,767             90,974
                                                             ----------------     ----------------     ---------------
                                                             $       819,232      $       808,787      $     801,376
                                                             ================     ================     ===============

Operating earnings (loss)
Publishing..............................................     $        39,265      $        24,898      $      30,315
Broadcasting............................................              30,435               15,453             33,384
Telecommunications......................................              40,114               48,007             40,956
Printing services.......................................               3,336                 (756)             2,131
Other...................................................              (3,959)              (3,498)             7,287
                                                             ----------------     ----------------     ---------------
                                                             $       109,191      $        84,104      $     114,073
                                                             ================     ================     ===============

Depreciation and amortization
Publishing..............................................     $        14,277      $        13,893      $      14,157
Broadcasting............................................              13,584               13,287              7,310
Telecommunications......................................              11,376               14,735             17,192
Printing services.......................................               6,628                6,168              5,218
Other...................................................               4,253                3,613              2,758
                                                             ----------------     ----------------     ---------------
                                                             $        50,118      $        51,696      $      46,635
                                                             ================     ================     ===============

Capital expenditures
Publishing..............................................     $        50,530      $        49,701      $      30,291
Broadcasting............................................               7,674               10,260              8,788
Telecommunications......................................              28,779               27,509             10,132
Printing services.......................................               7,946                1,654              2,555
Other...................................................               1,829                1,048              1,403
                                                             ----------------     ----------------     ---------------
                                                             $        96,758      $        90,172      $      53,169
                                                             ================     ================     ===============



                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

                                                                  2000                 2001                 2002
                                                             ----------------     ----------------     ---------------

Identifiable total assets
Publishing..............................................     $       180,517      $       208,141      $     224,290
Broadcasting............................................             279,055              296,723            298,426
Telecommunications......................................             109,807              121,111            114,545
Printing services.......................................              57,611               50,494             31,005
Other...................................................              60,045               54,309             76,486
                                                             ----------------     ----------------     ---------------
                                                             $       687,035      $       730,778      $     744,752
                                                             ================     ================     ===============

13   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                        2001 Quarters
                                        ------------------------------------------------------------------------------
                                           First           Second           Third           Fourth           Total
                                        ------------    -------------    ------------    -------------    ------------
Operating revenue..................       $182,250        $190,791         $246,980        $188,766         $808,787
Gross profit.......................         76,856          85,194          102,989          80,067          345,106
Earnings from continuing operations
    before accounting change.......          9,180          13,194           15,484          11,621           49,479
Net earnings.......................          8,854          12,571           15,431          10,901           47,757

Basic and diluted earnings per share:
   Earnings from continuing
     operations before accounting
     change........................           0.34            0.47             0.54            0.41             1.76
   Net earnings....................           0.32            0.45             0.54            0.39             1.70


                                                                        2002 Quarters
                                        ------------------------------------------------------------------------------
                                           First           Second           Third           Fourth           Total
                                        ------------    -------------    ------------    -------------    ------------

Operating revenue..................       $180,206        $185,880         $245,317        $189,973         $801,376
Gross profit.......................         76,328          84,530          108,814          84,151          353,823
Earnings from continuing operations
    before accounting change.......         12,352          18,492           19,588          14,562           64,994
Net earnings.......................          7,338          16,658           19,589          14,335           57,920

Basic and diluted earnings per share:
   Earnings from continuing
     operations before accounting
     change........................           0.46            0.69             0.74            0.57             2.46
   Net earnings....................           0.27            0.63             0.74            0.55             2.19


The reported amounts for the first quarter of 2002 differ from the amounts previously reported in our Quarterly Report on Form 10-Q. They include the reclassification of the results of discontinued operations and the reclassification of the impairment of $1,260 for a customer list at our direct marketing services business from cumulative effect of accounting change to operating costs and expenses.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

The results for the first quarter of 2002 include $7,670 pre-tax transitional impairment charges for the write-off of goodwill at our direct marketing services business and the write down of certain broadcast licenses at our broadcasting business.

The results for the fourth quarter of 2002 include an $2,502 pre-tax impairment charge for certain equipment at our printing services business.

The results for the fourth quarter of 2001 include an $1,003 pre-tax impairment charge for certain property at our broadcast business and certain equipment at our printing services business.

The results for 2001 include approximately $1,990 pre-tax amortization expense per quarter for goodwill and indefinite-lived intangible assets that are no longer amortized under Statement No. 142.

We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

                                  JOURNAL COMMUNICATIONS, INC.
                           UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                              (in thousands, except per share amounts)

                                                                                     December 31, 2002         March 23, 2003
                                                                                   ---------------------     ------------------
ASSETS                                                                                                           (unaudited)
Current assets:
    Cash and cash equivalents..................................................         $      8,455           $       6,599
    Receivables, less allowance for doubtful accounts of $6,453 and $6,522.....               89,920                  85,533
    Inventories, lower of cost (first-in-first-out) or market:
       Paper and supplies......................................................                7,725                   8,357
       Work in process.........................................................                3,456                   1,773
       Finished goods..........................................................                5,019                   6,418
                                                                                   ---------------------     ------------------
                                                                                              16,200                  16,548

    Prepaid expenses...........................................................               11,786                   8,594
    Deferred income taxes......................................................                8,164                   8,164
                                                                                   ---------------------     ------------------
    TOTAL CURRENT ASSETS.......................................................              134,525                 125,438

Property and equipment, at cost, less accumulated depreciation of
   $345,333 and $353,636.......................................................              324,405                 330,661

Goodwill.......................................................................              111,998                 111,998
Broadcast licenses.............................................................              125,492                 125,492
Other intangible assets, net...................................................               12,115                  11,719
Prepaid pension costs..........................................................               30,337                  29,749
Other assets...................................................................                5,880                   5,781
                                                                                   ---------------------     ------------------
    TOTAL ASSETS...............................................................         $    744,752           $     740,838
                                                                                   =====================     ==================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Notes payable to banks.....................................................         $     90,775           $      75,870
    Accounts payable...........................................................               37,757                  50,759
    Accrued compensation.......................................................               29,712                  20,812
    Deferred revenue...........................................................               20,741                  20,859
    Accrued employee benefits..................................................                9,576                7,452370
    Other current liabilities..................................................                9,525                  14,933
    Current portion of long-term liabilities...................................                1,645                   1,574
                                                                                   ---------------------     ------------------
    TOTAL CURRENT LIABILITIES..................................................              199,731                 192,259

Accrued employee benefits......................................................               16,945                  17,070
Other long-term liabilities....................................................                9,238                   9,142
Deferred income taxes..........................................................               42,294                  42,294

Shareholders' equity:
    Common stock, authorized and issued 28,800 shares ($0.125 par value).......                3,600                   3,600
    Retained earnings..........................................................              581,361                 584,888
    Units of beneficial interest in treasury, at cost..........................             (108,417)               (108,417)
    Accumulated other comprehensive income.....................................                   --                       2
                                                                                   ---------------------     ------------------
    TOTAL SHAREHOLDERS' EQUITY.................................................              476,544                 480,073
                                                                                   ---------------------     ------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.................................         $    744,752           $     740,838
                                                                                   =====================     ==================

Note: The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

See accompanying notes.

                                          JOURNAL COMMUNICATIONS, INC.
                              UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                                    (in thousands, except per share amounts)

                                                                                                  First Quarter Ended
                                                                                      --------------------------------------------
                                                                                        March 24, 2002           March 23, 2003
                                                                                      --------------------     -------------------
Continuing operations:
Operating revenue:
    Publishing.....................................................................       $     69,517             $     68,337
    Broadcasting...................................................................             30,680                   29,462
    Telecommunications.............................................................             34,905                   33,750
    Printing services..............................................................             25,028                   21,025
    Other..........................................................................             19,925                   21,893
                                                                                      --------------------     -------------------
Total operating revenue............................................................            180,055                  174,467

Operating costs and expenses:
    Publishing.....................................................................             33,880                   34,728
    Broadcasting...................................................................             13,083                   13,840
    Telecommunications.............................................................             18,223                   18,562
    Printing services..............................................................             21,496                   17,034
    Other..........................................................................             17,149                   18,395
                                                                                      --------------------     -------------------
    Total operating costs and expenses.............................................            103,831                  102,559

    Selling and administrative expenses............................................             55,744                   52,656
                                                                                      --------------------     -------------------
Total operating costs and expenses and selling and administrative expenses.........            159,575                  155,215

Operating earnings.................................................................             20,480                   19,252

Other income and expense:
    Interest income and dividends..................................................                631                       77
    Interest expense, net..........................................................               (145)                    (491)
                                                                                      --------------------     -------------------
Total other income and expense.....................................................                486                     (414)

Earnings from continuing operations before income taxes and accounting change......             20,966                   18,838

Provision for income taxes.........................................................              8,714                    7,536
                                                                                      --------------------     -------------------

Earnings from continuing operations before accounting change.......................             12,252                   11,302

Income from discontinued operations, net of applicable income tax benefit of $2,667              1,595                       --

Cumulative effect of accounting change, net of applicable income taxes of $1,161...             (6,509)                      --
                                                                                      --------------------     -------------------

Net earnings ......................................................................       $      7,338             $     11,302
                                                                                      ====================     ===================

Weighted average number of shares outstanding......................................             26,775                   25,916

Basic and diluted earnings per share:
    Continuing operations before accounting change.................................       $       0.46             $       0.44
    Discontinued operations........................................................               0.06                       --
    Cumulative effect of accounting change.........................................              (0.25)                      --
                                                                                      --------------------     -------------------
Net earnings per share.............................................................       $       0.27             $       0.44
                                                                                      ====================     ===================
Cash dividends per share...........................................................       $       0.30             $       0.30
                                                                                      ====================     ===================

See accompanying notes.


                                             JOURNAL COMMUNICATIONS, INC.
                              UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                                   (in thousands)

                                                                                                     First Quarter Ended
                                                                                           -----------------------------------------
                                                                                           March 24, 2002         March 23, 2003
                                                                                           ------------------     ------------------
Cash flow from operating activities:
    Net earnings ...................................................................           $      7,338           $     11,302
    Less income from discontinued operations........................................                  1,595                     --
    Less cumulative effect of accounting change.....................................                 (6,509)                    --
                                                                                           ------------------     ------------------
    Earnings from continuing operations before accounting change....................                 12,252                 11,302
    Adjustments for non-cash items:
       Depreciation.................................................................                  9,977                 10,433
       Amortization.................................................................                    352                    396
       Provision for doubtful accounts..............................................                    875                    607
       Net (gain) loss from disposal of assets......................................                    (18)                     3
       Impairment of long-lived assets..............................................                  1,260                     --
       Net changes in operating assets and liabilities, excluding effects of sales and acquisitions:
          Receivables...............................................................                  4,194                  3,815
          Inventories...............................................................                  2,764                   (348)
          Accounts payable..........................................................                 (7,283)                11,481
          Other assets and liabilities..............................................                    157                   (110)
                                                                                           ------------------     ------------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES.............................                 24,530                 37,579

Cash flow from investing activities:
    Capital expenditures for property and equipment.................................                (16,323)               (16,784)
    Proceeds from sales of assets...................................................                     29                     92
    Other, net......................................................................                     37                    (63)
                                                                                           ------------------     ------------------
              NET CASH USED FOR INVESTING ACTIVITIES................................                (16,257)               (16,755)

Cash flow from financing activities:
       Net increase (decrease) in notes payable to bank.............................                 64,975                (14,905)
       Purchases of units of beneficial interest....................................                (79,934)                    --
       Sales of units of beneficial interest........................................                 13,972                     --
       Cash dividends...............................................................                 (7,942)                (7,775)
       Deferred revenue.............................................................                    (75)                    --
                                                                                           ------------------     ------------------
              NET CASH USED FOR FINANCING ACTIVITIES................................                 (9,004)               (22,680)

NET CASH USED FOR DISCONTINUED OPERATIONS...........................................                   (377)                    --
                                                                                           ------------------     ------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS...........................................                 (1,108)                (1,856)

Cash and cash equivalents
       Beginning of year............................................................                  8,911                  8,455
                                                                                           ------------------     ------------------

       At March 23, 2003 and March 24, 2002.........................................           $      7,803           $      6,599
                                                                                           ==================     ==================



See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
              NOTES TO CONSOLIDATED UNAUIDTED FINANCIAL STATEMENTS
             March 23, 2003 (in thousands, except per share amounts)

1    BASIS OF PRESENTATION

The accompanying unaudited consolidated condensed financial statements have been prepared by Journal Communications, Inc. and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission and reflect normal and recurring adjustments, which we believe to be necessary for a fair presentation. As permitted by these regulations, these statements do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. However, we believe that the disclosures are adequate to make the information presented not misleading. The operating results for the first quarter ended March 23, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. You should read these unaudited consolidated condensed financial statements in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002.

We reclassified certain prior year amounts to conform to the 2003 presentation.

2    ACCOUNTING PERIODS

We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of publishing our interim financial statements at the end of the third accounting period (the first quarter), at the end of the sixth accounting period (the second quarter), and at the end of the tenth accounting period (the third quarter).

3    SEGMENT INFORMATION

                                                                                              First Quarter Ended
                                                                                  --------------------------------------------
                                                                                    March 24, 2002          March 23, 2003
                                                                                  -------------------     --------------------
        Operating revenue
        Publishing..........................................................          $     69,517            $     68,337
        Broadcasting........................................................                30,680                  29,462
        Telecommunications..................................................                34,905                  33,750
        Printing services...................................................                25,028                  21,025
        Other...............................................................                19,925                  21,893
                                                                                  -------------------     --------------------
                                                                                      $    180,055            $    174,467
                                                                                  ===================     ====================

        Operating earnings (loss)
        Publishing..........................................................          $      5,235            $      3,582
        Broadcasting........................................................                 4,703                   3,406
        Telecommunications..................................................                10,316                   9,212
        Printing services...................................................                   750                   1,122
        Other...............................................................                  (524)                  1,930
                                                                                  -------------------     --------------------
                                                                                      $     20,480            $     19,252
                                                                                  ===================     ====================

                          JOURNAL COMMUNICATIONS, INC.
              NOTES TO CONSOLIDATED UNAUIDTED FINANCIAL STATEMENTS

                                                                                December 31, 2002        March 23, 2003
                                                                               -------------------     --------------------
                                                                                   (Audited)
     Identifiable total assets
     Publishing..........................................................          $    224,290            $    231,146
     Broadcasting........................................................               298,426                 294,238
     Telecommunications..................................................               114,545                 111,002
     Printing services...................................................                31,005                  29,615
     Other...............................................................                76,486                  74,837
                                                                               -------------------     --------------------
                                                                                   $    744,752            $    740,838
                                                                               ===================     ====================

4    COMPREHENSIVE INCOME

                                                                                           First Quarter Ended
                                                                               --------------------------------------------
                                                                                 March 24, 2002          March 23, 2003
                                                                               -------------------     --------------------
     Net earnings........................................................          $      7,338            $     11,302
     Foreign currency translation adjustments............................                   173                       2
                                                                               -------------------     --------------------
     Comprehensive Income................................................          $      7,511            $     11,304
                                                                               ===================     ====================

5    GOODWILL AND OTHER INTANGIBLE ASSETS

Definite-lived Intangibles

Our definite-lived intangible assets consist primarily of customer lists and non-compete agreements. We amortize the customer lists over the period of time we expect the assets to contribute to our cash flows and we amortize the non-compete agreements over the terms of the contracts.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2002 and March 23, 2003 is as follows:

        As of December 31, 2002                                                  Accumulated
                                                     Gross Carrying Amount       Amortization       Net Carrying Amount
                                                     ----------------------    -----------------    ---------------------
        Definite-lived intangible assets:
        Customer lists..........................          $    17,771            $   (14,830)            $     2,941
        Non-compete agreements..................               24,813                (23,169)                  1,644
        Other...................................                3,080                 (3,045)                     35
                                                     ----------------------    -----------------    ---------------------
        Total...................................          $    45,664            $   (41,044)            $     4,620
                                                     ======================    =================    =====================

                                                                                 Accumulated
        As of March 23, 2003                         Gross Carrying Amount       Amortization       Net Carrying Amount
                                                     ----------------------    -----------------    ---------------------

        Definite-lived intangible assets:
        Customer lists..........................          $    17,771            $   (14,951)            $     2,820
        Non-compete agreements..................               24,813                (23,437)                  1,376
        Other...................................                3,080                 (3,052)                     28
                                                     ----------------------    -----------------    ---------------------
        Total...................................          $    45,664            $   (41,440)            $     4,224
                                                     ======================    =================    =====================

                          JOURNAL COMMUNICATIONS, INC.
              NOTES TO CONSOLIDATED UNAUIDTED FINANCIAL STATEMENTS

Amortization expense was $396 for the first quarter ended March 23, 2003. Estimated amortization expense for each of the next five years ending December 31 is as follows:

            Year                                                      Amount
            ----                                                 --------------

            2003......................................             $   1,636
            2004......................................                 1,028
            2005......................................                   455
            2006......................................                   445
            2007......................................                   410

Indefinite-lived Intangibles

Broadcast licenses and network affiliation agreements are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Consequently, we expect the cash flows from both our broadcast licenses and our network affiliation agreements to continue indefinitely. We performed transitional impairment tests on our broadcast licenses and network affiliation agreements at the level of separate identifiable assets and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business during the first quarter ended March 24, 2002, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. No impairment resulted from our 2002 annual impairment test.

There were no changes in the carrying amount of the major classes of indefinite-lived intangible assets in the first quarter ended March 23, 2003.

Goodwill

In 2002, we performed transitional impairment tests on the goodwill of six of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business during the first quarter ended March 24, 2002, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. For goodwill amortization that was nondeductible for income tax purposes, the transitional goodwill impairment charge is also nondeductible. No impairment resulted from our 2002 annual impairment test.

There were no changes in the carrying amount of goodwill in the first quarter ended March 23, 2003.

6    NOTES PAYABLE TO BANKS

We have a $120,000 bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. Borrowings under this credit agreement are at the Base Rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of March 23, 2003, we had borrowings of $75,870 under the credit agreement, including $4,870 bearing interest at the Base Rate of 4.25% and $71,000 bearing interest at the LIBOR based rate of 2.21%.

7    DISCONTINUED OPERATIONS

In January 2002, we announced the closure of Fox Cities Newspapers, a business in our publishing segment located in Appleton, Wisconsin. On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., during the first quarter ended March 24, 2002 and March 23, 2003:

                          JOURNAL COMMUNICATIONS, INC.
              NOTES TO CONSOLIDATED UNAUIDTED FINANCIAL STATEMENTS

                                                                                     First Quarter Ended
                                                                          -------------------------------------------
                                                                          March 24, 2002          March 23, 2003
                                                                          --------------------    -------------------
        Revenue......................................................         $      1,610            $         --
        Loss before income tax benefit of $2,667.....................         $     (1,072)           $         --

There were no assets or liabilities of Fox Cities Newspapers or IPC Communication Services, S.A. included in the consolidated balance sheet at December 31, 2002 and the unaudited consolidated condensed balance sheet at March 23, 2003.

8    EXIT ACTIVITY

Effective January 1, 2003, we adopted Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity initiated after December 31, 2002 be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan.

In February 2003, we announced the closure of our CD-ROM mastering and replication facility, a business in our printing services segment, in Foothill Ranch, California. These functions will be performed by third parties, eliminating the need for all 33 employees, and will allow us to focus on our core printing services business. This action is expected to be completed in May 2003. We expect to incur expenses of $517. These costs are reported as selling and administrative expenses in the unaudited consolidated condensed statement of earnings. The liability is reported as accrued employee benefits in the unaudited consolidated condensed balance sheets.

                                                        Liability                                         Liability
                                         Expected      at January        Charges/       Payments/          at March
                                           Costs         1, 2003        Additions       Reductions         23, 2003
                                         ----------    ------------     -----------    -------------     -------------
Employee severance and benefits....       $   231        $    -          $   214           $ (132)           $   82
Facility costs.....................           261             -               78              (78)                -
Other..............................            25             -               25              (25)                -
                                         ----------    ------------     -----------    -------------     -------------
Total..............................       $   517        $    -          $   317           $ (235)           $   82
                                         ==========    ============     ===========    =============     =============

                         REPORT OF INDEPENDENT AUDITORS



The Trustees
Journal Employees' Stock Trust

         We have audited the accompanying statements of financial position of Journal Employees' Stock Trust (the Stock Trust) as of December 31, 2002 and 2001, and the related statements of Stock Trust activity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the trustees of the Stock Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Stock Trust at December 31, 2002 and 2001, and Stock Trust activity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                         /s/ ERNST & YOUNG LLP

Milwaukee, Wisconsin
January 28, 2003

                         JOURNAL EMPLOYEES' STOCK TRUST
                        STATEMENTS OF FINANCIAL POSITION





                                                         December 31,
                                                  ----------------------------
                                                     2002            2001
                                                  ------------ -- ------------

Assets                                            $      -        $      -
                                                  ============    ============


Liabilities                                       $      -        $      -
                                                  ============    ============











See accompanying notes.

                         JOURNAL EMPLOYEES' STOCK TRUST
                       STATEMENTS OF STOCK TRUST ACTIVITY
                  (in thousands, except for per share amounts)

                                                                                Year ended December 31,
                                                                     2002                2001                2000
                                                                --------------------------------------------------------
Dividends on common stock of Journal Communications, Inc.
   held by the Stock Trust                                             $28,142             $33,978              $32,877
                                                                ================    ================    ================

Dividends to holders of units of beneficial
  Interest                                                             $28,074             $33,978              $32,877

                                                                            68                   -                    -
Distributions in lieu of dividends to holders of units of
  beneficial interest
                                                                ----------------    ----------------    ----------------
                                                                       $28,142             $33,978              $32,877
                                                                ================    ================    ================

Dividends per share                                                    $  1.20             $  1.35              $  1.35
























See accompanying notes.


                         JOURNAL EMPLOYEES' STOCK TRUST
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                       Year ended December 31,
                                                             2002                2001                2000
                                                      -----------------------------------------------------------
Sources of cash:
   Receipts from purchasers of units of beneficial
     interest                                            $     164,218      $      186,178      $     167,952



   Dividends received from Journal Communications,
     Inc.                                                       28,142              33,978             32,877
                                                      -----------------------------------------------------------
                                                               192,360             220,156            200,829
Uses of cash:
   Disbursements to sellers of units of beneficial
     interest                                                 (164,218)           (186,178)          (167,952)



   Dividends paid to holders of units of beneficial
     interest                                                  (28,074)            (33,978)           (32,877)

   Distributions in lieu of dividends to holders of
     units of beneficial interest                                  (68)                  -                  -
                                                      -----------------------------------------------------------
                                                              (192,360)           (220,156)          (200,829)

Net change in cash                                                   -                   -                  -

Cash at beginning of year                                            -                   -                  -
                                                      -----------------------------------------------------------
Cash at end of year                                   $              -    $              -    $             -
                                                      ===========================================================










See accompanying notes.

                         JOURNAL EMPLOYEES' STOCK TRUST
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002


1.   Organization

     The primary business of Journal Employees' Stock Trust (the Stock Trust) is being the holder of record of certain shares of common stock of Journal Communications, Inc. (the Company), the issuance of, record keeping and transactions in units of beneficial interest (units) that represent shares of common stock of the Company owned by the Stock Trust, voting (including issuance and tabulation of unitholder proxies) of the common stock of the Company owned by the Stock Trust, and such other matters as are specified in the Journal Employees Stock Trust Agreement, dated May 15, 1937, as amended (the Trust Agreement). The Stock Trust is administered by five trustees who are currently officers and directors of the Company and receive no remuneration for services performed for the Stock Trust. The trustees are required to distribute all Stock Trust income (consisting solely of dividends paid by the Company), less such amounts as the trustees deem necessary for payment of administrative expenses, as soon as practicable after receipt. Since its origination, substantially all expenses of the Stock Trust have been paid by the Company, and cash dividends payable to the Stock Trust have been paid by the Company directly to the employees and former employees who own units (unitholders).

2.   Common Stock of the Company

     The Stock Trust is the holder of record of 90% of the Company's common stock. The Stock Trust has issued one unit for each share of common stock which the Stock Trust holds.

3.   Suspension of Purchase and Sale of Units

     On October 25, 2002, the Company's board of directors directed management and the Company's financial adviser to explore potential sources for additional permanent capital for the Company. The Company indicated at that time that it expected the process could take from six to nine months. As a result, the Company suspended the purchase and sale of units under the Trust Agreement while the Company explores additional permanent capital.

                         JOURNAL EMPLOYEES' STOCK TRUST
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS


4.   Unitholders' Sales of Units of Beneficial Interest

     Unitholders may offer to sell their units only in accordance with the terms and conditions of the Trust Agreement, which provides four classes of optionees the right to elect to purchase units offered for sale. Units sold to the Company are sold at the option price in effect on the date of the sale.

     The Company, as one of the optionees under the Trust Agreement, is not obligated to purchase units, though in recent years for the convenience of unitholders, it has elected to do so. There is no assurance the Company will elect to buy units offered for sale in the future. For the past few years until the October 25, 2002 suspension of purchasing and selling of units, the Company has elected to offer units owned by the Company for sale to eligible Company employees through a rotation system.

5.   Distributions in Lieu of Dividends During Suspension of Trading

     The Trust Agreement provides that a unitholder will receive the unit price for units subject to an option event when they are sold, plus either (i) interest at the rate set by the trustees if other unitholders or the Grant family shareholders ultimately buy the units subject to the option event, or
(ii) the dividends declared by the Company's Board of Directors if the Company ultimately buys the units subject to the option event. The Company suspended the purchase and sales of units on October 25, 2002; however, option events still occur pursuant to the terms of the Trust Agreement (for example, when a unitholder leaves employment of the Company). As a result, it cannot be determined who will purchase units subject to option events during the suspension period (and, similarly, it cannot be determined whether the unitholder whose units are subject to an option event during the suspension period will eventually receive interest or dividends). In order to avoid inconvenience to unitholders that may result from the delay in paying either interest or dividends during the suspension period, the trustees have determined that the Stock Trust will make payments to unitholders whose units become subject to option events during the suspension period in an amount equal to the dividends paid by the Company during this period. When the units are eventually sold, the unitholder will receive the sale proceeds calculated in accordance with the terms of the Trust Agreement, less the amount of these payments. These payments in fiscal 2002 totaled $68,325.

6.   Common Stock Held and Units Outstanding

     At December 31, 2002 and 2001, the Stock Trust held 25,920,000 shares of the Company's common stock and has issued a like number of units of beneficial interest.

                         JOURNAL EMPLOYEES' STOCK TRUST
                        STATEMENTS OF FINANCIAL POSITION



                                              March 31, 2003                December 31, 2002
                                       --------------------------      -------------------------
                                                (Unaudited)


Assets                                 $            --                 $                  --
                                       --------------------------      -------------------------



Liabilities and Stock Trust Equity     $            --                 $                  --
                                       --------------------------      -------------------------


























                             See accompanying notes.

                         JOURNAL EMPLOYEES' STOCK TRUST
                  UNAUDITED STATEMENTS OF STOCK TRUST ACTIVITY
                    (in thousands, except per share amounts)

                                                                               First Quarter Ended March 31
                                                                       --------------------------------------------
                                                                              2003                      2002
                                                                       ------------------        ------------------
Dividends on common stock of Journal Communications, Inc.
     held by the Stock Trust                                           $           6,911         $            7,079
                                                                       ==================        ==================
Dividends to holders of units
     of beneficial interest                                            $           6,636         $            7,079

Distributions in lieu of dividends to holders of
     units of beneficial interest                                                    275                         --
                                                                       -----------------         ------------------
                                                                       $           6,911         $            7,079
                                                                       =================         ==================


Dividends per share                                                    $            0.30         $             0.30























                             See accompanying notes.

                         JOURNAL EMPLOYEES' STOCK TRUST
                       UNAUDITED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                           First Quarter Ended March 31
                                                              ---------------------------------------------------
                                                                     2003                               2002
                                                              ------------------                 ----------------

Sources of cash:
     Receipts from purchasers of units
         of beneficial interest                               $             --                   $         94,854

     Dividends received from
         Journal Communications, Inc.                                    6,911                              7,079
                                                                         6,911                            101,933
                                                              ------------------                 ----------------

Uses of cash:
     Disbursements to sellers of
         units of beneficial interest                                       --                            (94,854)

     Dividends paid to holders of
         units of beneficial interest                                   (6,636)                            (7,079)

     Distributions in lieu of dividends to
         holders of units of beneficial interest                          (275)                                --
                                                              ------------------                 ----------------

                                                                        (6,911)                          (101,933)

     Net change in cash                                                     --                                 --

     Cash at beginning of year                                              --                                 --
                                                              ------------------                 ----------------

     Cash at March 31, 2003 and 2002                          $             --                   $             --
                                                              ==================                 =================



                                                       See accompanying notes.

                         JOURNAL EMPLOYEES' STOCK TRUST
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS
                          QUARTER ENDED MARCH 31, 2003

1.   Organization

     The primary business of Journal Employees' Stock Trust (the Stock Trust) is being the holder of record of certain shares of common stock of Journal Communications, Inc. (the Company), the issuance of, record keeping and transactions in units of beneficial interest (units) that represent shares of common stock of the Company owned by the Stock Trust, voting (including issuance and tabulation of unitholder proxies) of the common stock of the Company owned by the Stock Trust, and such other matters as are specified in the Journal Employees Stock Trust Agreement, dated May 15, 1937, as amended (the Trust Agreement). The Stock Trust is administered by five trustees who are currently officers and directors of the Company and receive no remuneration for services performed for the Stock Trust. The trustees are required to distribute all Stock Trust income (consisting solely of dividends paid by the Company), less such amounts as the trustees deem necessary for payment of administrative expenses, as soon as practicable after receipt. Since its origination, substantially all expenses of the Stock Trust have been paid by the Company, and cash dividends payable to the Stock Trust have been paid by the Company directly to the employees and former employees who own units (unitholders).

2.   Common Stock of the Company

     The Stock Trust is the holder of record of 90% of the Company's common stock. The Stock Trust has issued one unit for each share of common stock which the Stock Trust holds.

3.   Suspension of Purchase and Sale of Units

     On October 25, 2002, the Company's board of directors directed management and the Company's financial adviser to explore potential sources for additional permanent capital for the Company. The Company indicated at that time that it expected the process could take from six to nine months. As a result, the Company suspended the purchase and sale of units under the Trust Agreement while the Company explores additional permanent capital.

4.   Unitholders' Sales of Units of Beneficial Interest

     Unitholders may offer to sell their units only in accordance with the terms and conditions of the Trust Agreement, which provides four classes of optionees the right to elect to purchase units offered for sale. Units sold to the Company are sold at the option price in effect on the date of the sale.

     The Company, as one of the optionees under the Trust Agreement, is not obligated to purchase units, though in recent years for the convenience of unitholders, it has elected to do so. There is no assurance the Company will elect to buy units offered for sale in the future. For the past few years until the October 25, 2002 suspension of purchasing and selling of units, the Company had elected to offer units owned by the Company for sale to eligible Company employees through a rotation system.

                         JOURNAL EMPLOYEES' STOCK TRUST
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS


5.   Distributions in Lieu of Dividends During Suspension of Trading

     The Trust Agreement provides that a unitholder will receive the unit price for units subject to an option event when they are sold, plus either (i) interest at the rate set by the trustees if other unitholders or the Grant family shareholders ultimately buy the units subject to the option event, or
(ii) the dividends declared by the Company's Board of Directors if the Company ultimately buys the units subject to the option event. The Company suspended the purchase and sales of units on October 25, 2002; however, option events still occur pursuant to the terms of the Trust Agreement (for example, when a unitholder leaves employment of the Company). As a result, it cannot be determined who will purchase units subject to option events during the suspension period (and, similarly, it cannot be determined whether the unitholder whose units are subject to an option event during the suspension period will eventually receive interest or dividends). In order to avoid inconvenience to unitholders that may result from the delay in paying either interest or dividends during the suspension period, the trustees have determined that the Stock Trust will make payments to unitholders whose units become subject to option events during the suspension period in an amount equal to the dividends paid by the Company during this period. When the units are eventually sold, the unitholder will receive the sale proceeds calculated in accordance with the terms of the Trust Agreement, less the amount of these payments. These payments in the first quarter ended March 31, 2003 totaled $275,409.

6.   Common Stock Held and Units Outstanding

     At March 31, 2003 and December 31, 2002, the Stock Trust held 25,920,000 shares of the Company's common stock and has issued a like number of units of beneficial interest.

                                   APPENDIX A

                          JOURNAL COMMUNICATIONS, INC.
                       THE JOURNAL EMPLOYEES' STOCK TRUST

                                _______ ___, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

____________________________________

____________________________________

____________________________________

Re: Rescission Offer

Dear ____________________:

     Our records indicate that you purchased the following ___ units of beneficial interest (the "Units") in the Journal Employees' Stock Trust during the last ____ ( ) years from the date of this letter:

________________________________________________________________________________

     We are delivering to you a Prospectus, dated _______ ___, 2003, in which we are offering to rescind our sale of Units to you. For federal securities law purposes, we registered the offer and sale of the Units on one or more Registration Statements on Form S-8. We did not register the Units under the state securities law of the state in which you purchased the Units (the "State Securities Law"). Instead, we relied on exemptions from the securities registration requirements for the offer and sale of the Units. Now it appears that the offer and sale of these Units may not have qualified for any exemption from registration under the State Securities Law.

     Our failure to comply with the securities registration provisions under the State Securities Law in the sale of Units to you would give you a cause of action under the State Securities Law for the amount you paid for the Units together with interest on that amount at your state's current statutory rate of interest (__%) per annum from the date of your purchase payment, less the amount of any income you received on the Units, upon the tender of the Units, or for "damages" if you no longer own the Units. Damages are the amount that would be recoverable upon a tender less the value of the Units when you disposed of them and interest at the statutory rate from the date of disposition.

     This rescission offer expires at 5:00 p.m., Central Daylight Time, on _______, 2003 or the date that is 30 calendar days after an employee's receipt of this rescission offer, whichever date is later (the "Expiration Date"). You may accept this rescission offer by signing and returning the enclosed copy of the Election Form for Rescission, indicating on the Election Form your election to accept by checking the appropriate box. The Election Form must be postmarked on or before the Expiration Date.

     However, if you desire to remain a unitholder of the Journal Employees' Stock Trust and retain your Units, you may reject this rescission offer by signing and returning the enclosed Election Form for Rescission, indicating on the Election Form your election to reject by checking the appropriate box, which must be postmarked on or before the Expiration Date. If we do not receive a timely response from you, then you will be deemed to have rejected the rescission offer. Should you reject this rescission offer, following the Expiration Date, the civil liability (if any) of the Journal Employees' Stock Trust to you under the State Securities Law arising from any failure to register the Units will be extinguished.

     In deciding whether to participate in the rescission offer or retain your Units, you should understand that concurrently with this rescission offer we are seeking unitholder and shareholder approval of a transaction, including a share exchange with a wholly-owned subsidiary, pursuant to which we will change the current capital structure of Journal Communications by exchanging shares of our common stock for new shares of class B common stock of New Journal (which is how we refer to our company after the share exchange), which shares will be distributed to unitholders upon termination of JESTA following the share exchange. After the share exchange, we intend to conduct an initial public offering and offer to purchase some of our class B shares pursuant to a tender offer (we do not expect that you would be able to tender all of your class B shares in the tender offer). Assuming the recapitalization transaction takes place, acceptance of this rescission offer will eliminate your ability to participate in the recapitalization with respect to the rescinded Units. Further, you should be aware that the offering price in the tender offer, should it occur, may be higher than the rescission offer price.

     The enclosed copy of the Prospectus should be reviewed carefully before deciding whether to accept or reject this rescission offer.

     If you have questions or comments regarding this offer, or wish to request a copy of the Prospectus, please feel free to contact Paul E. Kritzer of Journal Communications, Inc. at (414) 224-2374.

                                     Sincerely,

                                     JOURNAL COMMUNICATIONS, INC.

                                     THE JOURNAL EMPLOYEES' STOCK TRUST

                                   APPENDIX B

                          ELECTION FORM FOR RESCISSiON


Journal Communications, Inc.
P.O. Box 661
Milwaukee, Wisconsin 53201-0661
Attention:  Paul E. Kritzer, Secretary

     [Please check the appropriate response below.]

     The undersigned acknowledges receipt of a final prospectus ("Prospectus") from Journal Communications, Inc. and the Journal Employees' Stock Trust, in which we have offered certain unitholders of units of beneficial interest the right to rescind or continue their investment (the "Offer"). Depending on the state in which the undersigned acquired the units, the undersigned acknowledges that the we will pay interest at the following annual rate:

     10.0% in Maryland and Tennessee;

     8.0% in Missouri;

     7.0% in California;

     6.0% in Idaho, Minnesota and Nebraska; and

     4.5% in Louisiana.

     The undersigned certifies that the undersigned purchased the units of beneficial interest subject to the Offer in one of the states listed above. This Offer expires at 5:00 p.m., Central Daylight Time, on _______, 2003 or the date that is 30 calendar days after an employee's receipt of this rescission offer, whichever date is later (the "Expiration Date"). Failure to respond to this rescission offer by completing, signing, dating and returning this election form, postmarked on or before the Expiration Date, will be treated by us as a rejection of this Offer, and you will be deemed to have elected to retain your units.

ACCEPTANCE OF REPURCHASE OFFER

     To the extent you accept this Offer, you agree that you will cease to have any further right, title or interest in the rescinded units and any subsequent appreciation in the value of the shares of Journal Communications' common stock underlying those units.

Purchased and Currently Held Units

     [ ] All purchased units: Respecting units currently held by the undersigned, the undersigned hereby accepts our offer to rescind the sale of all of the units of beneficial interest acquired by the undersigned during the period indicated in the prospectus and pay to the undersigned the purchase price paid for those units, less any dividends due or paid on the units. The undersigned acknowledges that we will pay interest to the undersigned from the purchase date of the units through the expiration date of the Offer at the rate described above.

                                      -OR-

     [ ] Certain of the purchased units: Respecting units currently held by the undersigned, the undersigned hereby accepts our offer to rescind the sale of certain of the units of beneficial interest acquired by the undersigned during the period indicated in the prospectus and pay to the undersigned the purchase price paid for those units, less any dividends due or paid on the units. Please complete the following information:

     Date Units Purchased     Purchase Price per Unit    Number of Units to be Repurchased
     --------------------     -----------------------    ---------------------------------








Purchased Units Subsequently Sold


     [ ] The undersigned hereby accepts our offer to refund the purchase price of the units of beneficial interest acquired by the undersigned during the period indicated in the prospectus, and subsequently sold by the undersigned. The undersigned acknowledges that he or she is entitled to receive the amount of his or her "damages," if any. Damages are the amount that would be recoverable upon this Offer, less the value of the units when the undersigned disposed of them and less the value of interest at the applicable annual state interest rate from the date of disposition. However, if the undersigned has already received more for those units than the undersigned would otherwise be entitled to under this Offer, then the undersigned will not receive anything under this Offer. The undersigned has completed and initialed the Affidavit of Sold Units below.

         Please complete the following information:

   Date Units    Purchase Price per                                                Number of Units
   Purchased     Unit                 Date Units Sold     Sale Price per Unit      to be Repurchased
   ---------     ----                 ---------------     -------------------      -----------------






REJECTION OF RESCISSION OFFER

     [ ] The undersigned acknowledges receipt of this Offer but expressly rejects this Offer. Assuming this rejection of the rescission offer is not revoked by a subsequent timely submitted acceptance of the Offer, this rejection is irrevocable.


AFFIDAVIT OF SOLD UNITS

     By his or her initials below, the undersigned hereby represents, warrants, and covenants that he or she previously owned units of beneficial interest (the "Units"). On , 200__, the undersigned sold the Units. The undersigned agrees, in consideration of the refund received from the Journal Communications, Inc.'s and the Journal Employees' Stock Trust Agreement's rescission offer, to indemnify and hold harmless Journal

Communications and the Journal Employees' Stock Trust Agreement, their officers, directors, trustees, employees and agents, and the successors and assigns of any such persons or entities, from and against any and all claims, actions, and suits, whether groundless or otherwise, and any and all liabilities, loss, damage, costs, charges, attorney's fees, and other expenses of every nature and character arising from, or incurred in connection with, said sold Units.

         Please initial here:  _______





         Dated:  ____________________


                                         ___________________________________
                                         Signature of Employee

                                         ___________________________________
                                         Signature of Employee's Spouse

                                         Address of Employee:


                                         ___________________________________

                                         ___________________________________

                                         ___________________________________

                                     [Logo]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following is a list of estimated expenses in connection with the rescission offer:

       Registration fee...........................................   $ 909
       Printing costs.............................................   $ 6,700
       Legal fees and expenses....................................   $ *
       Accounting fees and expenses...............................   $ *
       Blue sky fees and expenses.................................   $ *
       Miscellaneous..............................................   $ *
              Total...............................................   $ *

         *To be filed by amendment.

     All of the above expenses are estimates, except the registration fee. All of the above expenses will be borne by Journal Communications.

Item 15. Indemnification of Directors and Officers.

     The By-laws of Journal Communications provide that the directors and officers of Journal Communications, any trustee of the Journal Employees' Stock Trust or of any employee benefit plan of Journal Communications and any person serving at the request of Journal Communications as a director, officer, employee or agent of another corporation, partnership, joint venture or trust are entitled to mandatory indemnification from Journal Communications against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such persons are successful in the defense of a proceeding and (ii) in proceedings in which the person is not successful in defense thereof, unless (in the latter case only) it is determined that such person breached or failed to perform his or her duties to Journal Communications and such breach or failure constituted: (a) a willful failure to deal fairly with Journal Communications or its shareholders in connection with a matter in which the person had a material conflict of interest; (b) a violation of the criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, the Wisconsin Business Corporation Law would require mandatory indemnification of directors and officers of Journal Communications under certain circumstances, as more fully described in Sections
180.0850 through 180.0859 thereof. Additionally, under the Wisconsin Business Corporation Law, directors of Journal Communications are not subject to personal liability to Journal Communications, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

     Expenses for the defense of any action for which indemnification may be available are required to be advanced by Journal Communications under certain circumstances.

     The indemnification provided by the Wisconsin Business Corporation Law and Journal Communications' By-laws is not exclusive of any other rights to which a director, officer or other person may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer, director or other person may be required to bear the economic burden of the foregoing liabilities and expense.

     Journal Communications also maintains director and officer liability insurance against certain claims and liabilities which may be made against Journal Communications' former, current or future directors or officers or persons serving at the request of Journal Communications or positions with other entities as described above

     The Journal Employees' Stock Trust Agreement provides that the trustees shall not incur any liability for any error of judgment or mistake of law, or for any action or omission in the administration of the Trust, except for individual willful misconduct, and that they shall be entitled to exoneration from all liabilities incurred by them in the bona fide discharge of their duties as trustees.

Item 16. Exhibits.

     The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

Item 17. Undertakings.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, trustees, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrants is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of a Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrants certify that they have reasonable grounds to believe that they meet all of the requirements for filing on Form S-2 and have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on May 19, 2003.

                                        JOURNAL COMMUNICATIONS, INC.


                                        By: /s/ Steven J. Smith
                                           -------------------------------------
                                           Steven J. Smith
                                           Chairman and Chief Executive Officer

                                        JOURNAL EMPLOYEES' STOCK TRUST


                                        By: /s/ Steven J. Smith
                                           -------------------------------------
                                           Steven J. Smith
                                           Trustee


                                        By: /s/ Paul M. Bonaiuto
                                           -------------------------------------
                                           Paul M. Bonaiuto
                                           Trustee

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Steven J. Smith and Paul M. Bonaiuto, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                Signature                                   Title                                        Date
                ---------                                   -----                                        ----
Journal Communications, Inc.

/s/ Steven J. Smith                         Chairman of the Board and Chief Executive Officer         May 19, 2003
------------------------------------        (Principal Executive Officer)
Steven J. Smith

/s/ Paul M. Bonaiuto                        Executive Vice President and Chief Financial              May 19, 2003
------------------------------------        Officer (Principal Financial Officer)
Paul M. Bonaiuto

                Signature                                   Title                                        Date
                ---------                                   -----                                        ----

/s/ Anne M. Bauer                           Vice President and Controller (Principal                  May 19, 2003
------------------------------------        Accounting Officer)
Anne M. Bauer

/s/ Douglas G. Kiel                                        Director                                   May 19, 2003
------------------------------------
Douglas G. Kiel

/s/ James J. Ditter                                        Director                                   May 19, 2003
------------------------------------
James J. Ditter

/s/ David J. Drury                                         Director                                   May 19, 2003
------------------------------------
David J. Drury

/s/ James L. Forbes                                        Director                                   May 19, 2003
------------------------------------
James L. Forbes

/s/ Cynthia L. Gault                                       Director                                   May 19, 2003
------------------------------------
Cynthia L. Gault

/s/ Mary Hill Leahy                                        Director                                   May 19, 2003
------------------------------------
Mary Hill Leahy

                                                           Director                                   May __, 2003
------------------------------------
Ulice Payne, Jr.

/s/ Roger D. Peirce                                        Director                                   May 19, 2003
------------------------------------
Roger D. Peirce

/s/ David D. Reszel                                        Director                                   May 19, 2003
------------------------------------
David D. Reszel

/s/ Keith K. Spore                                         Director                                   May 19, 2003
------------------------------------
Keith K. Spore

                                                           Director                                   May __, 2003
------------------------------------
Mary Ellen Stanek

/s/ Karen O. Trickle                                       Director                                   May 19, 2003
------------------------------------
Karen O. Trickle


                Signature                                   Title                                        Date
                ---------                                   -----                                        ----

Journal Employees' Stock Trust                                                                        May 19, 2003


/s/ Steven J. Smith                                        Trustee                                    May 19, 2003
------------------------------------
Steven J. Smith

/s/ Douglas G. Kiel                                        Trustee                                    May 19, 2003
------------------------------------
Douglas G. Kiel

/s/ Paul M. Bonaiuto                                       Trustee                                    May 19, 2003
------------------------------------
Paul M. Bonaiuto

/s/ Keith K. Spore                                         Trustee                                    May 19, 2003
------------------------------------
Keith K. Spore

/s/ James J. Ditter                                        Trustee                                    May 19, 2003
------------------------------------
James J. Ditter


                                  EXHIBIT INDEX

Exhibit
Number                   Document Description
------                   --------------------

(4.1) Articles of Association of Journal Communications, Inc., as amended (incorporated by reference to the Quarterly Report on Form 10-Q of Journal Communications, Inc. for the quarter ended June 16, 2002 [Commission File No. 0-7831]).

(4.2) By-Laws of Journal Communications, Inc. (incorporated by reference to the Quarterly Report on Form 10-Q of Journal Communications, Inc. for the quarter ended June 16, 2002 [Commission File No. 0-7831]).

(4.4) The Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q of Journal Employees' Stock Trust for the quarter ended June 30, 2001 [Commission File No. 0-7832]).

(4.5) Shareholders Agreement, by and among Journal Communications, Inc., The Journal Company, Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003.*

(5)            Opinion of Counsel.*

(10.1) Credit Agreement, dated May 31, 2002, among Journal Communications and certain of its subsidiaries parties thereto, several lenders parties thereto and U.S. Bank National Association, as lead arranger and administrative agent (incorporated by reference to Exhibit 10 to Journal Communications, Inc.'s Quarterly Report on Form 10Q for quarterly period ended June 16, 2002 [Commission File No. 0-7831]).

(10.2) First Amendment to Credit Agreement, dated May 2, 2003, among Journal Communications, Inc. and certain of its subsidiaries parties thereto, several lenders parties thereto and U.S. Bank National Association, as lead arranger and administrative agent (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q of Journal Communications, Inc. for the quarter ended March 23, 2003 [Commission File No. 0-7831]).

(10.3) Journal Communications, Inc. Management Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831]).

(10.4) Journal Communications, Inc. Management Annual Incentive Plan (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831]).

(10.5) Journal Communications, Inc. Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831]).

(10.6) Journal Communications, Inc. Supplemental Benefit Plan (incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831]).



(23.1)         Consent of Independent Auditors.

(23.2)         Consent of Counsel (contained in Exhibit 5).*

(24)           Powers of Attorney (contained on the signature page hereto).

  ------------------
         *To be filed by amendment.


                                      E-1